Exhibit 99.1

Sasol Limited group

Statement of financial position

at 30 June

		2015	2014
	Note	Rm	Rm
Assets
Property, plant and equipment	2	135 822	111 449
Assets under construction	3	61 977	51 320
Goodwill	4	590	644
Other intangible assets	5	1 703	1 882
Other long-term investments	6	826	876
Investments in equity accounted joint ventures	7	10 028	8 280
Investments in associates	8	1 842	1 877
Post-retirement benefit assets	9	590	487
Long-term receivables and prepaid expenses	10	1 791	2 922
Long-term financial assets	11	—	13
Deferred tax assets	23	1 752	3 143
Non-current assets		216 921	182 893
Assets in disposal groups held for sale	12	89	1 419
Inventories	13	23 141	26 758
Tax receivable	28	1 563	550
Trade receivables	14	23 863	25 223
Other receivables and prepaid expenses	15	4 547	4 601
Short-term financial assets	16	124	420
Cash restricted for use	17	5 022	1 245
Cash	17	48 329	37 155
Current assets		106 678	97 371
Total assets		323 599	280 264
Equity and liabilities
Shareholders’ equity		191 610	170 977
Non-controlling interests		4 873	3 792
Total equity		196 483	174 769
Long-term debt	18	39 269	23 419
Long-term financial liabilities	19	8	17
Long-term provisions	20	13 431	15 232
Post-retirement benefit obligations	21	10 071	9 294
Long-term deferred income	22	425	293
Deferred tax liabilities	23	22 570	18 246
Non-current liabilities		85 774	66 501
Liabilities in disposal groups held for sale	12	15	57
Short-term debt	24	3 331	2 637
Short-term financial liabilities	25	198	446
Short-term provisions	26	6 322	6 644
Short-term deferred income	27	397	101
Tax payable	28	905	1 097
Trade payables and accrued expenses	29	24 226	22 327
Other payables	30	5 629	5 306
Bank overdraft	17	319	379
Current liabilities		41 342	38 994
Total equity and liabilities		323 599	280 264

Notes 1 to 64 are an integral part of these Consolidated Financial Statements.

Sasol Limited group

Income statement

for the year ended 30 June

		2015	2014	2013
	Note	Rm	Rm	Rm
Turnover	31	185 266	202 683	169 891
Materials, energy and consumables used	32	(80 169)	(89 224)	(76 617)
Selling and distribution costs		(6 041)	(5 762)	(5 102)
Maintenance expenditure		(7 628)	(8 290)	(7 243)
Employee related expenditure	33	(22 096)	(28 569)	(22 477)
Exploration expenditure and feasibility costs		(554)	(604)	(1 369)
Depreciation and amortisation		(13 567)	(13 516)	(11 121)
Other expenses, net		(9 912)	(7 415)	(4 234)
Translation (losses)/gains	34	(1 115)	798	2 892
Other operating expenses	35	(10 164)	(12 522)	(8 889)
Other operating income	36	1 367	4 309	1 763

Operating profit before remeasurement items		45 299	49 303	41 728
Remeasurement items	38	(807)	(7 629)	(2 949)
Operating profit after remeasurement items		44 492	41 674	38 779
Share of profits of equity accounted joint ventures, net of tax	39	2 098	3 810	1 562
Share of profits		2 097	3 823	5 021
Remeasurement items		1	(13)	(3 459)
Share of (losses)/profits of associates, net of tax	40	(41)	334	504
Profit from operations		46 549	45 818	40 845
Net finance costs		(956)	(705)	(1 139)
Finance income	41	1 274	1 220	669
Finance costs	42	(2 230)	(1 925)	(1 808)

Profit before tax		45 593	45 113	39 706
Taxation	43	(14 431)	(14 696)	(12 595)
Profit for year		31 162	30 417	27 111
Attributable to
Owners of Sasol Limited		29 716	29 580	26 274
Non-controlling interests in subsidiaries		1 446	837	837
		31 162	30 417	27 111

		Rand	Rand	Rand
Per share information
Basic earnings per share	44	48,71	48,57	43,38
Diluted earnings per share	44	48,70	48,27	43,30

Statement of comprehensive income

for the year ended 30 June

		2015	2014	2013
	Note	Rm	Rm	Rm
Profit for year		31 162	30 417	27 111
Other comprehensive income, net of tax
Items that can be subsequently reclassified to the income statement		3 604	4 460	8 153
Effect of translation of foreign operations	45	3 590	4 477	8 114
Effect of cash flow hedges	45	—	(66)	78
Fair value of investments available-for-sale	45	16	34	(17)
Tax on items that can be subsequently reclassified to the income statement	45	(2)	15	(22)
Items that cannot be subsequently reclassified to the income statement		(593)	(22)	(338)
Remeasurements on post-retirement benefit obligations	45	(847)	(80)	(497)
Tax on items that cannot be subsequently reclassified to the income statement	45	254	58	159

Total comprehensive income for the year		34 173	34 855	34 926
Attributable to
Owners of Sasol Limited		32 727	34 002	34 073
Non-controlling interests in subsidiaries		1 446	853	853
		34 173	34 855	34 926

Notes 1 to 64 are an integral part of these Consolidated Financial Statements.

Sasol Limited group

Statement of changes in equity

for the year ended 30 June

		Share-	Foreign				Remeasurements
		based	currency		Cash flow	Sasol Inzalo	on post-	Share
	Share	payment	translation	Investment	hedge	share	retirement	repurchase			Non-
	capital	reserve	reserve	fair value	accounting	transaction	benefit	programme	Retained	Shareholders’	controlling	Total
	Note 46	Note 47	Note 48	reserve	reserve	Note 47	obligations	Note 49	earnings	equity	interests	equity
	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
Balance at 30 June 2012	27 984	8 509	2 137	15	(13)	(22 054)	(1 250)	(2 641)	112 509	125 196	2 746	127 942
Shares issued on implementation of share options	727	—	—	—	—	—	—	—	—	727	—	727
Share-based payment expense	—	374	—	—	—	—	—	—	—	374	—	374
Transactions with non-controlling shareholders in subsidiaries	—	—	—	—	—	—	—	—	—	—	8	8
Total comprehensive income for the year	—	—	8 098	(18)	54	—	(335)	—	26 274	34 073	853	34 926
Profit	—	—	—	—	—	—	—	—	26 274	26 274	837	27 111
Other comprehensive income for year	—	—	8 098	(18)	54	—	(335)	—	—	7 799	16	7 815
Dividends paid	—	—	—		—	—	—	—	(10 787)	(10 787)	(297)	(11 084)
Balance at 30 June 2013	28 711	8 883	10 235	(3)	41	(22 054)	(1 585)	(2 641)	127 996	149 583	3 310	152 893
Shares issued on implementation of share options	373	—	—	—	—	—	—	—	—	373	—	373
Share-based payment expense	—	267	—	—	—	—	—	—	—	267	—	267
Transactions with non-controlling shareholders in subsidiaries	—	—	—	—	—	—	—	—	—	—	1	1
Curtailment of post-retirement benefit obligations	—	—	—	—	—	—	202	—	(202)	—	—	—
Total comprehensive income for the year	—	—	4 469	31	(48)	—	(30)	—	29 580	34 002	853	34 855
Profit	—	—	—	—	—	—	—	—	29 580	29 580	837	30 417
Other comprehensive income for year	—	—	4 469	31	(48)	—	(30)	—	—	4 422	16	4 438
Dividends paid	—	—	—	—	—	—	—	—	(13 248)	(13 248)	(372)	(13 620)
Balance at 30 June 2014	29 084	9 150	14 704	28	(7)	(22 054)	(1 413)	(2 641)	144 126	170 977	3 792	174 769
Shares issued on implementation of share options	144	—	—	—	—	—	—	—	—	144	—	144
Share-based payment expense	—	501	—	—	—	—	—	—	—	501	—	501
Settlement of post-retirement benefit obligations	—	—	—	—	—	—	25	—	(25)	—	—	—
Total comprehensive income for the year	—	—	3 585	14	—	—	(588)	—	29 716	32 727	1 446	34 173
Profit	—	—	—	—	—	—	—	—	29 716	29 716	1 446	31 162
Other comprehensive income for year	—	—	3 585	14	—	—	(588)	—	—	3 011	—	3 011
Dividends paid	—	—	—	—	—	—	—	—	(12 739)	(12 739)	(365)	(13 104)
Balance at 30 June 2015	29 228	9 651	18 289	42	(7)	(22 054)	(1 976)	(2 641)	161 078	191 610	4 873	196 483

Notes 1 to 64 are an integral part of these Consolidated Financial Statements.

Sasol Limited group

Statement of cash flows

for the year ended 30 June

		2015	2014	2013
	Note	Rm	Rm	Rm
Cash receipts from customers		186 839	203 549	169 059
Cash paid to suppliers and employees		(125 056)	(138 100)	(117 153)
Cash generated by operating activities	50	61 783	65 449	51 906
Finance income received	53	4 046	5 920	6 063
Finance costs paid	42	(2 097)	(499)	(523)
Tax paid	28	(10 057)	(13 647)	(10 367)
Cash available from operating activities		53 675	57 223	47 079
Dividends paid	54	(12 739)	(13 248)	(10 787)
Cash retained from operating activities		40 936	43 975	36 292
Additions to non-current assets		(45 106)	(38 779)	(30 414)
Additions to property, plant and equipment	2	(1 273)	(4 327)	(3 044)
Additions to assets under construction	3	(43 754)	(34 371)	(27 293)
Additions to other intangible assets	5	(79)	(81)	(77)
Increase in capital project related payables	52	2 461	—	—
Non-current assets sold	55	472	185	525
Acquisition of interests in joint ventures	56	—	—	(730)
Cash acquired on acquisition of joint ventures	56	—	—	9
Additional investment in joint ventures		(173)	(632)	(415)
Acquisition of interests in associates	56	—	(519)	—
Cash acquired on acquisition of associates	56	—	527	—
(Additional investments)/reimbursement of capital in associate		(415)	616	461
Disposal of businesses	57	738	1 353	167
Net cash disposed of on disposal of businesses	57	(105)	—	17
Purchase of investments		(224)	(281)	(317)
Proceeds from sale of investments		264	237	278
Decrease/(increase) in long-term receivables		3	(520)	(414)
Cash used in investing activities		(42 085)	(37 813)	(30 833)
Share capital issued on implementation of share options		144	373	727
Contributions from non-controlling shareholders in subsidiaries		—	3	37
Dividends paid to non-controlling shareholders in subsidiaries		(365)	(372)	(297)
Proceeds from long-term debt	18	14 543	3 263	9 597
Repayments of long-term debt	18	(1 663)	(2 207)	(1 763)
Proceeds from short-term debt	24	2 686	2 346	2 049
Repayments of short-term debt	24	(2 280)	(2 497)	(1 834)
Cash generated by financing activities		13 065	909	8 516
Translation effects on cash and cash equivalents of foreign operations	48	3 095	455	583
Increase in cash and cash equivalents		15 011	7 526	14 558
Cash and cash equivalents at beginning of year		38 021	30 555	15 997
Reclassification to held for sale		—	(60)	—
Cash and cash equivalents at end of year	17	53 032	38 021	30 555

Notes 1 to 64 are an integral part of these Consolidated Financial Statements.

Accounting policies and financial reporting terms

Sasol Limited is the holding company of the Sasol group (the group) and is domiciled in the Republic of South Africa. The following principal accounting policies were applied by the group for the financial year ended 30 June 2015. Except as otherwise disclosed, these policies are consistent in all material respects with those applied in previous years.

Financial reporting terms

These definitions of financial reporting terms are provided to ensure clarity of meaning as certain terms may not always have the same meaning or interpretation in all countries.

Group structures

Associate	An entity, other than a subsidiary, joint venture or joint operation, in which the group has significant influence, but no control or joint control, over financial and operating policies.

Business unit

An operation engaged in providing similar goods or services that are different to those provided by other operations.

The primary business units are:

Operating business units

Mining

Exploration and Production International

Strategic business units

Energy

Base Chemicals

Performance Chemicals

Classified as ‘other ’ in the segment report:

Group Functions

Company	A legal business entity registered in terms of the applicable legislation of that country.

Entity	Sasol Limited, a subsidiary, joint venture, joint operation, associate or structured entity.

Foreign operation	An entity whose activities are based or conducted in a country or currency other than those of the reporting entity (Sasol Limited).

Group	The group comprises Sasol Limited, its subsidiaries and its interests in consolidated structured entities.

Joint arrangement	An economic activity over which the group exercises joint control established under a contractual arrangement.

Joint control	The contractually agreed sharing of control which exists when decisions about the relevant activities require unanimous consent of the parties sharing control.

Joint venture	A joint arrangement in which the parties have joint control with rights to the net assets of the arrangement.

Joint operation	A joint arrangement in which parties have joint control with rights to the assets and obligations for the liabilities pertaining to the arrangement.

Structured entity

An entity designed so that voting rights are not the dominant factor in determining control of the entity. The key decisions affecting the returns of the entity are directed by means of contractual arrangements.

Subsidiary	Any entity over which the group exercises control.

General accounting terms

Acquisition date	The date on which control in subsidiaries, consolidated structured entities, joint control in joint arrangements and significant influence in associates commences.

Assets under construction

A non-current asset which includes land and expenditure capitalised for work in progress in respect of activities to develop, expand or enhance items of property, plant and equipment, intangible assets and exploration assets.

Business

An integrated set of activities and assets capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs or other economic benefits directly to investors or other owners, members or participants. Exploration activities are generally not classified as a business until the asset is producing.

Cash generating unit	The smallest identifiable group of assets which can generate cash inflows independently from other assets or groups of assets.

Commissioning date	The date that an item of property, plant and equipment, whether acquired or constructed, is brought into use.

Consolidated group financial statements

The financial results of the group which comprise the financial results of Sasol Limited, its subsidiaries, consolidated structured entities, as well as its share of the assets, liabilities, income and expenses of joint operations and interests in the financial results of joint ventures and associates.

Control

Control is obtained when an investor is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. When assessing the ability to control an entity, the existence of substantive potential voting rights are taken into account.

Corporate assets	Assets, other than goodwill, that contribute to the future cash flows of both the cash generating unit under review as well as other cash generating units.

Discontinued operation	A component that represents a separate major line of business or geographical area of business that, pursuant to a single plan, has either been disposed of or is classified as held for sale.

Discount rate

The rate used in determining discounted cash flows. When estimating provisions, this is the pre-tax interest rate that reflects the current market assessment of the time value of money. To the extent that, in determining the cash flows, the risks specific to the asset or liability are taken into account in determining those cash flows, they are not included in determining the discount rate.

Disposal date	The date on which control in subsidiaries, consolidated structured entities, joint control in joint arrangements and significant influence in associates ceases.

Exploration assets	Capitalised expenditure relating to the exploration for and evaluation of mineral resources (coal, oil and gas).

Fair value	The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Financial results	Comprise the financial position (assets, liabilities and equity), results of operations (income and expenses) and cash flows of an entity and of the group.

Functional currency	The currency of the primary economic environment in which an entity operates.

Long-term	A period longer than 12 months from the reporting date.

Market participants	Buyers and sellers in a principal market (or most advantageous market) who are independent, knowledgeable, willing and able to exchange an asset or settle a liability in an arm’s length transaction.

Mineral assets	Capitalised expenditure relating to producing coal, oil and gas properties, including development costs and previously capitalised exploration assets.

General accounting terms

Other comprehensive income

Comprises items of income and expense (including reclassification adjustments) that are not recognised in the income statement and includes the effect of translation of foreign operations, cash flow hedges, re-measurements of defined benefit plans and available-for-sale financial assets, including the tax effect thereof.

Power	Existing rights that provide the entity with the current ability to direct relevant activities.

Presentation currency	The currency in which financial results of an entity are presented.

Qualifying asset	An asset that necessarily takes a substantial period (normally in excess of 12 months) of time to get ready for its intended use.

Recoverable amount

The amount that reflects the greater of the fair value less costs of disposal and value in use that can be attributed to an asset as a result of its ongoing use by the entity. Value in use is estimated using a discounted cash flow model. The future cash flows are adjusted for risks specific to the asset and are discounted using a discount rate. This discount rate is derived from the group’s weighted average cost of capital and is adjusted where applicable to take into account any specific risks relating to the country where the asset or cash-generating unit is located. The rate applied in each country is reassessed each year. The recoverable amount may be adjusted to take into account recent market transactions for a similar asset.

Related party

Parties are considered to be related if one party directly or indirectly has the ability to control or jointly control the other party or exercise significant influence over the other party or is a member of the key management of the reporting entity (Sasol Limited).

Relevant activities	Activities of an investee that significantly affect its returns.

Revenue	Comprises turnover, dividends received and interest received.

Share-based payment

A transaction in which an entity issues equity instruments, share options or incurs a liability to pay cash based on the price of the entity’s equity instruments to another party as compensation for goods received or services rendered.

Significant influence

The ability, directly or indirectly, to participate in, but not exercise control or joint control over,

the financial and operating policy decisions of an entity so as to obtain economic benefit from its activities.

Turnover	Comprises revenue generated by operating activities and includes sales of products, services rendered, licence fees and royalties, net of indirect taxes, rebates and trade discounts.

Remeasurement items

Comprises items of income and expense recognised in the income statement that are less closely aligned to the operating or trading activities of the reporting entity and includes, inter alia, the impairment of non-current assets, profit or loss on disposal of non-current assets including businesses and investments in equity accounted joint ventures, and scrapping of assets.

Financial instrument terms

Available-for-sale financial asset

A financial asset that has been designated as available-for-sale or a financial asset other than those classified as loans and receivables, financial assets at fair value through profit or loss, held-to-maturity investments or derivative instruments.

An investment intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, is classified as a non-current available-for-sale financial asset.

Cash and cash equivalents	Comprise cash on hand, cash restricted for use, bank overdraft, demand deposits and other short-term highly liquid investments with a maturity period of three months or less at date of purchase.

Cash flow hedge	A hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction.

Cash restricted for use	Cash and cash equivalents which are not available for general use by the group, including amounts held in escrow, trust or other separate bank accounts.

Derivative instrument

A financial instrument:

• whose value changes in response to movements in a specified interest rate, commodity price, foreign exchange rate or similar variable;

• that requires minimal initial net investment; and

• whose terms require or permit settlement at a future date.

Effective interest rate	The derived rate that discounts the expected future cash flows of a financial asset or liability to the current net carrying amount.

Equity instrument	Any financial instrument (including investments) that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

Financial asset	Cash or cash equivalents, a contractual right to receive cash, an equity instrument of another entity or a contractual right to exchange a financial instrument under favourable conditions.

Financial liability	A contractual obligation to pay cash or transfer other benefits or an obligation to exchange a financial instrument under unfavourable conditions. This includes debt.

Financial guarantee

A contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of the debt instrument.

Financial assets at fair value through profit or loss

A financial asset that the group has designated in this category because it is managed based on its fair value at each reporting period, a derivative financial instrument that is not used for hedging purposes and other financial assets that are frequently traded in.

Held-to-maturity investment

A non-derivative financial asset with a fixed maturity and fixed or determinable future payments, that management has the positive intent and ability to hold to maturity. Such a financial asset is classified as a non-current asset, except when it has a maturity within 12 months from the reporting date, in which case it is classified as a current asset.

Loans and receivables

A financial asset with fixed or determinable repayments that are not quoted in an active market, other than:

• a derivative instrument;

• financial assets at fair value through profit or loss; or

• an available-for-sale financial asset.

Monetary asset	An asset which will be settled in a fixed or determinable amount of money.

Monetary liability	A liability which will be settled in a fixed or determinable amount of money.

Transaction date	The date an entity commits itself to purchase or sell a financial instrument.

Statement of compliance

The consolidated financial statements are prepared in compliance with International Financial Reporting Standards (IFRS) and Interpretations of those standards, as issued by the International Accounting Standards Board, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Reporting Pronouncements as issued by Financial Reporting Standards Council and the South African Companies Act, 2008. The consolidated financial statements were approved for issue by the board of directors on 4 September 2015 and will be presented for approval at the Annual General Meeting of shareholders on 4 December 2015.

Accounting standards, interpretations and amendments to published accounting standards

During the current financial year, the following accounting standards, interpretations and amendments to published accounting standards were adopted by the group:

Standard	Nature of the change	Date published	Effective date	Impact on financial position or performance
Accounting for Acquisitions of Interests in Joint Operations (Amendment to IFRS 11)	Amendment	May 2014	1 January 2016	No impact
Clarification of Acceptable Methods of Depreciation and Amortisation	Amendment	August 2014	1 January 2016	No impact
(Amendments to IAS 16 and IAS 38)				The principles contained in the amendment are currently being applied in the Sasol group.
Equity method in Separate Financial Statements	Amendment	August 2014	1 January 2016	No impact for the Sasol group financial position or performance.
(Amendments to IAS 27)				The equity method will be applied in the Separate Financial Statements for associates and equity-accounted joint ventures.
We do not expect a material impact on the financial performance or financial position.
Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28)	Amendment	September 2014	1 January 2016	No impact. The principles contained in the amendment are currently being applied in the Sasol group.
Annual Improvements 2014	Amendments to various standards	September 2014	1 January 2016	No material impact for the group

The following accounting standards, interpretations and amendments to published accounting standards which are relevant to Sasol but not yet effective, have not been adopted in the current year:

Standard	Date published	Effective date *	Anticipated impact on Sasol
IFRS 9, Financial Instruments (Amended)	24 July 2014	1 January 2018

IFRS 9 introduced new requirements for classifying and measuring financial assets and liabilities by introducing a fair value through other comprehensive income category for certain debt instruments. It also contains a new impairment model which will result in earlier recognition of losses and new hedging guidance which will require the implementation of new models, systems and processes.

The effective date for adoption of this standard is for periods commencing on or after 1 January 2018. We do not expect the adoption of IFRS 9 to have significant impact on total assets, total liabilities, guarantees, equity, earnings and earnings per share.

IFRS 15, Revenue from contracts with customers	28 May 2014	1 January 2018

IFRS 15 contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognised. The underlying principle is that an entity will recognise revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services.

The effective date for adoption of this standard is for periods commencing on or after 1 January 2018. We are currently reviewing the effects of the standard and will consider adoption when appropriate.

*The amendments apply for annual periods commencing on or after the date noted and early adoption is permitted, unless otherwise indicated.

Principal accounting policies

Basis of preparation of financial results

The consolidated financial statements are prepared using the historic cost convention except that, as set out in the accounting policies below, certain items, including derivative instruments, liabilities for cash-settled share-based payment schemes, financial assets at fair value through profit or loss and available-for-sale financial assets, are stated at fair value.

The consolidated financial statements are prepared on the going concern basis.

Except as otherwise disclosed, these accounting policies are consistent with those applied in previous years.

These accounting policies are consistently applied throughout the group.

Basis of consolidation of financial results

The consolidated financial statements reflect the financial results of the group as well as its share of the assets, liabilities, income and expenses of joint operations and interests in the financial results of joint ventures and associates. All financial results are consolidated with similar items on a line by line basis except for investments in associates and joint ventures, which are included in the group’s results as set out below.

Subsidiaries are entities controlled by the group. The effects of potential voting rights that are substantive are also considered when assessing whether the group controls another entity. The financial results of subsidiaries are consolidated into the group’s results from acquisition date until disposal date.

Structured entities controlled by the group The financial results of structured entities are consolidated into the group’s results from the date that the group controls the structured entity until the date that control ceases. Control exists where the group, based on an evaluation of the substance of the relationship with the structured entity, has exposure, or rights, to variable returns from the group’s involvement with the structured entity and has the ability to affect those returns through power over the structured entity.

Inter-company transactions, balances and unrealised gains and losses between entities are eliminated on consolidation. To the extent that a loss on such a transaction provides evidence of a reduction in the net realisable value of current assets or an impairment loss of a non-current asset, that loss is charged to the income statement.

Interests in equity accounted investees The group’s interests in equity accounted investees comprise of interests in associates and joint ventures.

The financial results of associates and joint ventures are included in the group’s results according to the equity method from acquisition date until the disposal date. Under the equity method, investments in associates and joint ventures are recognised initially at cost. Subsequent to the acquisition date, the group’s share of profits or losses of associates and joint ventures is charged to the income statement as equity accounted earnings and its share of movements in equity reserves is recognised as other comprehensive income or equity as appropriate. All cumulative post-acquisition movements in the equity of associates and joint ventures are adjusted against the cost of the investment. When the group’s share of losses in associates and joint ventures equals or exceeds its interest in those associates and joint ventures, the carrying amount of the investment is reduced to zero, and the group does not recognise further losses, unless the group has incurred a legal or constructive obligation or made payments on behalf of those associates and joint ventures.

In respect of associates and joint ventures, where appropriate, unrealised gains and losses are eliminated to the extent of the group’s interest in these entities. To the extent that a loss on a transaction provides evidence of an impairment loss on the equity accounted investment, that loss is charged to the income statement. Where assets are sold or contributed by the group to its associate or joint venture, the gains or losses on the sale of those assets are recognised only to the extent of the outside investor’s interests. Where the assets constitute a business, the full gain or loss is recognised by the group.

Goodwill relating to associates and joint ventures forms part of the carrying amount of those associates and joint ventures.

The total carrying amount of each associate and joint venture is evaluated annually, as a single asset, for impairment or when objective evidence is identified which indicates that the investment in associate or joint venture is impaired. This includes the identification of conditions which indicate that a decline in fair value below the carrying amount is other than temporary. If impaired, the carrying amount of the investment in associates and joint ventures are written down to its estimated recoverable amount in accordance with the accounting policy on impairment and is charged to the income statement. A previously recognised impairment loss will be reversed, insofar as estimates change as a result of an event occurring after the impairment loss was recognised.

Associates and joint ventures whose financial year ends are within three months of 30 June are included in the consolidated financial statements using their most recently audited financial results. Adjustments are made to the associates’ and joint ventures financial results for material transactions and events in the intervening period.

Foreign currency translation

Items included in the financial results of each entity are measured using the functional currency of that entity. The consolidated financial results are presented in rand, which is Sasol Limited’s functional and presentation currency, rounded to the nearest million.

Foreign currency transactions Income and expenditure transactions are translated into the functional currency of the entity at the rate of exchange ruling at the transaction date. To the extent that transactions occur regularly throughout the year, they are translated at the average rate of exchange for the year since this approximates the actual exchange rates at which those transactions occurred.

Monetary assets and liabilities are translated into the functional currency of the entity at the rate of exchange ruling at the reporting date. Foreign exchange gains and losses resulting from the translation and settlement of monetary assets and liabilities are recognised in the income statement, except when they relate to cash flow hedging activities in which case these gains and losses for the effective portion are recognised as other comprehensive income and are included in the cash flow hedge accounting reserve.

Foreign operations The financial results of all entities that have a functional currency different from the presentation currency of their parent entity are translated into the presentation currency. Income and expenditure transactions of foreign operations are translated at the average rate of exchange for the year except for significant individual transactions which are translated at the exchange rate ruling at that date. All assets and liabilities, including fair value adjustments and goodwill arising on acquisition, are translated at the rate of exchange ruling at the reporting date. Differences arising on translation are recognised as other comprehensive income and are included in the foreign currency translation reserve.

When the settlement of a monetary item, arising from a receivable or from a payable to a foreign operation, is neither planned nor likely in the foreseeable future, foreign exchange gains and losses arising from such a monetary item are considered to form part of a net investment in a foreign operation and are recognised in other comprehensive income, and are included in the foreign currency translation reserve.

On consolidation, differences arising from the translation of the net investment in a foreign operation are recognised as other comprehensive income and are included in the foreign currency translation reserve.

On loss of control, joint control or significant influence of the operation, the cumulative gains and losses previously recognised in the foreign currency translation reserve through the statement of comprehensive income are included in determining the profit or loss on disposal of that operation recognised in the income statement as part of the gain or loss on the disposal. When the group disposes of only part of its interest in a subsidiary that includes a foreign operation while retaining control, the relevant portion of the cumulative foreign currency translation reserve is reattributed to non-controlling interests. When the group disposes of only part of its investment in an associate or joint venture that includes a foreign operation while retaining significant influence or joint control, the relevant portion of the cumulative foreign currency translation reserve is reclassified to the income statement.

Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation and accumulated impairment losses. Land is not depreciated.

The cost of self-constructed assets includes expenditure on materials, direct labour and an allocated proportion of project overheads. Cost also includes the estimated costs of dismantling and removing the assets and site rehabilitation costs to the extent that they relate to the construction of the asset as well as gains or losses on qualifying cash flow hedges attributable to that asset. When regular major inspections are a condition of continuing to operate an item of property, plant and equipment, and plant shutdown costs will be incurred, an estimate of these shutdown costs are included in the carrying value of the asset at initial recognition. Land acquired, as well as costs capitalised for work in progress in respect of activities to develop, expand or enhance items of property, plant and equipment are classified as part of assets under construction.

Finance expenses in respect of specific and general borrowings are capitalised against qualifying assets as part of assets under construction.

When plant and equipment comprises major components with different useful lives, these components are accounted for as separate items. Expenditure incurred to replace or modify a significant component of plant is capitalised and any remaining carrying amount of the component replaced is written off in the income statement. All other maintenance expenditure is charged to the income statement.

Property, plant and equipment, other than mineral assets, is depreciated to its estimated residual value on a straight-line basis over its expected useful life. Mineral assets are depreciated in accordance with the policy set out below on exploration, evaluation and development. The depreciation methods, estimated remaining useful lives and residual values are reviewed at least annually. The estimation of the useful lives of property, plant and equipment is based on historic performance as well as expectations about future use and therefore requires a significant degree of judgement to be applied by management. The following depreciation rates, based on the estimated useful lives of the respective assets, were applied:

Buildings and improvements	%	2 – 5
Retail convenience centres	%	3 – 5
Plant	%	4 – 5
Equipment	%	10 – 33
Vehicles	%	20 – 33
Mineral assets	%	Life of related reserve base

The carrying amount of property, plant and equipment will be derecognised on disposal or when no future economic benefits are expected from its use. Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of the property, plant and equipment and are recognised in the income statement.

Exploration, evaluation and development

Oil and gas The successful efforts method is used to account for natural oil and gas exploration, evaluation and development activities.

Property and licence acquisition costs as well as development cost, including expenditure incurred to drill and equip development wells on proved properties, are capitalised as part of assets under construction and transferred to mineral assets in property, plant and equipment when the assets begin producing.

On completion of an exploratory well or exploratory-type stratigraphic test well, the entity will be able to determine if there are oil or gas resources. The classification of resources as proved reserves depends on whether development of the property is economically feasible and recoverable in the future, under existing economic and operating conditions, and if any major capital expenditure to develop the property as a result of sufficient quantities of additional proved reserves being identified is justifiable, approved and recoverable.

The cost of exploratory wells through which potential proved reserves may be or have been discovered, and the associated exploration costs are capitalised as exploration and evaluation assets in assets under construction. These costs remain capitalised pending the evaluation of results and the determination of whether there are proved reserves. At each reporting date, exploration and evaluation assets are assessed for impairment. The following conditions must be met for these exploration costs to remain capitalised:

•        Sufficient progress is being made in assessing the oil and gas resources, including assessing the economic and operating viability with regards to developing the property.

•        It has been determined that sufficient oil and gas resources or reserves exist which are economically viable based on a range of technical and commercial considerations to justify the capital expenditure required for the completion of the well as a producing well, either individually or in conjunction with other wells.

Progress in this regard is reassessed at each reporting date and is subject to technical, commercial and management review to ensure sufficient justification for the continued capitalisation of such qualifying exploration and evaluation expenditure as an exploration and evaluation asset as part of assets under construction. If both of the above conditions are not met or if information is obtained that raises substantial doubt about the economic or operating viability, the costs are charged to the income statement.

Exploratory wells and exploratory-type stratigraphic test wells can remain suspended on the statement of financial position for several years while additional activity including studies, appraisal, drilling and/or seismic work on the potential oil and gas field is performed or while the optimum development plans and timing are established in the absence of impairment indicators.

Depreciation of mineral assets on producing oil and gas properties is based on the units-of-production method calculated using estimated proved developed reserves. Depreciation of property acquisition costs, capitalised as part of mineral assets in property, plant and equipment, is based on the units-of-production method calculated using estimated proved reserves.

Expenditures relating to dry exploratory wells are charged to the income statement when the well is identified as being dry and the costs of carrying and retaining undeveloped properties are charged to the income statement as incurred.

Coal mining Coal mining exploration and evaluation expenditure is charged to the income statement until completion of a final feasibility study supporting proved and probable coal reserves. Expenditure incurred subsequent to proved and probable coal reserves being identified is capitalised as exploration assets in assets under construction.

Expenditure on producing mines or development properties is capitalised when excavation or drilling is incurred to extend reserves or further delineate existing proved and probable coal reserves. All development expenditure incurred after the commencement of production is capitalised to the extent that it gives rise to probable future economic benefits.

Life-of-mine coal assets are depreciated using the units-of-production method. A unit is considered to be produced once it has been removed from underground and taken to the surface, passed the bunker and has been transported by conveyor over the scale of the shaft head. The calculation is based on proved and probable reserves assigned to that specific mine (accessible reserves) or complex which benefits from the utilisation of those assets. Inaccessible reserves are excluded from the calculation. Other coal mining assets are depreciated on the straight-line method over their estimated useful lives.

Business combinations

The acquisition method is used when a business is acquired. A business may comprise an entity, group of entities or an unincorporated operation including its operating assets and associated liabilities. An acquisition of an interest in a joint operation is accounted for using the acquisition method only when the activity of the joint operation constitutes a business.

On acquisition date, fair values are attributed to the identifiable assets, liabilities and contingent liabilities. A non-controlling interest at acquisition date is measured at fair value or at its proportionate interest in the fair value of the net identifiable assets of the entity acquired on a transaction by transaction basis, including that component of the non-controlling interest which has a present ownership interest.

Fair values of all identifiable assets and liabilities included in the business combination are determined by reference to market values of those or similar items, where available, or by discounting expected future cash flows using the discount rate to present values.

When an acquisition is achieved in stages (step acquisition), the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognised in the income statement.

When there is a change in the interest in a subsidiary after control is obtained, that does not result in a loss in control, the difference between the fair value of the consideration transferred and the amount by which the non-controlling interest is adjusted is recognised directly in the statement of changes in equity.

The consideration transferred is the fair value of the group’s contribution to the business combination in the form of assets transferred, shares issued, liabilities assumed or contingent consideration at the acquisition date. Any contingent consideration payable is recognised at fair value at the acquisition date. If the contingent consideration is classified as equity, it is not remeasured and settlement is accounted for within equity. Otherwise, subsequent changes to the fair value of the contingent consideration are recognised in the income statement. Transaction costs directly attributable to the acquisition are charged to the income statement.

On acquisition date, goodwill is recognised when the consideration transferred, the fair value of any previously held interests and the recognised amount of non-controlling interests exceeds the fair value of the net identifiable assets of the entity acquired. Acquisitions of non-controlling interests are accounted for as transactions with owners in their capacity as owners and therefore no goodwill is recognised as a result of these transactions. The adjustments to non-controlling interest are based on a proportionate amount of the net assets of the subsidiary. Goodwill is tested at each reporting date for impairment.

To the extent that the fair value of the net identifiable assets of the entity acquired exceeds the consideration transferred and the recognised amount of non-controlling interests, the excess, or bargain purchase gain, is recognised in the income statement on acquisition date.

The profit or loss realised on disposal of an entity is calculated after taking into account the carrying amount of any related goodwill.

Business combinations under common control

Common control transactions are business combinations between entities which are ultimately controlled by Sasol Limited.

The group applies the predecessor accounting method when accounting for common control transactions, whereby the assets and liabilities of the combining entities are not adjusted to fair value but are rather transferred at their carrying amounts at the date of the transaction. Any difference between the consideration paid/transferred and the net asset value ‘acquired’ is recognised in retained earnings. No new goodwill will be recognised as a result of the common control transaction. The statement of financial position and income statement will be adjusted from the date of the transaction.

Other intangible assets

Intangible assets, other than goodwill (refer policy above on business combinations), are stated at cost less accumulated amortisation and accumulated impairment losses.

These intangible assets are recognised if it is probable that future economic benefits will flow to the entity from the intangible assets and the costs of the intangible assets can be reliably measured.

Intangible assets with finite useful lives are amortised on a straight-line basis over their estimated useful lives. The amortisation methods and estimated remaining useful lives are reviewed at least annually. The estimation of the useful lives of other intangible assets is based on historic performance as well as expectations about future use and therefore requires a significant degree of judgement to be applied by management. The following amortisation rates, based on the estimated useful lives of the respective assets were applied:

Software	%	17 – 33
Patents and trademarks	%	20
Other intangible assets	%	6 – 33

Intangible assets with indefinite useful lives are not amortised but are tested at each reporting date for impairment. The assessment that the estimated useful lives of these assets are indefinite is reviewed at least annually.

Subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is recognised in profit or loss as incurred.

Research and development Research expenditure relating to gaining new technical knowledge and understanding is charged to the income statement when incurred.

Development expenditure relating to the production of new or substantially improved products or processes is capitalised if the costs can be measured reliably, the products or processes are technically and commercially feasible, future economic benefits are probable, and the group intends to and has sufficient resources to complete development and to use or sell the asset. All remaining development expenditure is charged to the income statement.

Cost includes expenditure on materials, direct labour and an allocated proportion of project overheads.

Software Purchased software and the direct costs associated with the customisation and installation thereof are capitalised.

Expenditure on internally-developed software is capitalised if it meets the criteria for capitalising development expenditure.

Other software development expenditure is charged to the income statement when incurred.

Patents and trademarks Expenditure on purchased patents and trademarks is capitalised. Expenditure incurred to extend the term of the patents or trademarks is capitalised. All other expenditure is charged to the income statement when incurred.

Emission rights Emission rights (allowances) received from a government or a government agency and expenditure incurred on purchasing allowances are capitalised as indefinite life intangible assets at the quoted market price on acquisition date and are subject to an annual impairment test.

Non-current asset or disposal group held for sale

A non-current asset or disposal group (a business grouping of assets and their related liabilities) is designated as held for sale when its carrying amount will be recovered principally through a sale transaction rather than through continuing use. The classification as held for sale of a non-current asset or disposal group occurs when it is available for immediate sale in its present condition and the sale is highly probable. A sale is considered highly probable if management is committed to a plan to sell the non-current asset or disposal group, an active divestiture programme has been initiated, the non-current asset or disposal group is marketed at a price reasonable to its fair value and the disposal will be completed within one year from classification.

Where a disposal group held for sale will result in the loss of control or joint control of a subsidiary or joint operation, respectively, all the assets and liabilities of that subsidiary or joint operation are classified as held for sale, regardless of whether a non-controlling interest in the former subsidiary or an ongoing interest in the joint operation is to be retained after the sale.

Where a disposal group held for sale will result in the loss of joint control of a joint venture or significant influence of an associate, the full investment is classified as held for sale. Equity accounting ceases from the date the joint venture or associate is classified as held for sale.

Upon classification of a non-current asset or disposal group as held for sale it is reviewed for impairment. The impairment loss charged to the income statement is the excess of the carrying amount of the non-current asset or disposal group over its expected fair value less costs to sell.

No depreciation or amortisation is provided on non-current assets from the date they are classified as held for sale. In addition, equity accounting of equity-accounted investees ceases once classified as held for sale or distribution.

If a non-current asset or disposal group is classified as held for sale, but the criteria for classification as held for sale are no longer met, the classification of such non-current asset or disposal group as held for sale is ceased.

On ceasing such classification, the non-current assets are reflected at the lower of:

•        the carrying amount before classification as held for sale adjusted for any depreciation or amortisation that would have been recognised had the assets not been classified as held for sale; or

•        the recoverable amount at the date the classification as held for sale ceases. The recoverable amount is the amount at which the asset would have been recognised after the allocation of any impairment loss arising on the cash generating unit as determined in accordance with the group’s policy on impairment of non-financial assets.

Any adjustments required to be made on reclassification are recognised in the income statement on reclassification, and included in income from continuing operations.

Where the disposal group was also classified as a discontinued operation, the subsequent classification as held for use also requires that the discontinued operation be included in continuing operations. Comparative information relating to the classification as a discontinued operation is restated accordingly.

Impairment of non-financial assets

The group’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, to determine whether there is any indication of impairment. An impairment test is performed on all goodwill, intangible assets not yet in use and intangible assets with indefinite useful lives at each reporting date.

The impairment loss charged to the income statement is the excess of the carrying amount over the recoverable amount.

Recoverable amounts are estimated for individual assets or, where an individual asset cannot generate cash inflows independently, the recoverable amount is determined for the larger cash-generating unit to which the asset belongs.

Cash-generating units are identified along the integrated value chain of the group, based on an evaluation of whether there is an active market for the output produced by the assets or group of assets, the market’s ability to absorb products produced and access to the market.

In Southern Africa, the coal value chain originates with feedstock mined in Secunda and continues along the integrated processes of the operating business units in Secunda and Sasolburg, ultimately resulting in fuels and chemicals-based product lines. Similarly, the gas value chain starts with the feedstock obtained in Mozambique and continues along the refinement processes in Secunda and Sasolburg, ultimately resulting in fuels and chemicals-based product lines. The assets which support the different product lines are considered to be separate cash generating units.

In the US, the ethylene value chain results in various chemicals-based product lines, sold into active markets. The assets which support the different chemicals-based product lines are considered to be separate cash generating units.

In Europe, the identification of separate cash generating units is based on the various product streams that have the ability to be sold into active markets by the European business units.

By-products are sometimes produced incidentally from the main refinement processes and can be sold into active markets. When this is the case, the assets that are directly attributable to the production of the by-products, are classified as separate cash generating units. The cost of conversion of the by-product is compared against the by-products revenue when assessing the asset for impairment.

Some assets are an integral part of the value chain but are not capable of generating independent cash flows because there is no active market for the product streams produced from these assets, or the market does not have the ability to absorb the product streams produced from these assets or it is not practically possible to access the market due to infrastructure constraints that would be costly to construct. Product streams produced by these assets form an input into another process and accordingly do not have an active market. These assets are classified as corporate assets when their output supports the production of multiple product streams that are ultimately sold into an active market. The group’s corporate assets are allocated to the relevant cash generating unit based on a cost or volume contribution metric. Costs incurred by the corporate asset are allocated to the appropriate cash generating unit at cost. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the cash-generating unit to which the corporate asset belongs.

For the purposes of goodwill impairment testing, cash-generating units to which goodwill has been allocated are aggregated so that the level at which impairment is tested reflects the lowest level at which goodwill is monitored internally. Impairment losses recognised in respect of a cash-generating unit are first allocated to reduce the carrying amount of the goodwill allocated to the unit and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis relative to their carrying amounts.

With the exception of goodwill, a previously recognised impairment loss will be reversed insofar as estimates change as a result of an event occurring after the impairment loss was recognised. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised. A reversal of an impairment loss is recognised in the income statement.

An impairment loss in respect of an equity accounted investee is measured by comparing the recoverable amount of the investment with its carrying amount.

Exploration assets are tested for impairment when development of the property commences or whenever facts and circumstances indicate impairment. An impairment loss is recognised for the amount by which the exploration assets’ carrying amount exceeds their recoverable amount. For the purpose of assessing impairment, the relevant exploration assets are included in the existing cash-generating units of producing properties that are located in the same geographic region.

Financial assets

The group classifies its financial assets into the following categories:

• held-to-maturity financial assets;

• loans and receivables;

• available-for-sale financial assets;

• financial assets at fair value through profit or loss; and

• derivative instruments (set out below).

The classification is dependent on the purpose for which the financial asset is acquired. Management determines the classification of its financial assets at the time of the initial recognition and re-evaluates such designation at least at each reporting date, except for those financial assets at fair value through profit or loss, where this designation is made on initial recognition and is irrevocable.

Financial assets held for trading are classified at fair value through profit or loss. The group manages these investments and makes purchase and sale decisions based on their fair value. Attributable transaction costs are recognised in the income statement as incurred. Financial assets at fair value through profit or loss are stated initially at transaction date at fair value and subsequent changes therein, which takes into account any dividend or interest income, are charged to the income statement.

Financial assets are recognised on transaction date when the group becomes a party to the contract and thus obtains rights to receive economic benefits and are derecognised when these rights expire or are transferred.

Financial assets, with the exception of those held at fair value through profit or loss, are stated initially on transaction date at fair value including transaction costs. Held-to-maturity financial assets and loans and receivables are subsequently stated at amortised cost using the effective interest method, less impairment losses. Available-for-sale financial assets are subsequently stated at fair value at the reporting date.

Unrealised gains and losses arising from revaluation of available-for-sale financial assets are recognised as other comprehensive income and included in the investment fair value reserve. On disposal or impairment of available-for-sale financial assets, cumulative unrealised gains and losses previously recognised in other comprehensive income are included respectively in determining the profit or loss on disposal of, or impairment charge relating to, that financial asset, which is recognised in the income statement.

The fair values of financial assets are based on quoted market prices or amounts derived using a discounted cash flow model. Fair values for unlisted equity securities are estimated using valuation techniques reflecting the specific economic circumstances of the investee which would affect the market value of those securities.

Premiums or discounts arising from the difference between the fair value of a financial asset and the amount receivable at maturity date are charged to the income statement based on the effective interest method.

An assessment is performed at each reporting date to determine whether objective evidence exists that a financial asset is impaired. Objective evidence that financial instruments are impaired includes indications of a debtor or group of debtors experiencing significant financial difficulty, default or delinquency of payments, the probability of a debtor entering bankruptcy, or other observable data indicating a measurable decrease in estimated future cash flows, such as economic conditions that correlate with defaults. An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Impairment losses are charged to the income statement and are included in the allowance against loans and receivables. When a subsequent event causes the impairment loss to decrease, the impairment loss is reversed in the income statement. Loans and receivables, together with the associated allowance, are written off when there is no realistic prospect of future recovery. In the case of available-for-sale financial assets, a significant or prolonged decline in the fair value of the asset below its cost is considered an indicator of impairment. If any such evidence exists, the cumulative loss is removed as other comprehensive income from the investment fair value reserve and recognised in the income statement. Impairment losses charged to the income statement on available-for-sale financial assets are not reversed.

Financial liabilities

Financial liabilities are recognised on the transaction date when the group becomes a party to the contract and thus has a contractual obligation and are derecognised when these contractual obligations are discharged, cancelled or expired.

Financial liabilities are stated initially on the transaction date at fair value including transaction costs. Subsequently, they are stated at amortised cost using the effective interest method.

Financial assets and liabilities are offset and the net amount presented when the group has a current legal enforceable right to offset the amounts and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

Derivative financial instruments and hedging activities

All derivative financial instruments are initially recognised at fair value and are subsequently stated at fair value at the reporting date. Attributable transaction costs are recognised in the income statement when incurred. Resulting gains or losses on derivative instruments, excluding designated and effective hedging instruments, are recognised in the income statement.

The group is exposed to market risks from changes in interest rates, foreign exchange rates and commodity prices. The group uses derivative instruments to hedge its exposure to these risks. To the extent that a derivative instrument has a maturity period of longer than one year, the fair value of these instruments will be reflected as a non-current asset or liability.

The group’s criteria for a derivative instrument to be designated as a hedging instrument at the inception of the transaction require that:

•        the hedge transaction is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk;

•        the effectiveness of the hedge can be reliably measured throughout the duration of the hedge;

•        there is adequate documentation of the hedging relationship at the inception of the hedge; and

•        for cash flow hedges, the forecast transaction that is the subject of the hedge must be highly probable.

Where a derivative instrument is designated as a cash flow hedge of an asset, liability or highly probable forecast transaction that could affect the income statement, the effective part of any gain or loss arising on the derivative instrument is recognised as other comprehensive income and is classified as a cash flow hedge accounting reserve until the underlying transaction occurs. The ineffective part of any gain or loss is recognised in the income statement. If the hedging instrument no longer meets the criteria for cash flow hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively.

If the forecast transaction results in the recognition of a non-financial asset or non-financial liability, the associated gain or loss is transferred from the cash flow hedge accounting reserve, as other comprehensive income, to the underlying asset or liability on the transaction date. If the forecast transaction is no longer expected to occur, then the cumulative balance in other comprehensive income is recognised immediately in the income statement as reclassification adjustments. Other cash flow hedge gains or losses are recognised in the income statement at the same time as the hedged transaction occurs.

When derivative instruments, including forward exchange contracts, are entered into as fair value hedges, no hedge accounting is applied. All gains and losses on fair value hedges are recognised in the income statement.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost includes expenditure incurred in acquiring, manufacturing and transporting the inventory to its present location. Manufacturing costs include an allocated portion of production overheads which are directly attributable to the cost of manufacturing such inventory. The allocation is determined based on the greater of normal production capacity and actual production. The costs attributable to any inefficiencies in the production process are charged to the income statement as incurred.

By-products are incidental to the manufacturing processes and are usually produced as a consequence of the main product stream. The feedstock for these by-products is generally environmentally damaging or harmful as a result of the main process. The net realisable value of by-products transferred along the integrated value chain for further processing is set off against the cost of the main product. Where by-products are sold to the external market, the proceeds thereof are recognised as turnover.

Cost is determined as follows:

Crude oil and other raw materials	First-in-first-out valuation method (FIFO)
Process, maintenance and other materials	Weighted average purchase price
Work-in-progress	Manufacturing costs incurred
Manufactured products including consignment inventory	Manufacturing costs according to FIFO

Net realisable value is the estimated selling price in the ordinary course of business, less the cost of completion and selling expenses.

Trade and other receivables

Trade and other receivables are recognised initially at fair value and subsequently stated at amortised cost using the effective interest method, less impairment losses. An impairment loss is recognised when it is probable that an entity will not be able to collect all amounts due according to the original terms of the receivable. The amount of the impairment loss is charged to the income statement.

Cash and cash equivalents

Cash and cash equivalents are stated at carrying amount which is deemed to be fair value.

Bank overdrafts are offset against cash and cash equivalents in the statement of cash flows.

Cash restricted for use

Cash which is subject to restrictions on its use is stated separately at carrying amount in the statement of financial position.

Share capital

Issued share capital is stated in the statement of changes in equity at the amount of the proceeds received less directly attributable issue costs.

Share repurchase programme

When Sasol Limited’s shares are repurchased by a subsidiary, the amount of consideration paid, including directly attributable costs, is recognised as a deduction from shareholders’ equity. Repurchased shares are classified as treasury shares and are disclosed as a deduction from total equity. Where such shares are subsequently reissued, any consideration received is included in the statement of changes in equity. The resultant gain or loss on the transaction is transferred to or from retained earnings.

Preference shares

Preference shares are classified as liabilities if they are redeemable on a specific date or at the option of the shareholders, or if dividend payments are not discretionary. Dividends thereon are charged to the income statement as a finance expense based on the effective interest method.

Debt

Debt, which constitutes a financial liability, includes short-term and long-term debt. Debt is initially recognised at fair value, net of transaction costs incurred and is subsequently stated at amortised cost. Debt is classified as short-term unless the borrowing entity has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date. Debt is derecognised when the obligation in the contract is discharged, cancelled or has expired. Premiums or discounts arising from the difference between the fair value of debt raised and the amount repayable at maturity date are charged to the income statement as finance expenses based on the effective interest method.

Leases

Finance leases Leases where the group assumes substantially all the benefits and risks of ownership, are classified as finance leases. Finance leases are capitalised as property, plant and equipment at the lower of the fair value of the leased asset or the present value of the minimum lease payments at the inception of the lease with an equivalent amount being stated as a finance lease liability as part of debt.

The capitalised amount is depreciated over the shorter of the lease term and asset’s useful life depending on whether it is reasonably certain that the group will obtain ownership of the leased asset by the end of the leased term. Lease payments are allocated between capital repayments and finance expenses using the effective interest method.

Operating leases of assets under which all the risks and benefits of ownership are effectively retained by the lessor are classified as operating leases. Lease payments under an operating lease are charged to the income statement over the lease term on a straight-line basis unless another basis is more representative of the pattern of use.

The land and the buildings elements of a lease are considered separately for the purpose of lease classification as a finance or an operating lease.

Provisions

A provision is recognised when the group has a present legal or constructive obligation arising from a past event that will probably be settled, and a reliable estimate of the amount can be made.

Long-term provisions are determined by discounting the expected future cash flows using a pre-tax discount rate to their present value. The increase in discounted long-term provisions as a result of the passage of time is recognised as a finance expense in the income statement.

Environmental rehabilitation provisions Estimated long-term environmental provisions, comprising pollution control, rehabilitation and mine closure, are based on the group’s environmental policy taking into account current technological, environmental and regulatory requirements. The provision for rehabilitation is recognised as and when the environmental liability arises. To the extent that the obligations relate to the construction of an asset, they are capitalised as part of the cost of those assets. The effect of subsequent changes to assumptions in estimating an obligation for which the provision was recognised as part of the cost of the asset is adjusted against the asset. Any subsequent changes to an obligation which did not relate to the initial construction of a related asset are charged to the income statement. Deferred tax is recognised on the temporary differences in relation to both the asset to which the obligation relates and the rehabilitation provision.

Decommissioning costs of plant and equipment The estimated present value of future decommissioning costs, taking into account current environmental and regulatory requirements, is capitalised as part of property, plant and equipment, to the extent that they relate to the construction of the asset, and the related provisions are raised. These estimates are reviewed at least annually. The effect of subsequent changes to assumptions in estimating an obligation for which the provision was recognised as part of the cost of the asset is adjusted against the asset. Any subsequent changes to an obligation which did not relate to the initial construction of a related asset are charged to the income statement. Deferred tax is recognised on the temporary differences in relation to both the asset to which the obligation relates to and rehabilitation provision.

Ongoing rehabilitation expenditure Such expenditure is charged to the income statement.

Employee benefits Remuneration of employees is charged to the income statement. Short-term employee benefits are those that are expected to be settled wholly before 12 months after the end of the annual reporting period in which the services have been rendered. Short-term employee benefit obligations are measured on an undiscounted basis and are charged to the income statement as the related service is provided. Long-term employee benefits are those benefits that are expected to be wholly settled more than 12 months after the end of the annual reporting period, in which the services have been rendered and are discounted to their present value. An accrual is recognised for accumulated leave, incentive bonuses and other employee benefits when the group has a present legal or constructive obligation as a result of past service provided by the employee, and a reliable estimate of the amount can be made.

Pension benefits The group operates or contributes to defined contribution pension plans and defined benefit pension plans for its employees in certain of the countries in which it operates. These plans are generally funded through payments to trustee- administered funds as determined by annual actuarial calculations.

Defined contribution pension plans Such plans are plans under which the group pays fixed contributions into a separate legal entity and has no legal or constructive obligation to pay further amounts. Contributions to defined contribution pension plans are charged to the income statement as an employee expense in the period in which related services are rendered by the employee.

Defined benefit pension plans The group’s net obligation in respect of defined benefit pension plans is actuarially calculated separately for each plan by deducting the fair value of plan assets from the gross obligation for post-retirement benefits. The gross obligation is determined by estimating the future benefit attributable to employees in return for services rendered to date.

This future benefit is discounted to determine its present value, using discount rates based on government bonds, that have maturity dates approximating the terms of the group’s obligations and which are denominated in the currency in which the benefits are expected to be paid.  Independent actuaries perform this calculation annually using the projected unit credit method.

Defined contribution members employed before 2009 have an option to purchase a defined benefit pension with their member share. This option gives rise to actuarial risk, and as such, these members are accounted for as part of the defined benefit fund and are disclosed as such.

Past service costs are charged to the income statement at the earlier of the following dates:

•        when the plan amendment or curtailment occurs; and

•        when the group recognises related restructuring costs or termination benefits.

Actuarial gains and losses arising from experience adjustments and changes to actuarial assumptions, the return on plan assets (excluding amounts included in net interest on the defined benefit liability / (asset)) and any changes in the effect of the asset ceiling (excluding amounts included in net interest on the defined benefit liability (asset)) are remeasurements that are recognised in other comprehensive income in the period in which they arise.

Where the plan assets exceed the gross obligation, the asset recognised is limited to the lower of the surplus in the defined benefit plan and the asset ceiling determined using a discount rate based on government bonds.

Surpluses and deficits in the various plans are not offset.

Defined benefit post-retirement healthcare benefits The group provides post-retirement healthcare benefits to certain of its retirees. The entitlement of these benefits is usually based on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits are accrued on a systematic basis over the expected remaining period of employment, using the accounting methodology described in respect of defined benefit pension plans above. Independent actuaries perform the calculation of this obligation annually.

Share-based payments The group has equity-settled and cash-settled share-based compensation plans. The equity-settled schemes allow certain employees the option to acquire ordinary shares in Sasol Limited over a prescribed period. Such equity-settled share-based payments are measured at fair value at the date of the grant. The fair value determined at the grant date of the equity-settled share-based payments is charged as employee costs, with a corresponding increase in equity, on a straight-line basis over the period that the employees become unconditionally entitled to the options, based on management’s estimate of the shares that will vest and adjusted for the effect of non-market-based vesting conditions. These share options are not subsequently revalued.

The cash-settled schemes allow certain senior employees the right to participate in the performance of the Sasol Limited share price, in return for services rendered, through the payment of cash incentives which are based on the market price of the Sasol Limited share. These rights are recognised as a liability at fair value, at each reporting date, in the statement of financial position until the date of settlement. The fair value of these rights is determined at each reporting date and the unrecognised cost is amortised to the income statement as employee costs over the period that the employees provide services to the company.

Fair value is measured using the Black Scholes, Binomial tree and Monte-Carlo option pricing models where applicable. The expected life used in the models has been adjusted, based on management’s best estimate, for the effects of non- transferability, exercise restrictions and behavioural considerations such as volatility, dividend yield and the vesting period. The fair value takes into account the terms and conditions on which these incentives are granted and the extent to which the employees have rendered service to the reporting date.

Termination benefits Termination benefits are recognised as a liability at the earlier of the date of recognition of restructuring costs or when the group is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. In the case of an offer to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer. Benefits that are expected to be wholly settled more than 12 months after the end of the reporting period are discounted to their present value.

Deferred income

Incentives received are recognised on a systematic basis in the income statement over the periods necessary to match them with the related costs which they are intended to compensate. Incentives related to non-current assets are stated in the statement of financial position as deferred income and are charged to the income statement on a basis representative of the pattern of use of the asset to which the incentive relates.

Revenue received prior to delivery occurring or the service being rendered is stated on the statement of financial position as deferred income and is recognised in the income statement when the revenue recognition criteria, detailed below, are met.

Black economic empowerment (BEE) transactions

To the extent that an entity grants shares or share options in a BEE transaction and the fair value of the cash and other assets received is less than the fair value of the shares or share options granted, such difference is charged to the income statement in the period in which the transaction becomes effective. Where the BEE transaction includes service conditions the difference will be charged to the income statement over the period of these service conditions. A restriction on the transfer of the shares or share options is taken into account in determining the fair value of the share or share option.

Taxation

The income tax charge is determined based on net income before tax for the year and includes deferred tax and dividend withholding tax.

Current tax The current tax charge is the tax payable on the taxable income for the financial year applying enacted or substantively enacted tax rates and includes any adjustments to tax payable in respect of prior years.

Deferred tax Deferred tax is provided for using the liability method, on all temporary differences between the carrying amount of assets and liabilities for accounting purposes and the amounts used for tax purposes and on any tax losses.

No deferred tax is provided on temporary differences relating to:

•        the initial recognition of goodwill;

•        the initial recognition (other than in a business combination) of an asset or liability to the extent that neither accounting nor taxable profit is affected on acquisition; and

•        investments in subsidiaries, associates and interests in joint arrangements to the extent that the temporary difference will probably not reverse in the foreseeable future and the control of the reversal of the temporary difference lies with the parent, investor, joint venturer or joint operator.

The provision for deferred tax is calculated using enacted or substantively enacted tax rates at the reporting date that are expected to apply when the asset is realised or liability settled. A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which the deferred tax asset can be utilised.

The provision of deferred tax assets and liabilities reflects the tax consequences that would follow from the expected recovery or settlement of the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when the related income taxes are levied by the same taxation authority, there is a legally enforceable right to offset and there is an intention to settle the balances on a net basis.

Dividend withholding tax Dividend withholding tax is payable at a rate of 15% on dividends distributed to shareholders. This tax is not attributable to the company paying the dividend but is collected by the company and paid to the tax authorities on behalf of the shareholder. On receipt of a dividend, the dividend withholding tax is recognised as part of the current tax charge in the income statement in the period in which the dividend is received.

Trade and other payables

Trade and other payables are initially recognised at fair value and subsequently stated at amortised cost.

Capital project related payables are excluded from working capital, as the nature and risks of these payables are not considered to be aligned to operational trade payables.

Revenue

Revenue is recognised at the fair value of the consideration received or receivable net of indirect taxes, rebates and trade discounts and consists primarily of the sale of products, services rendered, licence fees, royalties, dividends received and interest received.

Revenue is recognised when the following criteria are met:

•        evidence of an arrangement exists;

•        delivery has occurred or services have been rendered and the significant risks and rewards of ownership have been transferred to the purchaser;

•        transaction costs can be reliably measured;

•        the selling price is fixed or determinable; and

•        collectability is reasonably assured.

The timing of revenue recognition is as follows. Revenue from:

•        the sale of products is recognised when the group has transferred substantially all the risks and rewards of ownership and no longer retains continuing managerial involvement associated with ownership or effective control;

•        services rendered is based on the stage of completion of the transaction, based on the proportion that costs incurred to date bear to the total cost of the project;

•        licence fees and royalties is recognised on an accrual basis;

•        dividends received is recognised when the right to receive payment is established; and

•        interest received is recognised on a time proportion basis using the effective interest method.

The group enters into exchange agreements with the same counterparties for the purchase and sale of inventory that are entered into in contemplation of one another. When the items exchanged are similar in nature, these transactions are combined and accounted for as a single exchange transaction. The exchange is recognised at the carrying amount of the inventory transferred.

Further descriptions of the recognition of revenue for the various reporting segments are included under the accounting policy on segmental reporting.

Finance expenses

Finance expenses are capitalised against qualifying assets as part of property, plant and equipment. Such finance expenses are capitalised over the period during which the qualifying asset is being acquired or constructed and borrowings have been incurred. Capitalisation ceases when construction is interrupted for an extended period or when the qualifying asset is substantially complete. Further finance expenses are charged to the income statement.

Where funds are borrowed specifically for the purpose of acquiring or constructing a qualifying asset, the amount of finance expenses eligible for capitalisation on that asset is the actual finance expenses incurred on the borrowing during the period less any investment income on the temporary investment of those borrowings.

Where funds are made available from general borrowings and used for the purpose of acquiring or constructing qualifying assets, the amount of finance expenses eligible for capitalisation is determined by applying a capitalisation rate to the expenditures on these assets. The capitalisation rate is the weighted average of the interest rates applicable to the borrowings of the group that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining qualifying assets. The amount of finance expenses capitalised will not exceed the amount of borrowing costs incurred.

Dividends payable

Dividends payable are recognised as a liability in the period in which they are declared.

Segment information

Reporting segments

The group has six main reportable segments that comprise the structure used by the President and Chief Executive Officer (CEO) to make key operating decisions and assess performance. The group’s reportable segments are operating segments that are differentiated by the activities that each undertakes and the products they manufacture and market (referred to as business segments). Each business utilises different technology, manufacturing and marketing strategies.

The group evaluates the performance of its reportable segments based on profit from operations. The group accounts for inter-segment sales and transfers as if the sales and transfers were entered into under the same terms and conditions as would have been entered into in a market related transaction. The financial information of the group’s reportable segments is reported to the CEO for purposes of making decisions about allocating resources to the segment and assessing its performance.

Operating business units

Mining

Mining is responsible for securing the coal feedstock for the Southern African value chain, mainly for gasification, but also to generate electricity and steam. The coal is sold for gasification to Secunda Synfuels and for utility purposes to Sasolburg Operation and to third parties in the export market.

Mining sells coal under both long- and short-term contracts at a price determinable from the agreements. Turnover is recognised upon delivery of the coal to the customer, which, in accordance with the related contract terms is the point at which the title and risks and rewards of ownership pass to the customer. Prices are fixed or determinable and collectability is reasonably assured.

The date of delivery related to Mining is determined in accordance with the contractual agreements entered into with customers. These are summarised as follows:

Delivery terms	Title and risks and rewards of ownership pass to the customer
Free on Board (FOB)	When the coal is loaded onto the vessel at Richards Bay Coal Terminal — customer is responsible for shipping and handling costs.
Free on Barge (Amsterdam)	When the coal is loaded from Overslag Bedrijf Amsterdam stockpile onto the customer vessel — seller is responsible for shipping and handling costs, these are however recovered from the customer.
Cost Insurance Freight (CIF) and Cost Freight Railage (CFR)	When the coal is loaded into the vessel — seller is responsible for shipping and handling costs which are included in the selling price.

The related costs of sales are recognised in the same period as the supply of the coal and include any shipping and handling costs incurred. All inter-segment sales are conducted at market related prices.

Exploration and Production International

Exploration and Production International (E&PI) develops and manages the Group’s upstream interests in oil and gas exploration and production in Mozambique, South Africa, Australia, Canada and Gabon.

E&PI sells Mozambican gas under long-term contracts to both Sasol and external customers, condensate on short-term contracts, and Canadian gas into the market at spot prices. Oil is sold to customers under annual contracts. Prices are determinable from the agreements, and on the open market.

Strategic Business Units

Energy

Energy is responsible for the sales and marketing of liquid fuels, pipeline gas and electricity.

In South Africa, Energy markets approximately nine billion litres of liquid fuels annually, blended from fuel components produced by the Secunda Synfuels operations, crude oil refined at Natref, as well as some products purchased from other refiners. Energy markets approximately 55 bscf of natural and methane-rich gas a year. Sasol has concluded power purchase agreements in South Africa with Eskom for up to 440 megawatts, and sells electricity to the national grid in Mozambique.

Energy sells liquid fuel products under both short- and long-term agreements for both retail sales and commercial sales, including sales to other oil companies. The prices for retail sales are regulated and fixed by South African law. For commercial sales and sales to other oil companies, the prices are fixed and determinable according to the specific contract, with periodic price adjustments.

Turnover for the supply of fuel is based on measurement through a flow-meter into customers’ tanks. Turnover is recognised under the following arrangements:

Delivery terms	Title and risks and rewards of ownership
Commercial sales transactions and sales to other oil companies

The risks and rewards of ownership, as well as the title of the product, transfer to the customer when product is delivered to the customer site. This is the point where collectability is reasonably assured.

Dealer-owned supply agreements and franchise agreements

The risks and rewards of ownership of the product transfer to the customer upon delivery of the product to the customer. Title under these contracts is retained to enable recovery of the goods in the event of a customer default on payment.  However, the title to the good does not enable the Group to dispose of the product or rescind the transaction, and cannot prevent the customer from selling the product.

Transportation and handling costs are included in turnover when billed to customers in conjunction with the sale of a product. The related costs of sales are recognised in the same period as the turnover.

Gas is sold under long-term contracts at a price determinable from the supply agreements. Turnover is recognised at the intake flange of the customer where it is metered, which is the point at which the title and risks and rewards of ownership passes to the customer, and where prices are determinable and collectability is reasonably assured. Gas analysis and tests of the specifications and content are performed prior to delivery.

The Energy business also develops, implements, and manages the Group’s international business ventures based on Sasol’s proprietary gas-to-liquids (GTL) technology. Sasol holds 49% in ORYX GTL in Qatar, and a 10% share in Escravos GTL in Nigeria.

Turnover is derived from the sale of goods produced by the operating facilities and is recognised when, in accordance with the related contract terms, the title and risks and rewards of ownership pass to the customer, prices are fixed or determinable and collectability is reasonably assured. Shipping and handling costs are included in turnover when billed to customers in conjunction with the sale of the products. Turnover is also derived from the rendering of engineering services to external partners in joint ventures upon the proof of completion of the service.

Base Chemicals

Base Chemicals markets commodity chemicals based on the Group’s upstream Fischer-Tropsch, ethylene, propylene and ammonia value chains. The key product lines are polymers, solvents and ammonia-based fertilisers. These are produced in various Sasol production facilities around the world.

Performance Chemicals

Performance Chemicals markets commodity and differentiated performance chemicals. The key product lines are organics, inorganics and wax value chains. These are produced in various Sasol production facilities around the world.

The Base Chemicals and Performance Chemicals businesses sell the majority of their products under contracts at prices determinable from such agreements. Turnover is recognised upon delivery to the customer which, in accordance with the related contract terms, is the point at which the title and risks and rewards of ownership transfer to the customer, prices are determinable and collectability is reasonably assured. Turnover on consignment sales is recognised on consumption by the customer, when title and the risks and rewards of ownership pass to the customer, prices are determinable and collectability is reasonably assured.

The date of delivery is determined in accordance with the contractual agreements entered into with customers which are as follows:

Delivery terms	Title and risks and rewards of ownership pass to the customer
Ex-tank sales	When products are loaded into the customer’s vehicle or unloaded from the seller’s storage tanks.
Ex works (EXW)	When products are loaded into the customers vehicle or unloaded at the sellers premises.
Carriage Paid To (CPT)	On delivery of products to a specified location (main carriage is paid for by the seller).
Free on Board (FOB)	When products are loaded into the transport vehicle — customer is responsible for shipping and handling costs.
Cost Insurance Freight (CIF) and Cost Freight Railage (CFR)	When products are loaded into the transport vehicle — seller is responsible for shipping and handling costs which are included in the selling price.
Proof of Delivery (POD)	When products are delivered to and signed for by the customer.
Consignment Sales	As and when products are consumed by the customer.

Other

Other includes the Group Functions which comprises our technology research and development activities, as well as our central treasury and financing activities.

Critical accounting estimates and judgements

Management of the group makes estimates and assumptions concerning the future in applying its accounting policies. The resulting accounting estimates may, by definition, not equal the related actual results. Management continually evaluates estimates and judgements based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions are recognised in the period in which the estimates are reviewed and in any future periods affected.

The use of inappropriate assumptions in calculations for any of these estimates could result in a significant impact on financial results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are included in the following notes:

Critical estimate, judgement or assumption	Note reference
Valuation of share-based payments and key assumptions used	Note 47
Impairment of assets — determination of the recoverable amount and key assumptions used	Note 38
Provision for rehabilitation and environmental costs	Note 20
Valuation of post-retirement obligations and key assumptions used	Note 21
Estimation of useful economic lives of assets	Note 2,3,5
Estimation of coal reserves	Refer to accounting policy on “Exploration, evaluation and development”
Depreciation of coal mining assets	Note 2
Recognition of deferred tax assets	Note 23
Utilisation of tax losses	Note 23
Provisions and contingent liabilities	Note 58

Comparative figures

The comparative figures are reclassified or restated as necessary to afford a proper and more meaningful comparison of results as set out in the affected notes to the financial statements.

Certain additional disclosure has been provided in respect of the current year. To the extent practicable, comparative information has also been provided.

Business segment information

Non-current assets*#

	2015	2014++
	Rm	Rm
Business segmentation
Mining	20 893	17 494
Exploration and Production International	19 226	18 448
Energy	57 459	48 670
Base Chemicals	55 205	45 658
Performance Chemicals	56 980	43 779
Group Functions	4 816	5 214
Total operations	214 579	179 263

Current assets*

	2015	2014++
	Rm	Rm
Business segmentation
Mining	1 501	1 726
Exploration and Production International	3 692	2 869
Energy	16 270	19 893
Base Chemicals	15 586	13 393
Performance Chemicals	25 261	27 497
Group Functions	42 805	31 443
Total operations	105 115	96 821

Non-current liabilities*

	2015	2014++
	Rm	Rm
Business segmentation
Mining	3 641	4 360
Exploration and Production International	5 136	3 287
Energy	5 818	6 775
Base Chemicals	10 087	3 848
Performance Chemicals	11 827	8 287
Group Functions	26 695	21 698
Total operations	63 204	48 255

Current liabilities*

	2015	2014++
	Rm	Rm
Business segmentation
Mining	2 751	2 402
Exploration and Production International	1 513	1 486
Energy	14 526	13 610
Base Chemicals	5 290	4 008
Performance Chemicals	9 890	8 722
Group Functions	6 467	7 669
Total operations	40 437	37 897

* Excludes tax and deferred tax.

# Excludes post-retirement benefit assets.

++ Restated to reflect the adoption of the new operating model. Refer to note 1.2.

Sasol Limited group

Business segment information

	External turnover			Intersegmental turnover			Total turnover			Effect of remeasurement items for subsidiaries and joint operations (refer note 38)			Effect of remeasurement items for equity accounted joint ventures and associates (refer note 38)			Profit/(loss) from operations			Attributable to owners of Sasol Limited
	2015	2014++	2013++	2015	2014++	2013++	2015	2014++	2013++	2015	2014++	2013++	2015	2014++	2013++	2015	2014++	2013++	2015	2014++	2013++
	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
Business segmentation
Mining	2 215	2 154	1 833	13 472	11 980	10 491	15 687	14 134	12 324	31	7	7	—	—	—	4 343	2 453	2 214	2 762	1 593	1 399
Exploration and Production International	2 043	2 990	2 177	3 129	2 218	1 457	5 172	5 208	3 634	3 126	5 472	428	—	—	—	(3 170)	(5 980)	(1 886)	(3 698)	(6 892)	(2 650)
Energy	75 264	84 632	71 342	536	1 420	610	75 800	86 052	71 952	(104)	47	122	—	13	—	22 526	31 423	26 973	15 645	22 516	18 975
Base Chemicals	36 838	42 262	41 174	2 890	2 778	2 463	39 728	45 040	43 637	93	1 765	433	(1)	—	3 550	10 208	6 742	4 146	7 341	4 578	2 806
Performance Chemicals	68 874	70 592	53 352	2 910	2 982	2 063	71 784	73 574	55 415	(1 804)	254	1 847	—	—	(12)	12 714	11 848	6 955	9 321	9 202	5 266
Group Functions	32	53	13	189	—	—	221	53	13	(535)	84	112	—	—	—	(72)	(668)	2 443	(1 655)	(1 417)	478
Total	185 266	202 683	169 891	23 126	21 378	17 084	208 392	224 061	186 975	807	7 629	2 949	(1)	13	3 538	46 549	45 818	40 845	29 716	29 580	26 274

++ Restated to reflect the adoption of the new operating model. Refer to note 1.2.

Sasol Limited group

Business segment information

	Cash flow information									Capital commitments — subsidiaries and joint operations			Capital commitments — equity accounted joint ventures and associates
	Cash flow from operations (refer note 51)			Depreciation and amortisation			Additions to non-current assets			Property, plant and equipment			Property, plant and equipment
	2015	2014++	2013++	2015	2014++	2013++	2015	2014++	2013++	2015	2014++	2013++	2015	2014++	2013++
	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
Business segmentation
Mining	5 784	3 921	3 386	1 377	1 211	999	4 737	5 837	3 482	3 837	7 532	9 751	—	—	—
Exploration and Production International	3 301	2 659	1 742	2 476	2 677	2 523	5 372	4 564	4 064	5 264	6 639	5 353	—	—	—
Energy	23 108	31 267	26 745	3 465	3 201	2 628	8 165	8 946	7 959	8 949	18 841	20 623	633	747	550
Base Chemicals	11 312	13 021	8 263	2 806	3 307	2 802	12 680	7 940	6 156	51 123	10 271	12 279	15	17	67
Performance Chemicals	13 458	14 933	10 444	2 892	2 588	1 730	12 828	10 358	7 885	46 212	15 272	17 322	—	—	—
Group Functions	(619)	1 791	4 604	551	532	439	1 324	1 134	868	851	503	733	—	—	—
Total	56 344	67 592	55 184	13 567	13 516	11 121	45 106	38 779	30 414	116 236	59 058	66 061	648	764	617

++ Restated to reflect the adoption of the new operating model. Refer to note 1.2.

Sasol Limited group

Geographic information

	Total turnover			External turnover (by location of customer)			Profit/(loss) from operations			Total consolidated assets*#		Additions to non-current assets (by location of assets)		Capital commitments — property, plant and equipment (subsidiaries and joint operations)		Capital commitments — property, plant and equipment (equity accounted joint ventures and associates)
	2015	2014	2013	2015	2014	2013	2015	2014	2013	2015	2014	2015	2014	2015	2014	2015	2014
	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm

South Africa	116 692	124 368	103 810	95 218	104 671	88 484	39 338	37 980	34 509	178 615	159 741	19 755	22 020	20 239	29 305	3	3
Rest of Africa	9 170	8 458	6 978	9 170	8 458	6 939	(10)	1 719	605	18 125	14 986	3 043	2 565	2 830	4 747	25	14
Mozambique	829	606	466	829	606	466	693	1 189	451	14 161	11 334	2 181	1 880	2 440	3 427	25	14
Nigeria	2 027	1 426	944	2 027	1 426	944	(825)	365	(360)	1 137	1 471	2	53	—	107	—	—
Rest of Africa	6 314	6 426	5 568	6 314	6 426	5 529	122	165	514	2 827	2 181	860	632	390	1 213	—	—
Europe	37 639	43 414	36 136	36 845	42 565	35 290	1 050	3 446	700	42 256	47 058	1 727	2 181	1 238	1 825	—	—
Germany	8 449	11 021	9 094	7 655	10 176	8 253	785	1 952	507	13 133	16 091	947	1 469	773	995	—	—
Rest of Europe	29 190	32 393	27 042	29 190	32 389	27 037	265	1 494	193	29 123	30 967	780	712	465	830	—	—
North America	26 192	26 367	20 955	25 520	25 803	20 278	2 070	(2 674)	1 298	64 726	39 222	20 363	11 981	91 399	22 742	—	—
United States of America	23 428	22 940	18 098	22 756	22 376	17 421	4 184	4 137	2 870	51 144	26 130	17 437	8 397	88 888	19 885	—	—
Canada	1 285	1 741	1 382	1 285	1 741	1 382	(2 360)	(6 936)	(1 800)	13 347	12 927	2 926	3 584	2 511	2 857	—	—
Rest of North America	1 479	1 686	1 475	1 479	1 686	1 475	246	125	228	235	165	—	—	—	—	—	—
South America	2 640	3 191	2 894	2 640	3 191	2 894	212	114	226	389	587	—	—	—	—	—	—
Asia, Australasia and Middle East	16 059	18 263	16 202	15 873	17 995	16 006	3 889	5 233	3 507	15 583	14 490	218	32	530	439	620	747
Southeast Asia and Australasia	4 345	4 407	3 982	4 335	4 309	3 897	1 075	735	1 083	2 742	2 662	178	2	526	439	12	—
Middle East and India	3 903	5 949	5 312	3 903	5 949	5 312	2 113	4 045	1 778	9 476	8 619	1	1	—	—	608	733
Far East	7 811	7 907	6 908	7 635	7 737	6 797	701	453	646	3 365	3 209	39	29	4	—	—	14

	208 392	224 061	186 975	185 266	202 683	169 891	46 549	45 818	40 845	319 694	276 084	45 106	38 779	116 236	59 058	648	764

* Excludes tax and deferred tax.

# Excludes post-retirement benefit assets.

Notes to the financial statements

Changes to accounting information

1                                         Change in estimate and reportable segment information

1.1                               Change in estimate — reassessment of useful lives

On 1 July 2014, we implemented our Project 2050 programme to extend the useful lives of our Secunda operations to 2050. The Sasolburg and Natref operations were extended to 2034. The extension of useful lives has been accounted for as a change in estimate and has been applied prospectively. The change in useful lives of the affected assets have impacted the following lines in the financial statements:

	Decrease in depreciation charge*			Decrease in the rehabilitation provision**
	Profit before tax	Tax	Profit after tax	Profit before tax	Tax	Profit after tax
	Rm	Rm	Rm	Rm	Rm	Rm
Mining	82	(23)	59	—	—	—
Exploration and Production International	—	—	—	—	—	—
Energy	486	(136)	350	1 178	(330)	848
Base Chemicals	684	(192)	492	502	(141)	361
Performance Chemicals	115	(32)	83	145	(41)	104
Group Functions	2	(1)	1	—	—	—
Total operations	1 369	(384)	985	1 825	(512)	1 313

*                 The expected impact of the reassessment of useful lives on depreciation in future periods is limited to the recognition of the assets over their extended useful lives and is accordingly R1 369 million per year, assuming all other variables remain unchanged.

**          The expected future impact on the rehabilitation provision will be recognised through the unwinding of the provision over a longer period. Accordingly, before consideration of future expansion and assuming no changes in discount rates or other assumptions, the future impact is an increase in notional interest of R1 825 million.

1.2          Change in reportable segment information

Our new operating model, and a simplified and consolidated legal structure, came into effect on 1 July 2014.

Our new group structure supports a value chain-based operating model, which organises our business according to capability, and standardises the group functions required to support and enable these activities. It aligns the components of Sasol — Operating Business Units, Regional Operating Hubs, Strategic Business Units, and Group Functions — according to a single value chain, focused on the production of liquid fuels, high-value chemicals and low-carbon electricity.

The new operating model structure reflects how the results are reported to the Chief Operating Decision Maker (CODM). The CODM for Sasol is the President and Chief Executive Officer. Refer to the accounting policies for segment information.

Sasol Limited group

Notes to the financial statements

Non-current assets

		2015	2014
	Note	Rm	Rm
Property, plant and equipment	2	135 822	111 449
Assets under construction	3	61 977	51 320
Goodwill	4	590	644
Other intangible assets	5	1 703	1 882
Other long-term investments	6	826	876
Investments in equity accounted joint ventures	7	10 028	8 280
Investments in associates	8	1 842	1 877
Post-retirement benefit assets	9	590	487
Long-term receivables and prepaid expenses	10	1 791	2 922
Long-term financial assets	11	—	13
Deferred tax assets	23	1 752	3 143
		216 921	182 893

2              Property, plant and equipment

		2015	2014
for the year ended 30 June	Note	Rm	Rm
Cost
Balance at beginning of year		209 936	184 701
Acquisition of businesses	56	—	159
Additions		3 053	4 977
to sustain existing operations		2 784	4 111
to expand operations		269	866
Transfer from assets under construction	3	35 307	20 801
Net transfer to inventories		(92)	(3)
Reclassification to assets under construction	3	(697)	—
Reduction in rehabilitation provisions capitalised		(197)	(65)
Reclassification from/(to) held for sale		4	(592)
Translation of foreign operations	48	130	5 460
Disposal of businesses	57	(15)	(2 250)
Disposals and scrapping		(3 962)	(3 252)
Balance at end of year		243 467	209 936
Comprising
Land		1 931	2 671
Buildings and improvements		9 610	9 147
Retail convenience centres		1 642	1 540
Plant, equipment and vehicles		184 357	157 655
Mineral assets		45 927	38 923
		243 467	209 936

		2015	2014
for the year ended 30 June	Note	Rm	Rm
Accumulated depreciation and impairment
Balance at beginning of year		98 487	83 712
Current year charge	51	13 182	13 199
Impairment of property, plant and equipment	38	294	3 289
Reversal of impairment of property, plant and equipment	38	(294)	—
Net transfer (to)/from inventories		(6)	9
Reclassification from/(to) held for sale		2	(266)
Translation of foreign operations	48	(341)	3 752
Disposal of businesses	57	(15)	(2 250)
Disposals and scrapping		(3 664)	(2 958)
Balance at end of year		107 645	98 487
Comprising
Land		173	274
Buildings and improvements		4 640	4 518
Retail convenience centres		682	600
Plant, equipment and vehicles		78 964	73 541
Mineral assets		23 186	19 554
		107 645	98 487
Carrying value
Land		1 758	2 397
Buildings and improvements		4 970	4 629
Retail convenience centres		960	940
Plant, equipment and vehicles		105 393	84 114
Mineral assets		22 741	19 369
Balance at end of year		135 822	111 449

Sasol Limited group

Notes to the financial statements

Non-current assets

(continued)

2              Property, plant and equipment continued

	Land	Buildings and improvements	Retail convenience centres	Plant, equipment and vehicles	Mineral assets	Total
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm	Rm
Cost
Balance at 30 June 2013	2 031	8 409	1 444	140 713	32 104	184 701
Acquisition of businesses	—	72	—	87		159
Additions	624	130	71	1 201	2 951	4 977
to sustain existing operations	—	128	—	1 032	2 951	4 111
to expand operations	624	2	71	169	—	866
Reclassification of property, plant and equipment	5	(18)	—	13	—	—
Reduction in rehabilitation provisions capitalised	—	—	—	(7)	(58)	(65)
Transfer from assets under construction	—	513	26	16 491	3 771	20 801
Net transfer to inventories	—	—	—	(3)	—	(3)
Reclassification to held for sale	(47)	(3)	(1)	(541)	—	(592)
Translation of foreign operations	168	418	—	3 998	876	5 460
Disposal of businesses	(107)	(302)	—	(1 841)	—	(2 250)
Disposals and scrapping	(3)	(72)	—	(2 456)	(721)	(3 252)
Balance at 30 June 2014	2 671	9 147	1 540	157 655	38 923	209 936
Additions	10	162	124	1 650	1 107	3 053
to sustain existing operations	—	158	—	1 519	1 107	2 784
to expand operations	10	4	124	131	—	269
Reclassification of property, plant and equipment	—	(232)	2	230	—	—
Reclassification to assets under construction	(693)	—	—	—	(4)	(697)
Reduction in rehabilitation provisions capitalised	—	—	—	(134)	(63)	(197)
Transfer from assets under construction	12	792	11	28 107	6 385	35 307
Net transfer to inventories	—	—	—	(94)	2	(92)
Reclassification from held for sale	—	—	—	4	—	4
Translation of foreign operations	(69)	(67)	—	223	43	130
Disposal of businesses	—	—	—	(15)	—	(15)
Disposals and scrapping	—	(192)	(35)	(3 269)	(466)	(3 962)
Balance at 30 June 2015	1 931	9 610	1 642	184 357	45 927	243 467

	Land	Buildings and improvements	Retail convenience centres	Plant, equipment and vehicles	Mineral assets	Total
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm	Rm
Accumulated depreciation and impairment
Balance at 30 June 2013	278	4 156	530	65 577	13 171	83 712
Current year charge	—	328	63	9 011	3 797	13 199
Net impairment of property, plant and equipment	67	63	7	323	2 829	3 289
Net transfer from inventories	—	—	—	9	—	9
Reclassification to held for sale	—	—	—	(266)	—	(266)
Translation of foreign operations	36	320	—	2 929	467	3 752
Disposal of businesses	(107)	(302)	—	(1 841)	—	(2 250)
Disposals and scrapping	—	(47)	—	(2 201)	(710)	(2 958)
Balance at 30 June 2014	274	4 518	600	73 541	19 554	98 487
Current year charge	—	332	101	9 007	3 742	13 182
Net impairment of property, plant and equipment	—	2	1	(241)	238	—
Reclassification of property, plant and equipment	—	(18)	—	16	2	—
Net transfer (to)/from inventories	—	—	—	(8)	2	(6)
Reclassification from held for sale	—	—	—	2	—	2
Translation of foreign operations	(101)	(87)	—	(261)	108	(341)
Disposal of businesses	—	—	—	(15)	—	(15)
Disposals and scrapping	—	(107)	(20)	(3 077)	(460)	(3 664)
Balance at 30 June 2015	173	4 640	682	78 964	23 186	107 645
Carrying value at 30 June 2015	1 758	4 970	960	105 393	22 741	135 822
Carrying value at 30 June 2014	2 397	4 629	940	84 114	19 369	111 449

				2015	2014
Business segmentation*				Rm	Rm
Mining				11 694	10 578
Exploration and Production International				12 731	10 496
Energy				37 077	29 378
Base Chemicals				34 109	33 466
Performance Chemicals				37 461	25 124
Group Functions				2 750	2 407
Total operations				135 822	111 449

* 2014 has been restated to reflect the adoption of the new operating model. Refer to note 1.2.

Sasol Limited group

Notes to the financial statements

Non-current assets

(continued)

2              Property, plant and equipment continued

for the year ended 30 June	2015 Rm	2014 Rm
Additions to property, plant and equipment (cash flow)
Current year additions	3 053	4 977
Adjustments for non-cash items
movement in environmental provisions capitalised	(1 090)	(589)
plant, equipment and vehicles acquired by finance lease	(572)	(96)
leasehold improvement incentives capitalised	(118)	—
other non-cash movements	—	35
Per the statement of cash flows	1 273	4 327
Additional disclosures
Leased assets
Carrying value of capitalised leased assets (included in plant, equipment and vehicles)	1 418	1 084
cost	2 095	1 725
accumulated depreciation	(677)	(641)

Depreciation rates for property, plant and equipment are noted under accounting policies and financial reporting terms.
Capital commitments (excluding equity accounted joint ventures and associates)

Capital commitments, excluding capitalised interest, include all projects for which specific board approval has been obtained up to the reporting date. Projects still under investigation for which specific board approvals have not yet been obtained are excluded from the following:

Authorised and contracted for	109 448	66 491
Authorised but not yet contracted for	66 266	44 951
Less expenditure to the end of year	(59 478)	(52 384)
	116 236	59 058

to sustain existing operations	18 474	30 886
to expand operations	97 762	28 172
Estimated expenditure
Within one year	67 130	38 942
One to five years	49 106	20 088
More than five years	—	28
	116 236	59 058
Business segmentation*
Mining	3 837	7 532
Exploration and Production International	5 264	6 639
Energy	8 949	18 841
Base Chemicals	51 123	10 271
Performance Chemicals	46 212	15 272
Group Functions	851	503
Total operations	116 236	59 058

* 2014 has been restated to reflect the adoption of the new operating model. Refer to note 1.2.

Capital commitments in excess of R500 million at 30 June comprise of:			2015	2014
Project	Project location	Business segment	Rm	Rm
Lake Charles Chemical project	United States	Base Chemicals and Performance Chemicals	84 989	7 383
Shutdown and major statutory maintenance	Secunda	Energy, Base Chemicals and Performance Chemicals	3 749	3 513
Canadian shale gas exploration and development	Canada	Exploration and Production International	2 511	2 857
High density polyethylene plant	United States	Base Chemicals	2 314	2 861
Fischer-Tropsch wax expansion project	Sasolburg	Performance Chemicals	2 059	3 863
Shondoni colliery to maintain Middelbult colliery operation	Secunda	Mining	1 398	2 824
Coal tar filtration east project	Secunda	Energy, Base Chemicals and Performance Chemicals	1 231	1 816
Mozambique exploration and development	Mozambique	Exploration and Production International	1 837	721
Gas-to-liquids project in North America	United States	Energy and Performance Chemicals	930	8 295
C3 Stabilisation and Expansion projects	Secunda	Base Chemicals	622	863
Volatile organic compounds abatement program	Secunda	Energy, Base Chemicals and Performance Chemicals	596	1 219
Loop Lines project	Mozambique	Energy	470	960
Gabon exploration and development	Gabon	Exploration and Production International	390	1 180
Impumelelo colliery to maintain Brandspruit colliery operation	Secunda	Mining	344	1 611
Replacement of tar tanks and separators	Secunda	Energy, Base Chemicals and Performance Chemicals	329	917
Tweedraai project	Secunda	Mining	257	642

Sasol Limited group

Notes to the financial statements

Non-current assets

(continued)

3                                         Assets under construction

		2015	2014
for the year ended 30 June	Note	Rm	Rm

Cost
Balance at beginning of year		51 320	39 865
Additions		43 773	34 341
to sustain existing operations		19 029	16 327
to expand operations		24 744	18 014
Finance costs capitalised	42	1 118	530
Impairment of assets under construction	38	(2 555)	(2 625)
Reversal of impairment of assets under construction	38	1 727	—
Write-off of unsuccessful exploration wells	38	—	(43)
Reduction in rehabilitation provisions capitalised		(80)	(61)
Reclassification from property, plant and equipment	2	697	—
Reclassification (to)/from inventories		(56)	108
Projects capitalised		(35 573)	(21 260)
property, plant and equipment	2	(35 307)	(20 801)
other intangible assets	5	(266)	(459)
Reclassification to held for sale		—	(245)
Translation of foreign operations	48	2 447	1 138
Disposal of businesses	57	(450)	—
Disposals and scrapping		(391)	(428)
Balance at end of year		61 977	51 320
Comprising
Property, plant and equipment under construction		57 001	45 255
Other intangible assets under development		1 721	559
Exploration and evaluation assets		3 255	5 506
		61 977	51 320

	Property, plant and equipment under construction	Other intangible assets under development	Exploration and evaluation assets	Total
for the year ended 30 June	Rm	Rm	Rm	Rm
Cost
Balance at 30 June 2013	33 403	526	5 936	39 865
Additions	33 040	453	848	34 341
to sustain existing operations	15 832	433	62	16 327
to expand operations	17 208	20	786	18 014
Reclassification of assets under construction	10	13	(23)	—
Finance costs capitalised	530	—	—	530
Impairment of assets under construction	(1 567)	—	(1 058)	(2 625)
Write-off of unsuccessful exploration wells	—	—	(43)	(43)
Reduction in rehabilitation provisions capitalised	—	—	(61)	(61)
Reclassification from inventories	108	—	—	108
Projects capitalised	(20 449)	(459)	(352)	(21 260)
Reclassification to held for sale	(245)	—	—	(245)
Translation of foreign operations	814	35	289	1 138
Disposals and scrapping	(389)	(9)	(30)	(428)
Balance at 30 June 2014	45 255	559	5 506	51 320
Additions	42 267	731	775	43 773
to sustain existing operations	18 300	729	—	19 029
to expand operations	23 967	2	775	24 744
Reclassification of assets under construction	(623)	623	—	—
Finance costs capitalised	1 118	—	—	1 118
Net impairment of assets under construction	462	—	(1 290)	(828)
Reduction in rehabilitation provisions capitalised	—	—	(80)	(80)
Reclassification from property, plant and equipment	694	3	—	697
Reclassification to inventories	(56)	—	—	(56)
Projects capitalised	(34 167)	(266)	(1 140)	(35 573)
Translation of foreign operations	2 439	74	(66)	2 447
Disposal of businesses	—	—	(450)	(450)
Disposals and scrapping	(388)	(3)	—	(391)
Balance at 30 June 2015	57 001	1 721	3 255	61 977
Balance at 30 June 2014	45 255	559	5 506	51 320

Sasol Limited group

Notes to the financial statements

Non-current assets

(continued)

3                                         Assets under construction continued

	2015	2014
for the year ended 30 June	Rm	Rm
Business segmentation*
Mining	8 673	6 380
Exploration and Production International	6 426	7 888
Energy	10 431	11 029
Base Chemicals	17 984	8 945
Performance Chemicals	17 123	16 088
Group Functions	1 340	990
Total operations	61 977	51 320

* 2014 has been restated to reflect the adoption of the new operating model. Refer to note 1.2.

	2015	2014
Additions to assets under construction (cash flow)	Rm	Rm
Current year additions	43 773	34 341
Adjustments for non-cash items	(19)	30
cash flow hedge accounting	(5)	40
movement in environmental provisions capitalised	(14)	(10)

Per the statement of cash flows	43 754	34 371

The group hedges its exposure in South Africa to foreign currency risk in respect of its significant capital projects. This is done primarily by means of forward exchange contracts.  Cash flow hedge accounting is applied to these hedging transactions and accordingly, the effective portion of any gain or loss realised on these contracts is adjusted against the underlying item of assets under construction.

Capital expenditure (cash flow)

As part of the normal plant operations, the group incurs capital expenditure to replace or modify significant components of plant to maintain the useful lives of the plant operations and improve plant efficiencies.

			2015	2014
Projects to sustain operations	Project location	Business segment	Rm	Rm
Shutdown and major statutory maintenance	Secunda	Energy, Base Chemicals and Performance Chemicals	3 219	3 392
Shondoni colliery to maintain Middelbult colliery operation	Secunda	Mining	1 226	1 396
Impumelelo colliery to maintain Brandspruit colliery operation	Secunda	Mining	1 070	1 265
Gabon exploration and development	Gabon	Exploration and Production International	856	578
Volatile organic compounds abatement programme	Secunda	Energy, Base Chemicals and Performance Chemicals	627	297
Replacement of tar tanks and separators	Secunda	Energy, Base Chemicals and Performance Chemicals	589	680
Coal tar filtration east project	Secunda	Energy, Base Chemicals and Performance Chemicals	585	515
Refurbishment of equipment	Secunda and Sasolburg	Mining	556	98
Tweedraai project	Secunda and Sasolburg	Mining	381	560
Expenditure related to environmental obligations	Various	Various	563	488
Expenditure incurred relating to safety regulations	Various	Various	537	879
Other projects to sustain existing operations (less than R500 million)	Various	Various	8 732	6 207
			18 941	16 355

Projects to expand operations	Project location	Business segment
Lake Charles Chemical project	United States	Base Chemicals and Performance Chemicals	13 977	5 081
Canadian shale gas exploration and development	Canada	Exploration and Production International	2 924	3 155
Fischer-Tropsch wax expansion project	Sasolburg	Performance Chemicals	1 804	2 170
Gas-to-liquids project in North America	United States	Energy and Performance Chemicals	1 464	1 461
High density polyethylene plant	United States	Base Chemicals	620	283
Mozambique exploration and development	Mozambique	Exploration and Production International	571	181
Loop Lines project	Mozambique	Energy	490	613
Other projects to expand operations (less than R500 million)	Various	Various	2 963	5 072
			24 813	18 016

Sasol Limited group

Notes to the financial statements

Non-current assets

(continued)

4                                         Goodwill

		2015	2014
for the year ended 30 June	Note	Rm	Rm

Cost
Balance at beginning of year		2 355	2 089
Acquisition of businesses	56	—	16
Translation of foreign operations	48	338	250
Balance at end of year		2 693	2 355
Accumulated impairment
Balance at beginning of year		1 711	1 515
Impairment of goodwill	38	—	19
Translation of foreign operations	48	392	177
Balance at end of year		2 103	1 711
Carrying value at end of year		590	644

Business segmentation*
Energy		8	13
Base Chemicals		88	84
Performance Chemicals		494	547
Total operations		590	644

Goodwill is largely attributable to the organics, inorganics and wax businesses within the Performance Chemicals business segment.

* 2014 has been restated to reflect the adoption of the new operating model. Refer to note 1.2.

5                                         Other intangible assets

		2015	2014
for the year ended 30 June	Note	Rm	Rm
Cost
Balance at beginning of year		4 506	3 793
Acquisition of businesses	56	—	219
Additions		155	212
to sustain existing operations		155	211
to expand operations		—	1
Assets under construction capitalised	3	266	459
Reclassification to held for sale		(50)	—
Translation of foreign operations	48	(31)	259
Disposal of businesses	57	—	(202)
Disposals and scrapping		(352)	(234)
Balance at end of year		4 494	4 506
Comprising
Software		2 158	1 989
Patents and trademarks		904	953
Emission rights		191	258
Other intangible assets		1 241	1 306
		4 494	4 506
Accumulated amortisation and impairment
Balance at beginning of year		2 624	2 375
Current year charge	51	385	317
Net impairment of other intangible assets	38	(12)	60
Reclassification to held for sale		(50)	—
Translation of foreign operations	48	(43)	148
Disposal of businesses	57	—	(153)
Disposals and scrapping		(113)	(123)
Balance at end of year		2 791	2 624

Comprising
Software		1 411	1 216
Patents and trademarks		775	811
Emission rights		8	90
Other		597	507
		2 791	2 624
Carrying value
Software		747	773
Patents and trademarks		129	142
Emission rights		183	168
Other		644	799
		1 703	1 882

Sasol Limited group

Notes to the financial statements

Non-current assets

(continued)

5                                         Other intangible assets continued

	Software	Patents and trademarks	Emission rights	Other intangible assets	Total
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm
Cost
Balance at 30 June 2013	1 561	863	306	1 063	3 793
Acquisition of business	—	—	—	219	219
Additions	60	3	131	18	212
to sustain existing operations	59	3	131	18	211
to expand operations	1	—	—	—	1
Assets under construction capitalised	429	—	—	30	459
Translation of foreign operations	33	106	32	88	259
Disposal of businesses	(6)	(19)	(65)	(112)	(202)
Disposals and scrapping	(88)	—	(146)	—	(234)
Balance at 30 June 2014	1 989	953	258	1 306	4 506
Additions	28	1	76	50	155
to sustain existing operations	28	1	76	50	155
Assets under construction capitalised	241	5	—	20	266
Reclassification to held for sale	—	—	(50)	—	(50)
Translation of foreign operations	(10)	(50)	(13)	42	(31)
Disposals and scrapping	(90)	(5)	(80)	(177)	(352)
Balance at 30 June 2015	2 158	904	191	1 241	4 494
Accumulated amortisation and impairment
Balance at 30 June 2013	1 007	722	138	508	2 375
Current year charge	232	16	—	69	317
Impairment of other intangible assets	2	2	33	23	60
Translation of foreign operations	23	90	16	19	148
Disposal of businesses	(7)	(19)	(15)	(112)	(153)
Disposals and scrapping	(41)	—	(82)	—	(123)
Balance at 30 June 2014	1 216	811	90	507	2 624
Current year charge	283	17	—	85	385
Net impairment of other intangible assets	—	—	(12)	—	(12)
Reclassification to held for sale	—	—	(50)	—	(50)
Translation of foreign operations	(2)	(49)	(3)	11	(43)
Disposals and scrapping	(86)	(4)	(17)	(6)	(113)
Balance at 30 June 2015	1 411	775	8	597	2 791
Carrying value at 30 June 2015	747	129	183	644	1 703
Carrying value at 30 June 2014	773	142	168	799	1 882

	2015	2014
for the year ended 30 June	Rm	Rm
Additions to other intangible assets (cash flow)
Current year additions	155	212
Adjustments for non-cash items-emission rights received	(76)	(131)
Per the statement of cash flows	79	81

Additional disclosures

Amortisation of intangible assets

Amortisation rates on intangible assets are noted under accounting policies and financial reporting terms. Emission rights are not subject to amortisation. The assessment that the estimated useful lives of these assets are indefinite is based on the assumption that emission rights can be utilised over an indefinite number of years as there are no limitations on the transferability thereof. This assessment is reviewed at least annually. The recoverable amount of emission rights is determined based on their quoted market price.

	2015	2014
	Rm	Rm
Business segmentation of emission rights*
Base Chemicals	—	3
Performance Chemicals	183	165
Total operations	183	168

* 2014 has been restated to reflect the adoption of the new operating model. Refer to note 1.2.

Sasol Limited group

Notes to the financial statements

Non-current assets

(continued)

6                                         Other long-term investments

		2015	2014
for the year ended 30 June	Note	Rm	Rm
Investments available-for-sale	6.1	745	628
unlisted equity investments		206	221
listed investments		539	407
Investment held-for-trading	6.2	—	43
Investments held-to-maturity	6.3	81	205
Other long-term investments per statement of financial position		826	876

Fair value of other long-term investments
Investments available-for-sale	6.1	745	628
Investment held-for-trading	6.2	—	43
Investments held-to-maturity	6.3	81	205

6.1                               Investments available-for-sale

Fair value of investments available-for-sale

The fair value of the unlisted equity investments approximates its original cost. Accordingly, these investments are carried at their original cost less impairment in the statement of financial position. The unlisted investments represent strategic investments of the group and are long term in nature as management has no intention of disposing of these investments in the foreseeable future.

The fair value of the listed investments is based on the quoted market price as at 30 June 2015. Investments amounting to R425 million (2014 — R311 million) are restricted for use as they are held in a separate trust to be used exclusively for rehabilitation purposes at Mining. Management has no intention of disposing of these investments in the foreseeable future.

6.2                               Investment held-for-trading

Fair value of investment held-for-trading

The fair value of the unlisted equity investment approximates its original cost. Accordingly, this investment is carried at its original cost less impairment in the statement of financial position.

6.3                               Investments held-to-maturity

Fair value of investments held-to-maturity

The fair value of investments held-to-maturity, which comprise of long-term fixed deposits, is determined using a discounted cash flow method using market related rates at 30 June 2015.  The market related rate used to discount estimated cash flows was 6,88% ( 2014 — between 6,20% and 7,11%). The long-term fixed deposits are restricted for use as they are held in a separate trust to be used exclusively for rehabilitation purposes at Mining.

7                                         Investments in equity accounted joint ventures

		2015	2014
for the year ended 30 June	Note	Rm	Rm
The amounts recognised in the statement of financial position are as follows:
Investments in equity accounted joint ventures		10 028	8 280

The amounts recognised in the income statement are as follows:
Share of profits of equity accounted joint ventures, net of tax	39	2 098	3 810
Share of profits		2 097	3 823
Remeasurement items		1	(13)

The amounts recognised in the statement of cash flows are as follows:
Finance income
Dividends received from equity accounted joint ventures	53	2 319	4 380

At 30 June, the group’s interest in equity accounted joint ventures and the total carrying values were:

Name	Country of incorporation	Nature of activities	Interest %	2015 Rm	2014 Rm
ORYX GTL Limited	Qatar	GTL plant	49	7 201	6 539
Sasol Huntsman GmbH & co KG	Germany	Manufacturing of chemical products	50	827	772
Petronas Chemicals LDPE Sdn Bhd	Malaysia	Manufacturing and marketing of low-density polyethylene pellets	40	632	671
Uzbekistan GTL LLC(1)	Uzbekistan	GTL plant	40,3	815	—
Sasol Dyno Nobel (Pty) Ltd	South Africa	Manufacturing and distribution of explosives	50	245	228
Petromoc e Sasol SARL	Mozambique	Marketing of fuels	49	96	64
Sasol Chevron Holdings Limited(2)	Bermuda	Marketing of Escravos GTL products	50	212	—
Other			various	—	6
Carrying value of investments				10 028	8 280

(1)   The group had classified its investment in Uzbekistan GTL as held for sale at 30 June 2014 (refer note 12). Following negotiations and a strategic evaluation of the asset, the group decided to retain the investment whilst it pursues alternative ways to enable the project and accordingly, the investment is no longer classified as held for sale at 30 June 2015. In terms of amendments to the shareholders’ agreement and Sasol’s response plan to the volatile macro economic environment, Sasol will not contribute further capital to the investment until a longer term plan is agreed. Accordingly, the group’s interest in the Uzbekistan GTL company has been diluted to 40,3% as a result of further capital contributions made by the local partner.

(2)   In 2014, the investment in Sasol Chevron Holdings Limited was reduced to Rnil as a result of Sasol’s cumulative share of losses exceeding the carrying value.

Sasol Limited group

Notes to the financial statements

Non-current assets

(continued)

7                                         Investments in equity accounted joint ventures continued

Summarised financial information for the group’s material equity accounted joint ventures

In accordance with the group’s accounting policy, the results of joint ventures are equity accounted. The information provided below represents the group’s material joint ventures. The financial information presented includes the full financial position and results of the joint venture and includes intercompany transactions and balances.

	ORYX GTL Limited
	2015	2014
for the year ended 30 June	Rm	Rm
Summarised statement of financial position
Non-current assets	12 150	10 400
property, plant and equipment	10 407	9 616
assets under construction	1 508	658
other non-current assets	235	126
Current assets	4 492	4 350
cash and cash equivalents	705	592
other current assets	3 787	3 758

Total assets	16 642	14 750

Non-current liabilities	960	755
long-term debt	222	193
long-term provisions	87	70
other non-current liabilities	651	492
Current liabilities	985	650

Total liabilities	1 945	1 405
Net assets	14 697	13 345

Summarised income statement

Turnover	10 205	13 743
Depreciation and amortisation	(1 166)	(1 149)
Other operating expenses	(5 172)	(4 320)
Operating profit	3 867	8 274
Finance income	10	15
Finance expense	(2)	(5)
Net profit before tax	3 875	8 284
Taxation	(83)	(64)
Profit and total comprehensive income for the year	3 792	8 220

The group’s share of profits of equity accounted joint venture	1 858	4 028

Reconciliation of summarised financial information

Net assets at the beginning of the year	13 345	13 037
Profit for the year	3 792	8 220
Foreign exchange differences	2 163	971
Dividends paid	(4 603)	(8 883)
Net assets at the end of the year	14 697	13 345

Carrying value of investment in equity accounted joint venture	7 201	6 539

The carrying value of the investment in joint venture represents the group’s interest in the net assets of the joint venture.

	2015	2014
for the year ended 30 June	Rm	Rm
Summarised financial information for the group’s share of equity accounted joint ventures which are not material*
Operating profit/(loss)	296	(179)
Profit/(loss) before tax	306	(188)
Taxation	(66)	(30)
Profit/(loss) and total comprehensive income for the year	240	(218)

* The financial information provided represents the group’s share of the results of the equity accounted joint ventures.

	2015	2014
Capital commitments relating to equity accounted joint ventures	Rm	Rm

Capital commitments, excluding capitalised interest, include all projects for which specific board approval has been obtained up to the reporting date. Projects still under investigation for which specific board approvals have not yet been obtained are excluded from the following:

Authorised and contracted for	716	1 152
Authorised but not yet contracted for	691	438
Less expenditure to the end of year	(759)	(826)
	648	764
Contingent liabilities
There were no contingent liabilities at 30 June 2015 relating to equity accounted joint ventures other than as disclosed in note 58.
Impairment testing of investments in equity accounted joint ventures

Based on impairment indicators at each reporting date, impairment tests in respect of investments in equity accounted joint ventures are performed. The recoverable amount of the investment is compared to the carrying amount, as described in note 38, to calculate the impairment.

Business segmentation*
Mining	—	5
Energy	8 324	6 604
Base Chemicals	1 704	1 671
Total carrying value of investments in equity accounted joint ventures	10 028	8 280

* 2014 has been restated to reflect the adoption of the new operating model. Refer to note 1.2.

Joint ventures whose financial year ends are within three months of 30 June are included in the consolidated financial statements using their most recently audited financial results. Adjustments are made to the equity accounted joint ventures’ financial results for material transactions and events in the intervening period.

There are no significant restrictions on the ability of the joint ventures to transfer funds to Sasol Limited in the form of cash dividends or repayment of loans or advances.

Sasol Limited group

Notes to the financial statements

Non-current assets

(continued)

8                                         Investments in associates

		2015	2014
for the year ended 30 June	Note	Rm	Rm
The amounts recognised in the statement of financial position are as follows:
Investments in associates		1 842	1 877

The amounts recognised in the income statement are as follows:
Share of (losses)/profits of associates, net of tax	40	(41)	334
Share of (losses)/profits		(41)	334
Remeasurement items		—	—

The amounts recognised in the statement of cash flows are as follows:
Finance income
Dividends received from associates	53	493	337

At 30 June, the group’s interest in associates and the total carrying values were:

Name	Country of incorporation	Nature of business	Interest %	2015 Rm	2014 Rm
Petronas Chemicals Olefins Sdn Bhd*	Malaysia	Ethane and propane gas cracker	12	939	946
Escravos GTL (EGTL)**	Nigeria	GTL plant	10	763	763
Oxis Energy	United Kingdom	Battery technology development	31	130	155
Other			various	10	13
Carrying value of investments				1 842	1 877

*            Although the group holds less than 20% of the voting power of Petronas Chemicals Olefins Sdn Bhd, the group exercises significant influence with regards to the management of the venture.

**     Although the group holds less than 20% of the voting power of EGTL, the group has significant influence with regards to the management of the plant.

At 30 June, the group’s total interest in the Escravos gas-to-liquids (EGTL) plant was:

	2015	2014
	Rm	Rm
Investment in associate	763	763
Loan to associate classified as long-term receivables	64	173
	827	936
Summarised financial information for associates*
Operating profit	110	443
Profit before tax	128	442
Taxation	(169)	(108)
Profit and total comprehensive income for the year	(41)	334

*   The financial information provided represents the group’s share of the results of the associates. None of the associates are individually material to the group.

Contingent liabilities

There were no contingent liabilities at 30 June 2015 relating to associates other than as disclosed in note 58.

Impairment testing of associates

Impairment testing in respect of investments in associates is performed at each reporting date only when there are indicators of impairment. The recoverable amount based on the value in use of the cash generating unit is compared to the carrying amount as described in note 38 to calculate the impairment.

	2015	2014
Business segmentation*	Rm	Rm
Energy	773	774
Base Chemicals	939	946
Performance Chemicals	—	2
Group Functions	130	155
Total carrying value of investments in associates	1 842	1 877

* 2014 has been restated to reflect the adoption of the new operating model. Refer to note 1.2.

Associates whose financial year ends are within three months of 30 June are included in the consolidated financial statements using their most recently audited financial results. Adjustments are made to the associates’ financial results for material transactions and events in the intervening period.

There are no significant restrictions on the ability of the associates to transfer funds to Sasol Limited in the form of cash dividends or repayment of loans or advances.

9                                         Post-retirement benefit assets

		2015	2014
for the year ended 30 June	Note	Rm	Rm
Post-retirement benefit assets	21.2	590	487

For further details of post-retirement benefit assets, refer note 21.2.

Sasol Limited group

Notes to the financial statements

Non-current assets

(continued)

10                                  Long-term receivables and prepaid expenses

		2015	2014
for the year ended 30 June	Note	Rm	Rm
Total long-term receivables		2 957	2 963
Short-term portion	15	(1 405)	(226)
		1 552	2 737
Long-term prepaid expenses		239	185
		1 791	2 922

Comprising
Long-term joint operations receivables (interest bearing)		628	1 270
Long-term interest-bearing loans		650	1 179
Long-term interest-free loans		274	288
		1 552	2 737

Maturity profile
Within one year		1 405	226
One to five years		237	1 565
More than five years		1 315	1 172
		2 957	2 963

Fair value of long-term loans and receivables

The fair value of long-term receivables is determined using a discounted cash flow method, based on market related rates at 30 June. The fair value of long-term interest bearing receivables approximates the carrying value as market related rates of interest are charged on these outstanding amounts.

The interest-free loans relate primarily to deposits on office rental space in terms of various operating lease agreements. These amounts were considered to be recoverable as at 30 June 2015.

	2015	2014
	Rm	Rm
Fair value of long-term receivables	2 957	2 963

Impairment of long-term loans and receivables

Long-term loans and receivables that are not past their due date are not considered to be impaired, except in situations where they are part of individually impaired long-term loans and receivables.

11                                  Long-term financial assets

	2015	2014
	Rm	Rm

Forward exchange contracts	—	13

Arising on long-term derivative financial instruments	—	13

held-for-trading	—	13

Long-term financial assets include the revaluation of in-the-money derivative instruments, refer note 64. The fair value of derivatives is based on market valuations.

Current assets

		2015	2014
	Note	Rm	Rm
Assets in disposal groups held for sale	12	89	1 419
Inventories	13	23 141	26 758
Tax receivable	28	1 563	550
Trade receivables	14	23 863	25 223
Other receivables and prepaid expenses	15	4 547	4 601
Short-term financial assets	16	124	420
Cash restricted for use	17	5 022	1 245
Cash	17	48 329	37 155
		106 678	97 371

12                                  Disposal groups held for sale

		2015	2014
for the year ended 30 June	Note	Rm	Rm
Assets in disposal groups held for sale
Energy — Investment in Naledi Petroleum Holdings (Pty) Ltd	12.1	49	158
Energy — Investment in Uzbekistan GTL joint venture	12.2	—	666
Sasolburg Operations — Air separation unit	12.3	—	471
Other		40	124
		89	1 419

Liabilities in disposal groups held for sale
Energy — Investment in Naledi Petroleum Holdings (Pty) Ltd	12.1	(15)	(46)
Other		—	(11)
		(15)	(57)

Business segmentation*
Energy		34	777
Base Chemicals		—	236
Performance Chemicals		40	349
Total operations		74	1 362

* 2014 has been restated to reflect the adoption of the new operating model. Refer to note 1.2.

12                                  Disposal groups held for sale continued

12.1                        Energy — Investment in Naledi Petroleum Holdings (Pty) Ltd

In December 2013, Sasol entered negotiations with potential buyers interested in acquiring the shareholding in Exel Lesotho (Pty) Ltd and Exel Swaziland (Pty) Ltd. On 1 November 2014, the sale of Exel Lesotho (Pty) Ltd was concluded (refer to note 57). The sale of Exel Swaziland (Pty) Ltd is expected to be concluded within the next 12 months.

12.2                        Energy — Investment in Uzbekistan GTL joint venture

The group had classified its investment in Uzbekistan GTL as held for sale at 30 June 2014. Following negotiations and a strategic evaluation of the asset, the group has decided to retain the investment, and as a result, the investment is no longer classified as held for sale at 30 June 2015.

12.3                        Sasolburg operations — Air separation unit

During 2014, Sasol entered into negotiations with a potential buyer to dispose of its air separation unit in Sasolburg. The sale was concluded in July 2014 after approval was obtained from the South African Competition Commission on 31 July 2014.

13                                  Inventories

	2015	2014
for the year ended 30 June	Rm	Rm
Carrying value
Crude oil and other raw materials	4 199	5 514
Process material	1 569	1 472
Maintenance materials	4 493	4 031
Work in process	2 315	3 046
Manufactured products	10 273	12 204
Consignment inventory	292	491
	23 141	26 758
Business segmentation*
Mining	1 268	1 257
Exploration and Production International	169	74
Energy	6 781	9 178
Base Chemicals	4 436	5 262
Performance Chemicals	10 438	10 958
Group Functions	49	29
Total operations	23 141	26 758

* 2014 has been restated to reflect the adoption of the new operating model. Refer to note 1.2.

The impact of lower crude oil and chemical product prices has resulted in a net realisable value write-down of R249 million in 2015 (2014 — R459 million).

No inventories are encumbered.

14                                  Trade receivables

	2015	2014
for the year ended 30 June	Rm	Rm
Trade receivables	21 672	22 929
Related party receivables	469	208
equity accounted joint ventures	469	208
Impairment of trade receivables	(478)	(500)
Receivables	21 663	22 637
Duties recoverable from customers	372	372
Value added tax	1 828	2 214
	23 863	25 223

Credit risk exposure in respect of trade receivables is analysed as follows:

	Carrying value	Impairment	Carrying value	Impairment
	2015	2015	2014	2014
	Rm	Rm	Rm	Rm
Age analysis of trade receivables
Not past due date	20 062	1	21 051	8
Past due 0 – 30 days	915	12	1 204	4
Past due 31 – 150 days	189	26	165	42
Past due 151 days – one year	39	24	29	12
More than one year*	467	415	480	434
	21 672	478	22 929	500

*  More than one year relates to long outstanding balances for specific customers who have exceeded their contractual repayment terms.

		2015	2014
for the year ended 30 June	Note	Rm	Rm
Impairment of trade receivables
Balance at beginning of year		(500)	(530)
Acquisition of business		—	(5)
Disposal of businesses		—	1
Raised during year	37	(88)	(61)
Utilised during year		55	88
Released during year	37	48	25
Translation of foreign operations		7	(18)
Balance at end of year		(478)	(500)

Impairment of trade receivables

Trade receivables that are not past their due date are not considered to be impaired, except where they are part of individually impaired trade receivables. The individually impaired trade receivables mainly relate to certain customers who are trading in difficult economic circumstances.

No individual customer represents more than 10% of the group’s trade receivables.

Fair value of trade receivables

The carrying value approximates fair value because of the short period to maturity of these instruments.

Collateral

The group holds no collateral over the trade receivables which can be sold or pledged to a third party.

Sasol Limited group

Notes to the financial statements

Non-current assets

(continued)

14                                  Trade receivables continued

	2015	2014
for the year ended 30 June	Rm	Rm
Business segmentation*
Mining	166	406
Exploration and Production International	391	509
Energy	8 081	8 872
Base Chemicals	6 358	6 472
Performance Chemicals	8 687	8 846
Group Functions	180	118
Total operations	23 863	25 223

* 2014 has been restated to reflect the adoption of the new operating model. Refer to note 1.2.

15                                    Other receivables and prepaid expenses

		2015	2014
	Note	Rm	Rm

Cell captive insurance related receivables		477	392
Insurance related receivables		6	15
Receivables related to exploration activities		185	55
Employee related receivables		50	121
Receivable from the European Union for the Performance Chemicals (Wax) fine reduction	58	—	2 449
Receivables from joint operations		76	—
Other receivables		887	928
		1 681	3 960
Short-term portion of long-term receivables	10	1 405	226
Other receivables		3 086	4 186
Prepaid expenses		1 461	415
		4 547	4 601

Fair value of other receivables

The carrying value approximates fair value because of the short period to maturity of these instruments.

16                                  Short-term financial assets

	2015	2014
for the year ended 30 June	Rm	Rm
Forward exchange contracts	97	420
Commodity derivatives	27	—

Arising on short-term derivative financial instruments	124	420

used for cash flow hedging	3	4
held-for-trading	121	416

Short-term financial assets include the revaluation of in-the-money derivative instruments, refer note 64. The fair value of derivatives is based upon market valuations.

17                                  Cash and cash equivalents

		2015	2014
	Note	Rm	Rm
Cash restricted for use		5 022	1 245
Cash		48 329	37 155
Bank overdraft		(319)	(379)
Per the statement of cash flows		53 032	38 021

Cash restricted for use
In trust	17.1	324	346
In respect of joint operations	17.2	4 431	774
Held as collateral	17.3	2	72
Other	17.4	265	53
		5 022	1 245

Included in cash restricted for use:

17.1                        Cash held in trust of R324 million (2014 — R346 million) is restricted for use and is being held in escrow, and includes funds for the rehabilitation of various sites.

17.2                        Cash in respect of joint operations can only be utilised for the business activities of the joint operations. This includes Sasol’s interests in the high density polyethylene plant in North America (R2,0 billion) and in the Canadian shale gas asset in Montney (R1,7 billion).

17.3                        Cash deposits of R2 million (2014 — R72 million) serving as collateral for bank guarantees.

17.4                        Other cash restricted for use include deposits for future abandonment site obligations and decommissioning of pipelines.

Fair value of cash and cash equivalents

The carrying value of cash and cash equivalents approximates fair value due to the short-term maturity of these instruments.

Sasol Limited group

Notes to the financial statements

Non-current liabilities

		2015	2014
	Note	Rm	Rm
Long-term debt	18	39 269	23 419
Long-term financial liabilities	19	8	17
Long-term provisions	20	13 431	15 232
Post-retirement benefit obligations	21	10 071	9 294
Long-term deferred income	22	425	293
Deferred tax liabilities	23	22 570	18 246
		85 774	66 501

18                                  Long-term debt

		2015	2014
for the year ended 30 June	Note	Rm	Rm
Total long-term debt		42 066	25 921
Short-term portion	24	(2 797)	(2 502)
		39 269	23 419

Analysis of long-term debt
At amortised cost
Secured debt		8 477	815
Preference shares		12 113	8 106
Finance leases		1 532	940
Unsecured debt		20 331	16 204
Unamortised loan costs		(387)	(144)
		42 066	25 921

Reconciliation
Balance at beginning of year		25 921	22 648
Acquisition of businesses	56	—	20
Loans raised		15 115	3 263
proceeds from new loans		14 543	3 263
finance leases acquired		572	—
Loans repaid		(1 663)	(2 207)
Interest accrued	42	408	1 276
Amortisation of loan costs		113	59
Translation effect of foreign currency loans		416	829
Translation of foreign operations	48	1 756	33
Balance at end of year		42 066	25 921

Interest-bearing status
Interest-bearing debt		41 400	25 365
Non-interest-bearing debt		666	556
		42 066	25 921

Maturity profile
Within one year		2 797	2 502
One to five years		15 946	11 448
More than five years		23 323	11 971
		42 066	25 921

	2015	2014
for the year ended 30 June	Rm	Rm
Business segmentation*
Mining	2 884	3 025
Exploration and Production International	—	150
Energy	3 888	3 937
Base Chemicals	6 971	24
Performance Chemicals	4 637	488
Group Functions	23 686	18 297
Total operations	42 066	25 921

* 2014 has been restated to reflect the adoption of the new operating model. Refer to note 1.2.

Fair value of long-term debt

The fair value of long-term debt is based on the quoted market price for the same or similar instruments or on the current rates available for debt with the same maturity profile and with similar cash flows. Market related rates ranging between 1,2% and 16,6% were used to discount estimated cash flows based on the underlying currency of the debt.

	2015	2014
	Rm	Rm
Total long-term debt (before unamortised loan costs)(1)	42 866	26 531

(1)         The difference in the fair value of long-term debt in 2015 compared to the carrying value is mainly due to the prevailing market price of the debt instruments in the US and Inzalo preference shares debt at 30 June 2015.

In terms of Sasol Limited’s memorandum of incorporation, the group’s borrowing powers are limited to twice the sum of its share capital and reserves (2015 — R383 billion; 2014 — R342 billion).

				Interest rate at	2015	2014
Terms of repayment	Security	Business	Currency	30 June 2015	Rm	Rm
Secured debt
Repayable in bi-annual instalments ending May 2022	Secured by assets under construction with a carrying value of R24 099 million and other assets with a carrying value of R15 580 million (2014 — Rnil)	US Operations	US Dollar	Libor +2,25%	8 241	—
Other secured debt		Various	Various	Various	236	143
Settled during the year	Secured by plant and equipment with a carrying value of Rnil (2014 - R7 952 million)				—	672
					8 477	815

Sasol Limited group

Notes to the financial statements

Non-current liabilities

(continued)

18                                  Long-term debt continued

				Interest rate at	2015	2014
Terms of repayment	Security	Business	Currency	30 June 2015	Rm	Rm
Preference shares
A preference shares repayable in semi-annual instalments between June 2008 and October 2018 (1)	Secured by Sasol preferred ordinary shares held by the company	Group Functions (Inzalo)	Rand	Fixed 11,1% to 12,3%	1 801	1 964
B preference shares repayable between June 2008 and October 2018 (2)	Secured by Sasol preferred ordinary shares held by the company	Group Functions (Inzalo)	Rand	Fixed 13,3% to 14,7%	1 163	1 162
C preference shares repayable October 2018 (3), (4)	Secured by guarantee from Sasol Limited	Group Functions (Inzalo)	Rand	Variable 68% of prime	8 608	4 492
A preference shares repayable between March 2013 and October 2018 (5)	Secured by preference shares held by Sasol Mining Holdings (Pty) Ltd	Mining (Ixia)	Rand	Fixed 10,0%	541	488
					12 113	8 106

Finance leases
Repayable in monthly instalments over 10 to 30 years ending December 2033	Secured by plant and equipment with a carrying value of R769 million (2014 — R730 million)	Energy	Rand	Fixed 6,2% to 16,6% and variable 7,0% to 8,3%	714	647
Repayable in monthly instalments ending June 2034	Secured by plant and equipment with a carrying value of R543 million (2014 — Rnil)	Base Chemicals and Performance Chemicals	Rand	Fixed 12,95%	566	—
Other finance leases	Underlying assets	Various	Various	Various	252	293
					1 532	940
Total secured debt					22 122	9 861

(1)         A preference shares debt was raised in 2008 within structured entities as part of the Sasol Inzalo share transaction (refer note 47.2). During the year, R160 million (2014 — R177 million) was repaid in respect of the capital portion related to these preference shares. Dividends on these preference shares are payable in semi-annual instalments ending October 2018. It is required that 50% of the principal amount be repaid between October 2008 and October 2018, with the balance of the debt repayable at the end date. The A Preference shares are secured by a first right over the Sasol preferred ordinary shares held by the structured entities. It therefore has no direct recourse against Sasol Limited. The Sasol preferred ordinary shares held may not be disposed of or encumbered in any way.

(2)         B preference shares debt was raised in 2008 within structured entities as part of the Sasol Inzalo share transaction (refer note 47.2). Dividends on these preference shares are payable in semi-annual instalments ending October 2018. The principal amount is repayable on maturity during October 2018. The B Preference shares are secured by a second right over the Sasol preferred ordinary shares held by the structured entities. It therefore has no direct recourse against Sasol Limited. The Sasol preferred ordinary shares held may not be disposed of or encumbered in any way.

(3)         C preference shares debt was raised in 2008 within structured entities as part of the Sasol Inzalo share transaction (refer note 47.2). Dividends and the principal amount on these preference shares are payable on maturity during October 2018. The C Preference shares are secured by a guarantee from Sasol Limited.

(4)         Additional C preference shares were issued in 2015 as part of the refinancing of the Sasol Inzalo transaction. The proceeds from the issue of preference shares was used by Sasol Inzalo to redeem the D preference shares held by Sasol Limited company, which was eliminated on consolidation. The refinancing of the C preference shares resulted in a reduction of the interest rate for the Inzalo group from 80% of prime to 68% of prime.

(5)         A preference shares debt was raised in 2011 within structured entities as part of the Sasol Ixia Coal broad-based black economic empowerment transaction. Dividends and the principal amount on these preference shares are payable on maturity between March 2013 and October 2018. The A Preference shares are secured by preference shares held by Sasol Mining Holdings (Pty) Ltd, a subsidiary of Sasol Limited. These preference shares may not be disposed of or encumbered in any way.

			Interest rate at	2015	2014
Terms of repayment	Business	Currency	30 June 2015	Rm	Rm
Unsecured debt
Repayable in semi-annual instalments ending June 2018	Energy	Rand	Variable 7,96%	280	356
Loan from iGas (non-controlling shareholder) in Republic of Mozambique Pipeline Investments Company (Pty) Ltd. Repayable in August 2015	Energy (Rompco)	Rand	—	300	278
Loan from CMG (non-controlling shareholder) in Republic of Mozambique Pipeline Investments Company (Pty) Ltd. Repayable in August 2015	Energy (Rompco)	Rand	—	300	278
Repayable at the end of maturity in August 2015	Energy (Rompco)	Rand	Variable 8,05%	753	552
Repayable in semi-annual instalments ending January 2025	Energy	Rand	Variable 7,62%	416	252
No fixed repayment terms	Energy	Rand	Fixed 8,0%	373	276
Repayable in yearly instalments ending June 2019	Energy	Rand	Variable 8,82%	234	293
Repayable in yearly instalments ending June 2022	Energy	Rand	Variable 8,63%	226	258
Repayable in quarterly instalments ending April 2021	Base Chemicals	US Dollar	Libor +3,75%	2 557	—
Repayable in November 2022(6)	Group Functions — Sasol Financing	US Dollar	Fixed 4,5%	12 241	10 700
Repayable in semi-annual instalments ending December 2018	Mining	Rand	Variable 7,34%	2 350	2 537
Other unsecured debt	Various	Various	Various	301	326
Settled during the year				—	98
Total unsecured debt				20 331	16 204

Total long-term debt				42 453	26 065
Unamortised loan costs (amortised over period of debt using effective interest method)				(387)	(144)
				42 066	25 921
Short-term portion of long-term debt				(2 797)	(2 502)
				39 269	23 419

(6) Sasol Financing International Plc, an indirect 100% owned finance subsidiary of Sasol Limited, issued a US$1 billion bond which is listed on the New York Stock Exchange. Sasol Limited has fully and unconditionally guaranteed the bond (refer note 58). There are no restrictions on the ability of Sasol Limited to obtain funds from the finance subsidiary by dividend or loan.

Sasol Limited group

Notes to the financial statements

Non-current liabilities

(continued)

18                                  Long-term debt continued

2015			Rand equivalent	Utilisation
Banking facilities and debt arrangements	Expiry date	Currency	Rm	Rm
Sasol Financing
Uncommitted facilities
Commercial banking facilities	Various	Rand	450	—
Commercial paper	None	Rand	8 000	—
Committed facility
Commercial banking facilities	Various	Rand	3 000	—
Sasol Financing International Limited
Committed facilities
Commercial banking facilities	Various	US Dollar	730	—
Revolving credit facility	None	US Dollar	18 255	—
Debt arrangements
US Dollar Bond	November 2022	US Dollar	12 241	12 241
Other Sasol businesses

Specific project asset finance
Sasol Financing (funding of Lake Charles Chemical project in United States)	May 2022	US Dollar	48 619	8 241
Energy — Republic of Mozambique Pipeline Investments Company (Rompco)	August 2015	Rand	1 353	1 353
Base Chemicals — High density polyethylene plant	April 2021	US Dollar	2 557	2 557
Mining — Mine replacement programme	December 2018	Rand	2 350	2 350
Energy — Clean Fuels II (Natref)	Various	Rand	921	921

Debt arrangements
Sasol Inzalo (preference shares)	October 2018	Rand	11 572	11 572
Mining (preference shares)	October 2018	Rand	541	541

Finance leases
Sasol Oil (Pty) Ltd	Various	Rand	714	714
Other debt arrangements		Various	2 429	2 429
			113 732	42 919
Comprising
Long-term debt				42 066
Short-term debt				534
Bank overdraft				319
				42 919

Financial covenants

Certain of the above facilities and debt arrangements are subject to financial covenants based on key financial ratios.

No events of default occurred during the year.

19                                   Long-term financial liabilities

		2015	2014
for the year ended 30 June	Note	Rm	Rm
Derivative instruments
Forward exchange contracts		2	6
Interest rate derivatives		—	3
		2	9
used for cash flow hedging		2	—
held-for-trading		—	9

Non-derivative instruments
Financial guarantees recognised		12	16
Less amortisation of financial guarantees		(4)	(4)
		8	12
Less short-term portion of financial guarantees	25	(2)	(4)
		6	8
Arising on long-term financial instruments		8	17

Long-term financial liabilities include the revaluation of out-of-the-money derivative instruments, refer note 64.

Fair value of derivative financial instruments

The fair value of derivatives is based on market valuations.

Fair value of long-term financial guarantees

The fair value of long-term financial guarantees is calculated based on the present value of future principal and interest cash flows of the related debt, discounted at the market rate of interest at the reporting date, consistent with the method of calculation at the inception of the guarantee. The interest rates used range between 11,73% — 12,49% (2014: 11,05% — 13,62%).

	2015	2014
	Rm	Rm
Fair value of financial liabilities	10	21

Sasol Limited group

Notes to the financial statements

Non-current liabilities

(continued)

20                                   Long-term provisions

		2015	2014
for the year ended 30 June	Note	Rm	Rm
Balance at beginning of year		18 133	13 271
Acquisition of businesses	56	—	61
Disposal of businesses	57	—	(166)
Capitalised in property, plant and equipment and assets under construction		1 104	599
Reduction in rehabilitation provisions capitalised		(277)	(126)
Per the income statement	51	(2 239)	5 608
additional provisions and changes to existing provisions		(448)	6 069
reversal of unutilised amounts		(1 700)	(15)
effect of change in discount rate		(91)	(446)
Notional interest	42	725	616
Utilised during year (cash flow)	51	(1 545)	(2 120)
Reclassification to held for sale		—	(17)
Foreign exchange differences recognised in income statement		426	186
Translation of foreign operations	48	97	221
Balance at end of year		16 424	18 133
Short-term portion	26	(2 993)	(2 901)
Long-term provisions		13 431	15 232
Comprising
Environmental		11 022	11 013
Share-based payments		3 529	6 108
Other		1 873	1 012
long service awards		104	117
long-term supply obligation		121	125
foreign early retirement provisions		38	82
other		1 610	688

		16 424	18 133

	Environmental	Share-based payments*	Other	Total
	2015	2015	2015	2015
for the year ended 30 June	Rm	Rm	Rm	Rm
Balance at beginning of year	11 013	6 108	1 012	18 133
Capitalised in property, plant and equipment and assets under construction	1 104	—	—	1 104
Reduction in capitalised rehabilitation provision	(277)	—	—	(277)
Per the income statement	(1 722)	(1 382)	865	(2 239)
additional provisions and changes to existing provisions	62	(1 382)	872	(448)
reversal of unutilised amounts	(1 693)	—	(7)	(1 700)
effect of change in discount rate	(91)	—	—	(91)
Notional interest	713	—	12	725
Utilised during year (cash flow)	(252)	(1 197)	(96)	(1 545)
Foreign exchange differences recognised in income statement	395	—	31	426
Translation of foreign operations	48	—	49	97
Balance at end of year	11 022	3 529	1 873	16 424

* Refer note 47 for assumptions used in calculating the share-based payment provision (cash settled).

	2015	2014
	Rm	Rm
Business segmentation**
Mining	1 193	1 293
Exploration and Production International	5 118	3 272
Energy	2 917	3 943
Base Chemicals	1 813	2 461
Performance Chemicals	1 792	2 302
Group Functions	598	1 961
Total operations	13 431	15 232

** 2014 has been restated to reflect the adoption of the new operating model. Refer to note 1.2.

Sasol Limited group

Notes to the financial statements

Non-current liabilities

(continued)

20           Long-term provisions continued

	2015	2014
for the year ended 30 June	Rm	Rm
Expected timing of future cash flows
Within one year	2 993	2 901
One to five years	3 922	4 191
More than five years	9 509	11 041
	16 424	18 133

Estimated undiscounted obligation*	108 338	57 923

*   The increase in the estimated undiscounted obligation is mainly due to the extension of the useful life of our Southern Africa assets to 2050. Refer note 1.

Environmental provisions

Representing the estimated actual cash flows in the period in which the obligation is settled.

In accordance with the group’s published environmental policy and applicable legislation, a provision for rehabilitation is recognised when the obligation arises.

The environmental obligation includes estimated costs for the rehabilitation of coal mining, oil, gas and petrochemical sites. The amount provided is calculated based on currently available facts and applicable legislation.

The determination of long-term provisions, in particular environmental provisions, remains a key area where management’s judgement is required. Estimating the future cost of these obligations is complex and requires management to make estimates and judgements because most of the obligations will only be fulfilled in the future and contracts and laws are often not clear regarding what is required. The resulting provisions could also be influenced by changing technologies and political, environmental, safety, business and statutory considerations.

It is envisaged that, based on the current information available, any additional liability in excess of the amounts provided will not have a material adverse effect on the group’s financial position, liquidity or cash flow.

The following risk-free rates were used to discount the estimated cash flows based on the underlying currency and time duration of the obligation.

	2015	2014
	%	%
South Africa	6,7 to 8,7	6,4 to 8,7
Europe	0,1 to 1,8	0,3 to 2,4
United States of America	0,5 to 3,0	0,3 to 3,6
Canada	0,9 to 2,9	1,3 to 3,4

A 1% point change in the discount rate would have the following effect on the long-term provisions recognised

Increase in the discount rate	(1 758)	(970)
amount capitalised to property, plant and equipment	(857)	(586)
amount recognised in income statement (income)	(901)	(384)

Decrease in the discount rate	2 351	1 023
amount capitalised to property, plant and equipment	1 064	753
amount recognised in income statement (expense)	1 287	270

21                                   Post-retirement benefit obligations

		2015	2014
for the year ended 30 June	Note	Rm	Rm

Post-retirement healthcare benefits	21.1	4 303	3 630
Pension benefits	21.2	6 066	5 931
Total post-retirement benefit obligations		10 369	9 561
Less short-term portion
post-retirement healthcare benefits	26	(153)	(128)
pension benefits	26	(145)	(139)
		10 071	9 294

21.1                         Post-retirement healthcare benefits

The group provides post-retirement healthcare benefits to certain of its retirees, principally in South Africa and the United States of America. The method of accounting and the frequency of valuations for determining the liability are similar to those used for defined benefit pension plans.

South Africa

The post-retirement benefit plan provides certain healthcare and life assurance benefits to South African employees hired prior to 1 January 1998, who retire and satisfy the necessary requirements of the medical fund.  Generally, medical coverage provides for a specified percentage of most medical expenses, subject to pre-set rules and maximum amounts. The cost of providing these contributions is shared with the retirees. The plan is unfunded. The accumulated post-retirement benefit obligation is accrued over the employee’s working life until full eligibility age.

United States of America

Certain other healthcare and life assurance benefits are provided for personnel employed in the United States of America. Generally, medical coverage pays a specified percentage of most medical expenses, subject to pre-set maximum amounts. The cost of providing these benefits is shared with the retirees. The plan is also unfunded.

for the year ended 30 June	South Africa	United States of America

Last actuarial valuation	31 March 2015	30 June 2015
Full/interim valuation	Full	Full
Valuation method adopted	Projected unit credit	Projected unit credit

Principal actuarial assumptions

Weighted average assumptions used in performing actuarial valuations determined in consultation with independent actuaries.

	South Africa		United States of America
	2015	2014	2015		2014
at valuation date	%	%	%		%
Healthcare cost inflation
Initial	7,5	7,5	7,0	*	7,0	*
Ultimate	7,5	7,5	5,5	*	5,5	*
Discount rate	8,9	9,6	3,7		3,5
Pension increase assumption	4,3	4,3	n/a		n/a
Weighted average duration of the obligation	17 years	17 years	9 years		8 years

*   The healthcare cost inflation rate in respect of the plans for the United States of America is capped. All additional future increases due to the healthcare cost inflation will be borne by the participants.

Sasol Limited group

Notes to the financial statements

Non-current liabilities

(continued)

21           Post-retirement benefit obligations continued

Reconciliation of projected benefit obligation to the amount recognised in the statement of financial position

	South Africa		United States of America		Total
	2015	2014	2015	2014	2015	2014
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm	Rm

Projected benefit obligation	4 054	3 410	249	220	4 303	3 630
Less short-term portion	(132)	(110)	(21)	(18)	(153)	(128)
Non-current post-retirement healthcare obligation	3 922	3 300	228	202	4 150	3 502

Reconciliation of the total post-retirement healthcare obligation recognised in the statement of financial position

	South Africa		United States of America		Total
	2015	2014	2015	2014	2015	2014
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm	Rm

Total post-retirement healthcare obligation at beginning of year	3 410	3 706	220	193	3 630	3 899
Reclassification to held for sale	—	(3)	—	—	—	(3)
Current service cost	60	118	7	5	67	123
Interest cost	247	374	8	7	255	381
Remeasurement losses/(gains)	415	(580)	(8)	15	407	(565)
actuarial (gains)/losses - change in demographic assumptions	—	131	(3)	—	(3)	131
actuarial losses/(gains) - change in financial assumptions	421	(701)	(4)	7	417	(694)
actuarial (gains)/losses - change in actuarial experience	(6)	(10)	(1)	8	(7)	(2)
Benefits paid	(88)	(120)	(19)	(17)	(107)	(137)
Curtailments and settlements (1)	10	(85)	—	—	10	(85)
Plan amendments	—	—	10	2	10	2
Translation of foreign operations	—	—	31	15	31	15
Total post-retirement healthcare obligation at end of year	4 054	3 410	249	220	4 303	3 630

(1)    Amount represents employees who were offered voluntary retrenchment packages in terms of the Business Performance Enhancement Programme and Response Plan initiatives.

Net post-retirement healthcare costs recognised in the income statement

	South Africa		United States of America		Total
	2015	2014	2015	2014	2015	2014
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm	Rm

Current service cost	60	118	7	5	67	123
Net interest cost	247	374	8	7	255	381
Curtailments and settlements	10	(85)	—	—	10	(85)
Plan amendments	—	—	10	2	10	2
Net periodic benefit cost	317	407	25	14	342	421

Remeasurement of the net post-retirement healthcare obligation

	South Africa		United States of America		Total
	2015	2014	2015	2014	2015	2014
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm	Rm

Actuarial (gains)/losses arising from changes in demographic assumptions	—	131	(3)	—	(3)	131
Actuarial losses/(gains) arising from changes in financial assumptions	421	(701)	(4)	7	417	(694)
Actuarial (gains)/losses arising from change in actuarial experience	(6)	(10)	(1)	8	(7)	(2)
Net remeasurement recognised in other comprehensive income	415	(580)	(8)	15	407	(565)

Sensitivity analysis

The sensitivity analysis is performed in order to assess how the post-retirement healthcare obligation would be affected by changes in the actuarial assumptions underpinning the calculation.

	South Africa		United States of America
	2015	2014	2015		2014
for the year ended 30 June	Rm	Rm	Rm		Rm
1% point change in actuarial assumptions:

Increase in the healthcare cost inflation	651	569	—	*	—	*
Decrease in the healthcare cost inflation	(586)	(460)	—	*	—	*
Increase in the discount rate	(574)	(440)	(19)		(17)
Decrease in the discount rate	646	552	23		19
Increase in the pension increase assumption	151	174	—	*	—	*
Decrease in the pension increase assumption	(258)	(196)	—	*	—	*

*            A change in the healthcare cost inflation for the United States of America will not have an effect on the above components or the obligation as the employer’s cost is capped and all future increases due to the healthcare cost inflation are borne by the participants.

The sensitivities may not be representative of the actual change in the post-retirement healthcare obligation, as it is unlikely that the changes would occur in isolation of one another, and some of the assumptions may be correlated.

Sasol Limited group

Notes to the financial statements

Non-current liabilities

(continued)

21           Post-retirement benefit obligations continued

Pension increase risk

The South African healthcare plan is linked to pension benefits paid, which are to some extent linked to inflation. Accordingly, increased inflation levels represent a risk that could increase the cost of paying the funds committed to benefits.

Measurement risk

There are important assumptions underpinning the calculation of the IAS 19 obligation. These include the healthcare cost inflation and discount rate assumptions.

Healthcare cost inflation risk: Healthcare cost inflation is CPI inflation plus two percentage points over the long-term. An increase in healthcare cost inflation will increase the obligation of the plan.

Discount rate risk: The discount rate is derived from prevailing bond yields. A decrease in the discount rate used will increase the obligation of the plan.

Other

Changes in other assumptions used could also affect the measured liabilities. There is also a regulatory risk as well as foreign funds under the jurisdiction of other countries. To the extent that governments can change the regulatory frameworks, there may be a risk that minimum benefits or minimum pension increases may be instituted, increasing the associated cost for the fund.

21.2                         Pension benefits

The group operates or contributes to defined benefit pension plans and defined contribution plans in the countries in which it operates.

Contributions by the group and in some cases the employees are made for funds set up in South Africa and the United States of America, while no contributions are made for plans established in other geographic areas like Europe.

Provisions for pension obligations are established for benefits payable in the form of retirement, disability and surviving dependent pensions. The benefits offered vary according to the legal, fiscal and economic conditions of each country.

South African operations

Background

Sasol contributes to the Sasol Pension fund (the fund), a pension fund which provides defined post-retirement and death benefits based on final pensionable salary at retirement. Prior to 1 April 1994, this pension fund was open to all employees of the group in South Africa. In 1994, all members were given the choice to voluntarily transfer to the newly established defined contribution section of the pension fund and approximately 99% of contributing members chose to transfer to the defined contribution section.  At that date the calculated actuarial surplus of approximately R1 250 million was apportioned to pensioners, members transferring to the defined contribution section and R200 million was allocated within the pension fund to an employer’s reserve.

Defined benefit option for defined contribution members

In terms of the rules of the fund, on retirement, employees employed before 1 January 2009 have an option to purchase a defined benefit pension with their member share. Should a member elect this option, the group is exposed to actuarial risk. In terms of IAS 19, the classification requirements stipulate that where an employer is exposed to any actuarial risk, the fund must be classified as a defined benefit plan.

The fund will however continue to distinguish between the different types of members based on the benefits associated with each, using the definitions provided in the South African Pension Funds Act, 1956.

Notional Pensioner Account

Within the rules of the pension fund, any excess of the current pensioner’s assets over the obligation relating to them is reserved for future benefit of the pensioners (usually in the form of pension increases). The notional pensioners account is included in the overall fund obligation for the group as it can only be used for the benefit of the pensioners. In future, any shortfall in a particular year can be funded out of this notional pensioners account. This reserve can only be utilised for the benefit of the current pensioners, however, when a defined benefit member retires, or a defined contribution member elects the option to purchase into the defined benefit fund, they will be equally entitled to any notional pensioners account at that point. Should the group’s net position ever be that of a liability, the notional pensioners account can be used to fund future pension increases if necessary. The group will only recognise a liability once the notional pensioner account has been fully utilised.

Fund assets

The assets of the fund are held separately from those of the company in a trustee administered fund, registered in terms of the South African Pension Funds Act, 1956. Included in the fund assets are 2 157 108  Sasol ordinary shares valued at R971 million at year end (2014 — 2 007 108  Sasol ordinary shares valued at R1 269 million) purchased under terms of an approved investment strategy.

Contributions

The annual pension charge is determined in consultation with the pension fund’s independent actuary and is calculated using assumptions consistent with those used at the last actuarial valuation of the pension fund. The fund assets have been valued at fair value.

The pension asset of R590 million (2014 — R487 million) in the statement of financial position represents the accumulated excess of the actual contributions paid to the pension fund in excess of the accumulated pension liability and the surplus that arose prior to 31 December 2002, to which the company is entitled in terms of the Surplus Apportionment Scheme as well as the rules of the fund.

Members of the defined benefit section are required to contribute to the pension fund at the rate of 7,5% of pensionable salary. Sasol meets the balance of the cost of providing benefits. Company contributions are based on the results of the actuarial valuation of the pension fund in terms of South African legislation and are agreed by Sasol Limited and the pension fund trustees.

Contributions, for the defined contribution section, are paid by the members and Sasol at fixed rates. Contributions to the defined contribution fund by the group for the year ended 30 June 2015 amounted to R2 018 million, comprising R1 096 million of contributions made by the employer and R922 million in respect of employees (2014 — R1 562 million, comprising R1 027 million of contributions made by the employer and R535 million in respect of employees).

Limitation of asset recognition

In December 2001, the Pension Funds Second Amendment Act (the Act) was promulgated. The Act generally provides for the payment of enhanced benefits to former members, minimum pension increases for pensioners and the apportionment of any actuarial surplus existing in the Fund, at the apportionment date, in an equitable manner between existing members including pensioners, former members and the employer in such proportions as the trustees of the fund shall determine.

In terms of the Act, the fund undertook a surplus apportionment exercise as at December 2002. The surplus apportionment exercise, and the 31 December 2002 statutory valuation of the Fund, was approved by the Financial Services Board on 26 September 2006. Payments of benefits to former members in terms of the surplus apportionment scheme have been substantially completed and an amount of R114 million (2014 — R108 million; 2013 — R104 million) has been set aside for members that have not claimed their benefits.

Based on the latest actuarial valuation of the fund and the approval of the trustees of the surplus allocation, the company has an unconditional entitlement to only the funds in the employer surplus account and the contribution reserve. The estimated surplus due to the company amounted to approximately R590 million (2014 — R487 million) and has been included in the pension asset recognised in the current year.

Membership

A significant number of employees are covered by union sponsored, collectively bargained, and in some cases, multi employer defined contribution pension plans. Information from the administrators of these plans offering defined benefits is not sufficient to permit the company to determine its share, if any, of any unfunded vested benefits.

The group occupies certain properties owned by the Sasol Pension Fund. The fair value of investment properties owned by the Sasol Pension Fund is R6 019 million as at 30 June 2015 (2014 — R5 292 million).

Sasol Limited group

Notes to the financial statements

Non-current liabilities

(continued)

21           Post-retirement benefitobligations continued

Foreign operations

Pension coverage for employees of the group’s international operations is provided through separate plans. The company systematically provides for obligations under such plans by depositing funds with trustees for those plans operating in the United States of America or by creation of accounting obligations for other plans.

Pension fund assets

The assets of the pension funds are invested as follows:

	South Africa		United States of America
	2015	2014	2015	2014
at 30 June	%	%	%	%
Equities	54	56	43	45
resources	8	12	7	8
industrials	2	3	5	6
consumer discretionary	12	11	5	2
consumer staples	12	13	4	7
healthcare	4	2	7	2
information technologies	2	1	7	12
telecommunications	3	4	1	1
financials (ex real estate)	11	10	7	7
Fixed interest	10	10	46	44
Direct property	13	14	6	6
Listed property	8	4	—	—
Cash and cash equivalents	2	3	—	—
Third party managed assets	12	12	—	—
Other	1	1	5	5
Total	100	100	100	100

The pension fund assets are measured at fair value at valuation date. The fair value of the equity has been calculated by reference to quoted prices in an active market. The fair value of property and other assets has been determined by performing market valuations and using other valuation techniques at the end of each reporting period.

Investment strategy

The investment objectives of the group’s pension plans are designed to generate returns that will enable the plans to meet their future obligations. The precise amount for which these obligations will be settled depends on future events, including the life expectancy of the plan’s members and salary inflation. The obligations are estimated using actuarial assumptions, based on the current economic environment.

The pension plans seek to achieve total returns both sufficient to meet expected future obligations as well as returns greater than their policy benchmark reflecting the target weights of the asset classes used in its targeted strategic asset allocation.

In evaluating the strategic asset allocation choices, an emphasis is placed on the long-term characteristics of each individual asset class, and the benefits of diversification among multiple asset classes. Consideration is also given to the proper long-term level of risk for the plan, particularly with respect to the long-term nature of the plan’s liabilities, the impact of asset allocation on investment results, and the corresponding impact on the volatility and magnitude of plan contributions and expense and the impact certain actuarial techniques may have on the plan’s recognition of investment experience.

The trustees target the plans’ asset allocation within the following ranges within each asset class:

	South Africa(1)		United States of America
	Minimum	Maximum	Minimum	Maximum
Asset classes	%	%	%	%
Equities
local	45	60	25	65
foreign	5	20	—	25
Fixed interest	6	20	20	65
Property	10	35	—	20
Other	—	20	—	20

(1)         Members of the scheme have a choice of four investment portfolios. The targeted allocation disclosed represents the moderate balanced investment portfolio which the majority of the members of the scheme have adopted. The total assets of the fund under these investment portfolios are R97 million, R43 759 million, R975 million and R143 million for the low portfolio, moderate portfolio, aggressive portfolio and money market portfolio, respectively. Defined benefit members’ funds are invested in the moderate balanced portfolio. The money market portfolio is restricted to pensioners only.

The trustees of the respective funds monitor investment performance and portfolio characteristics on a regular basis to ensure that managers are meeting expectations with respect to their investment approach. There are restrictions and controls placed on managers in this regard.

for the year ended 30 June	South Africa	United States of America	Europe
Last actuarial valuation	31 March 2015	30 June 2015	30 June 2015
Full/interim valuation	Full	Full	Full
Valuation method adopted	Projected unit credit	Projected unit credit	Projected unit credit

The plans have been assessed by the actuaries and have been found to be in sound financial positions.

Principal actuarial assumptions

Weighted average assumptions used in performing actuarial valuation determined in consultation with independent actuaries.

			Foreign
	South Africa		United States of America				Europe
	2015	2014	2015		2014		2015	2014
at valuation date	%	%	%		%		%	%
Discount rate	8,6	9,1	3,3		3,6		2,3	2,9
Average salary increases	7,0	7,0	4,2		4,2		2,3	2,9
Pension increase assumption	4,3	4,3	n/a	*	n/a	*	2,1	2,3
Weighted average duration of the obligation	15 years	15 years	15 years		13 years		20 years	18 years

* There are no automatic pension increases for the United States  pension plan.

Assumptions regarding future mortality are based on published statistics and mortality tables.

Sasol Limited group

Notes to the financial statements

Non-current liabilities

(continued)

21           Post-retirement benefit obligations continued

Reconciliation of the projected net pension liability/(asset) recognised in the statement of financial position

	South Africa		Foreign		Total
	2015	2014	2015	2014	2015	2014
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm	Rm
Projected benefit obligation (funded obligation)	42 473	37 310	2 446	2 241	44 919	39 551
Defined benefit portion	15 204	11 515	2 446	2 241	17 650	13 756
Defined benefit option for defined contribution members	27 269	25 795	—	—	27 269	25 795
Plan assets	(43 629)	(38 859)	(2 076)	(1 904)	(45 705)	(40 763)
Defined benefit portion	(17 747)	(13 693)	(2 076)	(1 904)	(19 823)	(15 597)
Defined benefit option for defined contribution members	(25 882)	(25 166)	—	—	(25 882)	(25 166)
Projected benefit obligation (unfunded obligation)	—	—	5 696	5 594	5 696	5 594
Asset not recognised due to asset limitation	566	1 062	—	—	566	1 062
Net liability/(asset) recognised	(590)	(487)	6 066	5 931	5 476	5 444

The obligation which arises for the defined contribution members with the option to purchase into the defined benefit fund is limited to the assets that they have accumulated until retirement date. However, after retirement date, there is actuarial risk associated with the members as full defined benefit members. Accordingly the obligation recognised for the defined contribution members exceeds their related asset.

	South Africa		Foreign		Total
	2015	2014	2015	2014	2015	2014
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm	Rm
Comprising
Pension asset (refer note 9)	(590)	(487)	—	—	(590)	(487)
Pension benefit obligation	—	—	6 066	5 931	6 066	5 931
Long-term portion	—	—	5 921	5 792	5 921	5 792
Short-term portion	—	—	145	139	145	139

Net liability/(asset) recognised	(590)	(487)	6 066	5 931	5 476	5 444

Reconciliation of projected benefit obligation (funded obligation)

	South Africa		Foreign		Total
	2015	2014	2015	2014	2015	2014
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm	Rm

Projected benefit obligation at beginning of year	37 310	32 583	2 241	1 943	39 551	34 526
Current service cost	1 110	995	131	98	1 241	1 093
Past service cost	—	—	(4)	—	(4)	—
Interest cost	3 233	2 735	68	59	3 301	2 794
Remeasurement items	3 866	2 200	131	148	3 997	2 348
actuarial losses — change in demographic assumptions	—	—	30	1	30	1
actuarial losses/(gains) — change in financial assumptions	3 866	2 200	(1)	46	3 865	2 246
actuarial losses — change in actuarial experience	—	—	102	101	102	101
Member contributions	922	535	—	1	922	536
Benefits paid	(3 844)	(1 738)	(426)	(123)	(4 270)	(1 861)
Plan amendment	—	—	—	(38)	—	(38)
Translation of foreign operations	—	—	312	153	312	153
Curtailments and settlements	(124)	—	(7)	—	(131)	—
Projected benefit obligation at end of year	42 473	37 310	2 446	2 241	44 919	39 551

Reconciliation of projected benefit obligation (unfunded obligation)

	Foreign		Total
	2015	2014	2015	2014
for the year ended 30 June	Rm	Rm	Rm	Rm

Projected benefit obligation at beginning of year	5 594	4 690	5 594	4 690
Current service cost	140	137	140	137
Past service cost	(1)	—	(1)	—
Interest cost	155	186	155	186
Remeasurement losses	332	772	332	772
actuarial losses — change in financial assumptions	391	739	391	739
actuarial (gains)/losses — change in actuarial experience	(59)	33	(59)	33
Benefits paid	(128)	(122)	(128)	(122)
Plan amendment	—	(6)	—	(6)
Translation of foreign operations	(396)	648	(396)	648
Disposal of business	—	(711)	—	(711)
Projected benefit obligation at end of year	5 696	5 594	5 696	5 594

Reimbursement right recognised at fair value(1)	227	189	227	189

(1)         Certain of the foreign defined benefit plans have reimbursement rights under contractually agreed legal binding terms that match the amount and timing of some of the benefits payable under the plan. Those benefits have a present value of R227 million (2014 — R189 million) and have been recognised in long-term receivables.

Sasol Limited group

Notes to the financial statements

Non-current liabilities

(continued)

21   Post-retirement benefit obligations continued

Reconciliation of plan assets of funded obligation

	South Africa		Foreign		Total
	2015	2014	2015	2014	2015	2014
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm	Rm

Fair value of plan assets at beginning of year	38 859	32 990	1 904	1 543	40 763	34 533
Interest income	3 373	2 730	60	48	3 433	2 778
Plan participant contributions	922	535	—	1	922	536
Employer contributions	1 096	1 027	242	126	1 338	1 153
Benefit payments	(3 844)	(1 738)	(426)	(123)	(4 270)	(1 861)
Remeasurement items	3 223	3 315	30	184	3 253	3 499
return on plan assets (excluding interest income)	3 223	3 315	30	184	3 253	3 499
Translation of foreign operations	—	—	266	125	266	125
Fair value of plan assets at end of year	43 629	38 859	2 076	1 904	45 705	40 763

Actual return on plan assets	6 596	6 045	90	232	6 686	6 277

Net periodic pension cost/(gain) recognised in the income statement

	South Africa		Foreign		Total
	2015	2014	2015	2014	2015	2014
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm	Rm
Current service cost	1 110	995	271	235	1 381	1 230
Past service cost	—	—	(5)	—	(5)	—
Net interest cost/(income)	(140)	5	163	197	23	202
Interest on asset limitation	96	—	—	—	96	—
Curtailments and settlements	(124)	—	(7)	—	(131)	—
Plan amendments	—	—	—	(44)	—	(44)
Net pension cost	942	1 000	422	388	1 364	1 388

The current service cost, past service cost and net interest cost for the year is included in employee costs in the income statement. The remeasurement of the net defined benefit liability/(asset) is included in the statement of comprehensive income.

Remeasurement of the net defined benefit liability/(asset)

	South Africa		Foreign		Total
	2015	2014	2015	2014	2015	2014
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm	Rm
Return on plan assets (excluding amounts in net interest cost)	(3 223)	(3 315)	(30)	(184)	(3 253)	(3 499)
Actuarial losses arising from changes in demographic assumptions	—	—	30	1	30	1
Actuarial losses arising from changes in financial assumptions	3 866	2 200	390	785	4 256	2 985
Actuarial losses arising from changes in actuarial experience	—	—	43	134	43	134
Changes in asset limitation	(590)	1 062	—	—	(590)	1 062
Net remeasurement recognised on net defined liability/(asset)	53	(53)	433	736	486	683
Remeasurement relating to reimbursive right	—	—	(46)	(38)	(46)	(38)
Net remeasurement recognised in other comprehensive income	53	(53)	387	698	440	645

Contributions

Funding is based on actuarially determined contributions.  The following table sets forth the projected pension contributions for the 2016 financial year.

	South Africa	Foreign
	Rm	Rm

Pension contributions	1 233	195

Sensitivity analysis

A sensitivity analysis is performed in order to assess how the post-retirement pension obligation would be affected by changes in the actuarial assumptions underpinning the calculation.

	South Africa		Foreign
	2015	2014	2015		2014
for the year ended 30 June	Rm	Rm	Rm		Rm
1% point change in actuarial assumptions:

Increase in average salaries	26	26	545		272
Decrease in average salaries	(24)	(23)	(162)		(371)
Increase in the discount rate	(1 591)	(1 549)	(1 073)		(1 260)
Decrease in the discount rate	1 917	1 858	1 882		1 479
Increase in the pension increase assumption	1 935	1 793	937	*	626	*
Decrease in the pension increase assumption	(1 641)	(1 539)	(424	)*	(628	)*

* This sensitivity analysis relates only to the Europe obligations as there are no automatic pension increases for the United States pension plan, and thus it is not one of the inputs utilised in calculating the obligation.

The sensitivities may not be representative of the actual change in the post-retirement pension obligation, as it is unlikely that the changes would occur in isolation of one another, and some of the assumptions may be correlated.

Sasol Limited group

Notes to the financial statements

Non-current liabilities

(continued)

21           Post-retirement benefit obligations continued

Investment risk

The actuarial valuation assumes certain asset returns on invested assets. If actual returns on plan assets are below the assumption, this may lead to a strain on the fund, which, over time, may lead to a plan deficit. In order to mitigate the concentration risk, the fund assets are invested across equity securities, property securities and debt securities. Given the long term nature of the obligations, it is considered appropriate that investment is made in equities and real estate to improve the return generated by the fund. These may result in improved pension benefits to members.

Pension increase risk

Benefits in these plans are to some extent linked to inflation so increased inflation levels represent a risk that could increase the cost of paying the funds committed to benefits. This risk is mitigated as pension benefits are subject to affordability.

Measurement risk

There are important assumptions underpinning the calculation of the IAS 19 obligation. These include the salary increase and discount rate assumptions.

Salary risk: An increase in the salary of plan participants will increase the plan’s liability. This risk has been limited with the closure of the defined benefit plan and the introduction of the defined contribution plan. There are now a limited number of active defined benefit members.

Discount rate risk: The discount rate is derived from prevailing bond yields. A decrease in the discount rate used will increase the obligation of the plan.

Other

Changes in other assumptions used could also affect the measured liabilities. There is also a regulatory risk as well as foreign funds under the jurisdiction of other countries. To the extent that governments can change the regulatory frameworks, there may be a risk that minimum benefits or minimum pension increases may be instituted, increasing the associated cost for the fund.

22                                  Long-term deferred income

		2015	2014
for the year ended 30 June	Note	Rm	Rm

Total deferred income		495	364
Short-term portion	27	(70)	(71)
		425	293

Amounts received in respect of emission rights to be recognised in the income statement as the rights are generated.

23                                  Deferred tax

		2015	2014
for the year ended 30 June	Note	Rm	Rm

Reconciliation
Balance at beginning of year		15 103	13 254
Acquisition of businesses	56	—	46
Current year charge		5 349	1 694
per the income statement	43	5 601	1 767
per the statement of comprehensive income	45	(252)	(73)
Reclassification from held for sale		—	10
Foreign exchange differences recognised in income statement		225	105
Translation of foreign operations	48	141	(6)
Balance at end of year		20 818	15 103

Comprising
Deferred tax assets		(1 752)	(3 143)
Deferred tax liabilities		22 570	18 246
		20 818	15 103

Deferred tax assets and liabilities are determined based on the tax status and rates of the underlying entities.

Attributable to the following tax jurisdictions
South Africa	18 756	13 249
United States of America	1 149	866
Germany	(312)	(84)
Mozambique	1 842	1 554
Other	(617)	(482)
	20 818	15 103

Deferred tax is attributable to the following temporary differences

Assets
Property, plant and equipment	627	378
Short- and long-term provisions	(1 288)	(2 349)
Calculated tax losses	(873)	(1 088)
Other	(218)	(84)
	(1 752)	(3 143)

Liabilities
Property, plant and equipment	28 034	23 698
Current assets	(407)	(1 037)
Short- and long-term provisions	(4 753)	(4 296)
Calculated tax losses	(321)	(327)
Other	17	208
	22 570	18 246

Deferred tax assets have been recognised for the carry forward amount of unused tax losses relating to the group’s operations where, among other things, taxation losses can be carried forward indefinitely and there is evidence that it is probable that sufficient taxable profits will be available in the future to utilise all tax losses carried forward.

Deferred tax assets have been recognised to the extent that it is probable that the entities will generate future taxable income against which these tax losses can be utilised. A portion of the estimated tax losses available may be subject to various statutory limitations as to its usage.

Sasol Limited group

Notes to the financial statements

Non-current liabilities

(continued)

23                                  Deferred tax continued

		2015	2014
Calculated tax losses	Note	Rm	Rm
(before applying the applicable tax rate)
Available for offset against future taxable income		25 758	21 072
Utilised against the deferred tax balance		(4 057)	(4 917)
Not recognised as a deferred tax asset		21 701	16 155

Deferred tax assets not recognised on tax losses mainly relate to Sasol’s exploration and development entities where future taxable income is uncertain.

Calculated tax losses carried forward that have not been recognised

Expiry between one and two years	—	378
Expiry between two and five years	95	41
Expiry thereafter	19 660	14 668
Indefinite life	1 946	1 068
	21 701	16 155

Unremitted earnings of foreign subsidiaries, joint operations, incorporated joint ventures and associates

Deferred tax liabilities are not recognised for the income tax effect that may arise on the remittance of unremitted earnings by foreign subsidiaries, joint operations, incorporated joint ventures and associates. It is management’s intention that, where there is no double taxation relief, these earnings will be permanently re-invested in the group.

Unremitted earnings at end of year that would be subject to dividend withholding tax	29 078	28 370
Europe	9 599	14 071
Rest of Africa	2 839	2 766
United States of America	10 860	4 686
Qatar	3 884	3 749
Other	1 896	3 098

Tax effect if remitted	1 221	1 745
Europe	607	1 066
Rest of Africa	4	4
United States of America	543	352
Other	67	323

Dividend withholding tax

Dividend withholding tax is payable at a rate of 15% on dividends distributed to shareholders. Dividends paid to companies and certain other institutions and certain individuals are not subject to this withholding tax. This tax is not attributable to the company paying the dividend but is collected by the company and paid to the tax authorities on behalf of the shareholder.

On receipt of a dividend, the company includes the dividend withholding tax on this dividend in its computation of the income tax expense in the period of such receipt.

	2015	2014
	Rm	Rm
Undistributed earnings at end of year that would be subject to dividend withholding tax withheld by the company on behalf of shareholders	159 857	142 381
Maximum withholding tax payable by shareholders if distributed to individuals	23 979	21 357

Current liabilities

		2015	2014
	Note	Rm	Rm
Liabilities in disposal groups held for sale	12	15	57
Short-term debt	24	3 331	2 637
Short-term financial liabilities	25	198	446
Short-term provisions	26	6 322	6 644
Short-term deferred income	27	397	101
Tax payable	28	905	1 097
Trade payables and accrued expenses	29	24 226	22 327
Other payables	30	5 629	5 306
Bank overdraft	17	319	379
		41 342	38 994

24                                  Short-term debt

		2015	2014
for the year ended 30 June	Note	Rm	Rm
Revolving credit facility		339	102
Bank loans		134	33
Other		61	—
Short-term debt		534	135
Short-term portion of long-term debt	18	2 797	2 502
		3 331	2 637

Reconciliation
Balance at beginning of year		135	257
Loans raised		2 686	2 346
Loans repaid		(2 280)	(2 497)
Translation of foreign operations	48	(7)	29
Balance at end of year		534	135

All short-term debt is interest bearing and bears interest at market related rates. The weighted average interest rate applicable to short-term debt for the year was approximately 2,73% (2014 —  2,72%).

Security

All short-term debt is unsecured.

Fair value of short-term debt

The carrying value of short-term external debt approximates fair value due to the short period to maturity. The fair value of the short-term portion of long-term debt is disclosed in note 18.

Sasol Limited group

Notes to the financial statements

25                                  Short-term financial liabilities

		2015	2014
for the year ended 30 June	Note	Rm	Rm
Derivative instruments
Forward exchange contracts		196	355
Commodity derivatives		—	87
		196	442
used for cash flow hedging		3	2
held for trading		193	440

Non-derivative instruments
Short-term portion of financial guarantees	19	2	4

Arising on short-term financial instruments		198	446

Short-term financial liabilities include the revaluation of out-of-the-money derivative instruments, refer note 64.

Fair value of derivative financial instruments

The fair value of derivatives is based upon market valuations.

26                                  Short-term provisions

		2015	2014
	Note	Rm	Rm

Employee provisions		54	122
Provision in respect of EGTL(1)		2 017	1 763
Restructuring provisions		193	269
Administrative penalty on Base Chemicals(2)		—	534
Other provisions		767	788
		3 031	3 476
Short-term portion of
long-term provisions	20	2 993	2 901
post-retirement benefit obligations	21	298	267
		6 322	6 644

Reconciliation
Balance at beginning of year		3 476	3 030
Disposal of businesses	57	6	(11)
Net income statement movement	51	(716)	269
Foreign exchange differences recognised in income statement		256	139
Translation of foreign operations	48	9	49
Balance at end of year		3 031	3 476

(1) A provision in respect of the fiscal arrangements relating to the Escravos GTL project amounting to US$166 million (R2 017 million) has been recognised at 30 June 2015 (2014 — R1 763 million).

(2) On 5 June 2014, the South African Competition Tribunal imposed an administrative penalty on Base Chemicals for excessive pricing on polyethylene. The Competition Appeal Court heard the matter in December 2014 and in its ruling, released on 17 June 2015, concluded that the decision of the Tribunal is set aside and that Sasol’s appeal is upheld (refer note 58.4).

27                                  Short-term deferred income

		2015	2014
for the year ended 30 June	Note	Rm	Rm
Short-term portion of long-term deferred income	22	70	71
Short-term deferred income		327	30
		397	101

Short-term deferred income relates mainly to amounts received in advance that can only be utilised on the occurrence of specific events, the sale of fuel to be recognised in income when ownership of inventory passes, as well as emission rights received to be recognised in income as the emissions are generated.

28                                  Tax paid

		2015	2014
	Note	Rm	Rm
Net amounts unpaid at beginning of year		547	1 222
Acquisition of businesses	56	—	10
Net interest and penalties on tax		3	3
Income tax per income statement	43	8 830	12 929
Reclassification to/(from) held for sale		2	(4)
Foreign exchange differences recognised in income statement		37	18
Translation of foreign operations	48	(20)	16
		9 399	14 194
Net tax receivable/(payable) per statement of financial position		658	(547)
tax payable		(905)	(1 097)
tax receivable		1 563	550

Per the statement of cash flows		10 057	13 647

Comprising
Normal tax
South Africa		7 249	10 721
Foreign		2 728	2 843
Dividend withholding tax		80	83
		10 057	13 647

Sasol Limited group

Notes to the financial statements

Current liabilities

(continued)

29                                  Trade payables and accrued expenses

	2015	2014
for the year ended 30 June	Rm	Rm
Trade payables	12 888	14 248
Capital project related payables*	5 344	2 883
Accrued expenses	1 901	1 752
Related party payables	145	67
third parties	74	15
joint ventures	71	52

	20 278	18 950
Duties payable to revenue authorities	3 636	2 679
Value added tax	312	698
	24 226	22 327

Age analysis of trade payables

Not past due date	11 590	11 585
Past due 0 – 30 days	937	2 280
Past due 31 – 150 days	270	290
Past due 151 days – one year	55	61
More than one year	36	32
	12 888	14 248

* The increase in capital project related payables relate mainly to the Lake Charles Chemical project.

No individual vendor represents more than 10% of the group’s trade payables.

Fair value of trade payables and accrued expenses

The carrying value approximates fair value because of the short period to settlement of these obligations.

30                                  Other payables

	2015	2014
	Rm	Rm
Employee related payables	4 380	4 402
Insurance related payables	238	182
Fuel related payables	301	—
Other payables	710	722
	5 629	5 306

Fair value of other payables

The carrying value approximates fair value because of the short period to maturity.

Results of operations

		2015	2014	2013
	Note	Rm	Rm	Rm
Turnover	31	185 266	202 683	169 891
Materials, energy and consumables used	32	(80 169)	(89 224)	(76 617)
Employee related expenditure	33	(22 096)	(28 569)	(22 477)
Translation (losses)/gains	34	(1 115)	798	2 892
Other operating expenses	35	(10 164)	(12 522)	(8 889)
Other operating income	36	1 367	4 309	1 763
Financial instruments income/(expenses)	37	432	(290)	64
Remeasurement items affecting profit from operations	38	(807)	(7 629)	(2 949)
Share of profits of equity accounted joint ventures, net of tax	39	2 098	3 810	1 562
Share of (losses)/profits of associates, net of tax	40	(41)	334	504
Finance income	41	1 274	1 220	669
Finance costs	42	(2 230)	(1 925)	(1 808)
Taxation	43	(14 431)	(14 696)	(12 595)

		Rand	Rand	Rand
Earnings per share	44	48,71	48,57	43,38
Dividend per share	44	18,50	21,50	19,00

		Rm	Rm	Rm
Other comprehensive income	45	3 011	4 438	7 815

31                                  Turnover

	2015	2014	2013
for the year ended 30 June	Rm	Rm	Rm

Sale of products	183 935	200 960	168 300
Services rendered	998	1 082	947
Other trading income	333	641	644
	185 266	202 683	169 891

Comprising
Within South Africa	94 954	104 365	88 239
Exported from South Africa	27 701	28 254	22 993
Outside South Africa	62 611	70 064	58 659
	185 266	202 683	169 891

Turnover generated within South Africa includes sales of products manufactured and sold, or services rendered, to customers inside South Africa. Exported from South Africa relates to sales of products manufactured in South Africa and sold elsewhere, while outside South Africa relates to goods manufactured outside South Africa, irrespective of where they are sold as well as services rendered outside South Africa.

Sasol Limited group

Notes to the financial statements

	2015	2014	2013
Business segmentation*	Rm	Rm	Rm
Mining	2 215	2 154	1 833
Exploration and Production International	2 043	2 990	2 177
Energy	75 264	84 632	71 342
Base Chemicals	36 838	42 262	41 174
Performance Chemicals	68 874	70 592	53 352
Group Functions	32	53	13
Total operations	185 266	202 683	169 891

* 2014 and 2013 have been restated to reflect the adoption of the new operating model. Refer to note 1.2.

32                                  Materials, energy and consumables used

	2015	2014	2013
for the year ended 30 June	Rm	Rm	Rm
Cost of raw materials	72 962	80 591	68 890
Cost of electricity and other consumables used in production process	7 207	8 633	7 727
	80 169	89 224	76 617

Costs relating to items that are consumed in the manufacturing process, including changes in inventories and distribution costs up until the point of sale.

33                                  Employee related expenditure

The total number of permanent and non-permanent employees, including the group’s share of employees within joint operation entities and excluding contractors, equity accounted joint ventures and associates’ employees, is analysed below:

Analysis of employee costs	2015 Rm	2014 Rm	2013 Rm
Labour	25 531	25 095	21 995
salaries, wages and other employee related expenditure	23 824	23 286	20 544
post employment benefits	1 707	1 809	1 451

Share-based payment expenses*	(1 161)	5 652	2 038
Total employee related expenditure	24 370	30 747	24 033
Costs capitalised to projects	(2 274)	(2 178)	(1 556)
	22 096	28 569	22 477

* Excludes the Sasol Inzalo refinancing share-based payment expense of R280 million.

Costs attributed to wages, salaries, allowances and overtime paid to employees occupying approved positions. Includes share-based payment expenses for the cash settled and equity-settled incentive schemes.

The total number of permanent and non-permanent employees, including the group’s share of employees within joint operation entities and excluding contractors, equity accounted joint ventures and associates’ employees, is analysed below:

	2015	2014	2013
for the year ended 30 June	Number	Number	Number
Permanent employees	30 257	32 533	32 944
Non-permanent employees	662	867	802
	30 919	33 400	33 746

The number of employees by principal location of employment is analysed as follows:

	2015	2014	2013
Business segmentation*	Number	Number	Number
Mining	7 908	8 435	8 140
Exploration and Production International	494	527	487
Energy	4 799	5 219	5 254
Base Chemicals	5 983	6 220	6 727
Performance Chemicals	6 326	6 112	5 918
Group Functions	5 409	6 887	7 220
Total operations	30 919	33 400	33 746

* 2014 and 2013 have been restated to reflect the adoption of the new operating model. Refer to note 1.2.

34                                  Translation (losses)/gains

	2015	2014	2013
for the year ended 30 June	Rm	Rm	Rm
Arising from
Forward exchange contracts	(156)	662	1 946
Trade receivables	487	408	899
Trade payables	(227)	(181)	(140)
Foreign currency loans	(865)	(1 742)	(1 966)
Other	(354)	1 651	2 153
	(1 115)	798	2 892

Business segmentation*
Mining	14	(3)	5
Exploration and Production International	(380)	(130)	(266)
Energy	(62)	(179)	(152)
Base Chemicals	202	255	964
Performance Chemicals	135	27	159
Group Functions	(1 024)	828	2 182
Total operations	(1 115)	798	2 892

* 2014 and 2013 have been restated to reflect the adoption of the new operating model. Refer to note 1.2.

Differences arising on the translation of monetary assets and liabilities from one currency into the functional currency.

Sasol Limited group

Notes to the financial statements

Results of operations

(continued)

35                                  Other operating expenses

		2015	2014	2013
for the year ended 30 June	Note	Rm	Rm	Rm
Rentals		1 114	1 141	931
Insurance		542	649	470
Computer costs		1 614	1 568	1 486
Hired labour		804	771	797
Audit remuneration		87	86	77
PricewaterhouseCoopers Inc(1)		86	48	—
KPMG Inc		—	37	76
Other		1	1	1
Restructuring costs related to our business performance enhancement programme(2)		1 525	714	98
Retrenchment packages provided for		165	269	—
Retrenchment packages settled during the year		1 002	60	—
Consultancy costs		328	320	98
System implementation costs		30	65	—

Professional fees		1 227	1 415	1 586
Sasol Polymers Competition Commission administrative penalty	58	(534)	534	—
Other		3 785	5 644	3 444
		10 164	12 522	8 889

(1)         In accordance with our auditor rotation policy, we rotated external auditors effective financial year 2014.

(2)         In addition to these costs, accelerated share-based payment expenses of R157 million (2014 – R417 million; 2013 – Rnil) and an additional R224 million (2014 – Rl48 million; 2013 – Rnil) of internal resources was allocated to the project, bringing the total spend for the year to R1 906 million (2014 – R1 279 million; 2013 – R98 million).

36                                  Other operating income

	2015	2014	2013
	Rm	Rm	Rm
Emission rights received	51	40	129
Gain on hedging activities	253	240	262
Bad debts recovered	2	5	15
Insurance proceeds	49	75	173
Rental income	157	158	105
Performance Chemicals (Wax): European Union cartel fine reduction(1)	—	2 449	—
Other	855	1 342	1 079
	1 367	4 309	1 763

(1)         On 11 July 2014, the European General Court reduced the Performance Chemicals (Wax) fine imposed in 2009 (refer note 58.4).

Income derived from trade activities other than product sales, services rendered and commission received.

37                                  Financial instruments income/(expenses)

		2015	2014	2013
for the year ended 30 June	Note	Rm	Rm	Rm
Net gain/(loss) on derivative instruments held-for-trading		472	(254)	101
revaluation of crude oil derivatives		473	(253)	102
revaluation of cross currency swaps		(1)	(1)	(1)
Impairment of trade receivables
raised during year	14	(88)	(61)	(70)
released during year	14	48	25	33
		432	(290)	64

Financial instruments income/(expenses) recognised in the income statement.

38                                  Remeasurement items affecting profit from operations

		2015	2014	2013
	Note	Rm	Rm	Rm
Effect of remeasurement items for subsidiaries and joint operations
Impairment of		2 853	6 271	2 491
property, plant and equipment	2	294	3 289	206
assets under construction	3	2 555	2 625	2 096
other intangible assets	5	3	60	118
investment in equity accounted joint venture		—	275	—
goodwill	4	—	19	48
other assets		1	3	23

Reversal of impairment of		(2 036)	(1)	(33)
property, plant and equipment	2	(294)	—	(8)
assets under construction	3	(1 727)	—	—
other intangible assets	5	(15)	—	(25)
other assets		—	(1)	—

Loss/(profit) on disposal of		317	792	(84)
property, plant and equipment		(257)	(12)	(5)
other intangible assets		164	26	6
other assets		—	31	—
investments in businesses	57	410	747	(85)

Fair value gain on acquisition of business		—	(110)	(233)
Scrapping of property, plant and equipment		174	260	235
Scrapping of assets under construction		375	374	104
Write-off of unsuccessful exploration wells	3	—	43	469
Realisation of foreign currency translation reserve	48	(876)	—	—

	51	807	7 629	2 949
Tax effect and non-controlling interest		(165)	(582)	(752)
Total remeasurement items for subsidiaries and joint operations, net of tax		642	7 047	2 197

Effect of remeasurement items for equity accounted joint ventures and associates
Gross remeasurement items		(1)	13	3 538
Tax effects		—	—	(140)
Total remeasurement items for the group, net of tax		641	7 060	5 595

Sasol Limited group

Notes to the financial statements

Results of operations

(continued)

38                                  Remeasurement items affecting profit from operations continued

	Gross	Tax	Non- controlling interest	Net
	2015	2015	2015	2015
Earnings effect of remeasurement items	Rm	Rm	Rm	Rm
Remeasurement items for subsidiaries and joint operations
Impairment of	2 853	(607)	—	2 246
property, plant and equipment	294	(111)	—	183
assets under construction	2 555	(496)	—	2 059
other intangible assets	3	—	—	3
other assets	1	—	—	1
Reversal of impairment of	(2 036)	566		(1 470)
property, plant and equipment	(294)	82	—	(212)
assets under construction	(1 727)	484	—	(1 243)
other assets	(15)	—	—	(15)
(Profit)/loss on disposal of	317	10	21	348
property, plant and equipment	(257)	57	—	(200)
other intangible assets	164	(41)	—	123
investments in businesses	410	(6)	21	425

Scrapping of property, plant and equipment	174	(45)	—	129
Scrapping of assets under construction	375	(110)	—	265
Realisation of foreign currency translation reserve	(876)	—	—	(876)
	807	(186)	21	642
Remeasurement items for equity accounted joint ventures and associates
Profit on sale of intangible assets	(1)	—	—	(1)
	(1)	—	—	(1)
Total remeasurement items for the group	806	(186)	21	641

Impairment/reversal of impairments

The group’s non-financial assets, other than inventories and deferred tax assets, are reviewed for impairment at each reporting date or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Recoverable amounts are estimated for individual assets or, where an individual asset cannot generate cash inflows independently, the recoverable amount is determined for the larger cash generating unit to which it belongs.

On 1 July 2014, we implemented our new operating model which organises our businesses along a single value chain. Simultaneously, we confirmed the composition of our cash generating units. Refer to our accounting policies for further details.

Value-in-use calculations

The recoverable amount of the assets reviewed for impairment is determined based on value-in-use calculations. Key assumptions relating to this valuation include the discount rate and cash flows used to determine the value-in-use. Future cash flows are estimated based on financial budgets approved by management covering a three, five and ten year period and are extrapolated over the useful life of the assets to reflect the long-term plans for the group using the estimated growth rate for the specific business or project. The estimated future cash flows and discount rates used are post-tax, based on an assessment of the current risks applicable to the specific entity and country in which it operates. Discounting post-tax cash flows at a post-tax discount rate yields the same result as discounting pre-tax cash flows at a pre-tax discount rate, assuming there are no significant temporary tax differences.

Management determines the expected performance of the assets based on past performance and its expectations of market development. The weighted average growth rates used are consistent with the increase in the geographic segment long-term Producer Price Index. Estimations are based on a number of key assumptions such as volume, price and product mix which will create a basis for future growth and gross margin. These assumptions are set in relation to historic figures and external reports on market growth. If necessary, these cash flows are then adjusted to take into account any changes in assumptions or operating conditions that have been identified subsequent to the preparation of the budgets.

The weighted average cost of capital rate (WACC) is derived from a pricing model based on credit risk and the cost of the debt. The variables used in the model are established on the basis of management judgement and current market conditions. Management judgement is also applied in estimating the future cash flows of the cash generating units. These values are sensitive to the cash flows projected for the periods for which detailed forecasts are not available and to the assumptions regarding the long-term sustainability of the cash flows thereafter.

Main assumptions used for value-in-use calculations

		2015	2014	2013
Long-term average crude oil price (Brent) (nominal)	US$/bbl	94,57	109,40	113,80
Long-term average gas price (Henry Hub), excluding margins (real)	US$/mmbtu	4,40	5,49	5,60
Long-term average rand/US$ exchange rate		13,26	10,39	10,17

		South Africa	United States of America	Europe	Canada
		%	%	%	%

Growth rate — long-term Producer Price Index (PPI)	2015	5,70	1,40	1,40	1,40
Weighted average cost of capital (WACC)	2015	12,95	8,00	8,00 — 9,35	8,00
Discount rate — risk adjusted	2015	12,95	8,00	8,00 — 9,35	9,80

Growth rate — long-term Producer Price Index (PPI)	2014	6,00	1,60	0,90	1,60
Weighted average cost of capital (WACC)	2014	12,95	8,00	8,00 — 11,20	8,00
Discount rate — risk adjusted	2014	12,95	8,00	8,00 — 11,20	8,00

Sensitivity to changes in assumptions

Management has considered the sensitivity of the value-in-use calculations to various key assumptions such as crude oil and gas prices, commodity prices and exchange rates. These sensitivities have been taken into consideration in determining the required impairments and reversals of impairments. The following assets are particularly impacted by changes in key assumptions:

Sasol Canada — Shale gas assets

With regards to the impairment recognised in respect of the Sasol Canada shale gas assets in 2015, the value-in-use calculation is particularly sensitive to changes in the gas price, estimated ultimate recovery factor as well as changes in drilling and completion costs. These variables are interdependent and accordingly a 5% change in any of these variables could change the recoverable amount by CAD210 million — CAD315 million. Some of these factors are within the control of management and are monitored closely to minimise the impact of potential impairments. The gas price however is driven by global macroeconomics and hence cannot be controlled by management. We continue to monitor this asset for further impairments or signs of recovery indicating a reversal of impairment.

Sasol Limited group

Notes to the financial statements

Results of operations

(continued)

38                                  Remeasurement items affecting profit from operations continued

Performance Chemicals — Fischer-Tropsch wax expansion project

With regards to the reversal of impairment recognised in respect of the Performance Chemicals wax business in 2015, the Fischer-Tropsch wax expansion project (FTWEP) is particularly sensitive to changes in the US dollar exchange rate. A 10 cents change in the US dollar exchange rate would change the recoverable amount by approximately R164 million.

Significant impairments of assets in 2015

		Property, plant and equipment	Assets under construction	Other intangible assets	Other assets	Total
	Business	2015	2015	2015	2015	2015
Cash generating unit	segmentation	Rm	Rm	Rm	Rm	Rm

Shale gas assets in Canada	Exploration and Production International	—	1 296	—	—	1 296
Etame asset in Gabon	Exploration and Production International	238	1 093	—	—	1 331
Southern Africa wax assets	Performance Chemicals	(294)	(1 727)	—	—	(2 021)
Other	Various	56	166	(12)	1	211
		—	828	(12)	1	817

Significant impairments of assets in 2015

Impairment of shale gas assets in Canada

In June 2015, we impaired our shale gas assets in Canada by R1,3 billion (CAD 133 million) mainly due to the poor economic market conditions in Canada which resulted in a 19% decline in gas prices compared to the prior year. A value-in-use calculation was performed using management’s best estimate of the discounted cash flows. This impairment is in addition to the impairment of R5,3 billion recognised in 2014.

Variability in macroeconomic factors and project risk were adjusted for in the discount rate, and accordingly a risk adjusted discount rate of 9,8% was used. This is higher than the risk-free discount rate of 8% utilised in prior periods, due to risk factors which were adjusted for in the discounted cash flows rather than in the discount rate. We believe that given the volatility in gas prices and the stage of development of the asset, it is more prudent to adjust the discount rate rather than the cash flows.  The risk-adjusted discount rate is a commonly used valuation method for similar assets in Canada.

The asset is particularly sensitive to changes in the gas price and any further deterioration of the gas price could result in further impairments (refer sensitivities above). We do however continue to see the strategic longer term value in the investment and remain committed to developing the asset in conjunction with our partner Progress Energy.

Impairment of Etame asset in Gabon

In December 2014, an impairment of R1,3 billion (US$115 million) was recognised,  mainly due to the low oil price environment. A value in use calculation was performed using management’s best estimate of the discounted cash flows with appropriate risk adjustments for macroeconomic factors and project risk. The discount rate used of 10,20% is an appropriate discount rate for Gabonese based cash flows. This rate remained unchanged from the previous period.

Reversal of impairments in Performance Chemicals Southern Africa wax assets

In 2013, Sasol impaired the FTWEP project by R2,0 billion mainly due to the volatile macroeconomic environment and increased costs relating to construction delays and poor labour productivity. In 2015, Phase 1 of the FTWEP project reached beneficial operation and Phase 2 is expected to reach beneficial operation in January 2017. Accordingly , an impairment test was performed using a value-in-use calculation and the results thereof indicated a full reversal of impairment of R2,0 billion. This recovery was largely based on the extension of the useful life of the assets from 2029 to 2034 and the weaker long term rand/US dollar exchange rate. Various sensitivities were performed to test the robustness of the calculation and the results thereof indicated that the reversal of impairment would be sustainable. The discount rate used to calculate the value-in-use was 12,95%.

Significant impairments of assets in 2014

Impairment of shale gas assets in Canada

In December 2013, we impaired our shale gas assets in Canada by R5,3 billion (CAD540 million) mainly due to the decline in gas prices in North America and a decline in value of recent market transactions for similar assets in the Montney region. A value in use calculation was performed using management’s best estimate of the discounted cash flows with appropriate risk adjustments for the macroeconomic factors and project risk.  The discount rate used in the calculation of the value-in-use is 8%, as is appropriate for a Canadian based cash flow. This rate has remained unchanged from the rate used in the previous estimate of the value in use of these assets.

Impairment of long-term licences in Botswana

We performed an impairment review of our 50% interest in prospecting licences held in Botswana. The results of the exploration work programme indicated that no further technical, commercial or strategic value could be extracted from these licences and it was highly unlikely that any additional study work on these licences would improve the commercial viability. Accordingly, the capitalised costs amounting to R95 million (US$9 million) were impaired.

Impairment of Solvents Germany assets

High feedstock prices, poor demand and high energy costs burdened our assets in Solvents Germany. Accordingly, we decided to dispose of these assets and consequently recognised an impairment of R466 million (EUR32 million) in December 2013, based on managements assessment of the fair value less costs of disposal. The sales transaction was completed on 31 May 2014 when merger control approval was obtained from the relevant authorities. Refer note 57.

Impairment of investment in Uzbekistan

In 2013, based on the reprioritisation of our capital projects, the Sasol Limited board approved a decrease in Sasol’s shareholding in the Uzbekistan GTL project from 44,5% to 25,5%. Accordingly, the investment in Uzbekistan GTL was evaluated for impairment at 30 June 2014. The valuation was performed using a risk probability method, based on the likely amount that would be received in terms of the contract from a market participant. Based on the results of the valuation model, an impairment of R275 million was recognised.

Significant impairments of assets in 2013

Performance Chemicals — Sasol Wax South Africa

In 2009, the Sasol Limited board approved the construction of the Fischer-Tropsch wax expansion project (FTWEP) with an estimated end of job cost of R8,3 billion which is part of the Performance Chemicals Wax South Africa cash generating unit. Due to the volatile macroeconomic environment and increased costs relating primarily to construction delays and poor labour productivity, an impairment review was performed during 2013. After a robust reassessment of the FTWEP project economics, Performance Chemicals Wax South Africa was impaired by R2,0 billion at 30 June 2013 based on the value-in-use being lower than the carrying value. The discount rate used to calculate the value-in-use was 12,95%.

Base Chemicals — Investment in ASPC joint venture

ASPC was a 50% joint venture of Sasol Polymers International Investments situated in Iran. Due to the volatile political environment and on-going economic sanctions against Iran coupled with operational risks and management’s intention to dispose of the asset, an impairment review was performed based on the business model during 2013.

On 25 November 2011, the Sasol Limited board approved the commencement of negotiations to sell Sasol’s share in ASPC and at 30 June 2013 the investment in the ASPC joint venture was classified as held for sale. Based on the indicative offer received in the memorandum of understanding signed with a purchaser at the time, an impairment of R3,6 billion was recognised in 2013.

Sasol Limited group

Notes to the financial statements

Results of operations

(continued)

39                                  Share of profits of equity accounted joint ventures, net of tax

		2015	2014	2013
for the year ended 30 June	Note	Rm	Rm	Rm
Profit before tax		2 205	3 871	1 520
Taxation		(107)	(61)	42
	7	2 098	3 810	1 562

Remeasurement items, net of tax		1	(13)	(3 459)

Dividends received from equity accounted joint ventures	7	2 319	4 380	5 031

Business segmentation*
Mining		(5)	—	(1)
Energy		1 941	3 710	2 695
Base Chemicals		162	100	(1 186)
Performance Chemicals		—	—	54
Total operations		2 098	3 810	1 562

* 2014 and 2013 have been restated to reflect the adoption of the new operating model. Refer to note 1.2.

40                                  Share of (losses)/profits of associates, net of tax

Profit before tax		128	441	658
Taxation		(169)	(107)	(154)
	8	(41)	334	504

Remeasurement items, net of tax		—	—	61

Dividends received from associates	8	493	337	384

Business segmentation*
Energy		(518)	8	3
Base Chemicals		500	350	517
Performance Chemicals		—	1	—
Group Functions		(23)	(25)	(16)
Total operations		(41)	334	504

* 2014 and 2013 have been restated to reflect the adoption of the new operating model. Refer to note 1.2.

41                                  Finance income

Dividends received from investments available-for-sale outside South Africa	53	46	38	24

Interest received	53	1 189	1 170	642
South Africa		930	793	423
outside South Africa		259	377	219

Notional interest received		39	12	3
		1 274	1 220	669

Interest received on
investments available-for-sale		13	16	4
investments held-to-maturity		7	12	22
loans and receivables		216	359	209
cash and cash equivalents		953	783	407
		1 189	1 170	642

42                                  Finance costs

		2015	2014	2013
for the year ended 30 June	Note	Rm	Rm	Rm
Bank overdraft		18	29	17
Debt		1 333	810	623
Preference share dividends		1 034	793	771
Finance leases		93	64	50
Other		32	84	78
		2 510	1 780	1 539
Amortisation of loan costs		113	59	13
Notional interest	20	725	616	556
Total finance costs		3 348	2 455	2 108
Amounts capitalised to assets under construction	3	(1 118)	(530)	(300)

Income statement charge		2 230	1 925	1 808

Total finance costs comprise
South Africa		2 158	1 741	1 812
Outside South Africa		1 190	714	296
		3 348	2 455	2 108

Total finance costs before amortisation of loan costs and notional interest		2 510	1 780	1 539
Less interest accrued on long-term debt	18	(408)	(1 276)	(989)
Less interest paid on tax payable		(5)	(5)	(27)
Per the statement of cash flows		2 097	499	523

43                                  Taxation

South African normal tax		5 673	10 717	9 289
current year		6 036	10 756	9 349
prior years		(363)	(39)	(60)

Dividend withholding tax		80	82	69

Foreign tax		3 077	2 130	1 979
current year		3 101	2 184	1 968
prior years		(24)	(54)	11

Income tax	28	8 830	12 929	11 337

Deferred tax — South Africa	23	5 425	1 256	1 278
current year		5 521	1 248	1 237
prior years		(96)	8	41

Deferred tax — foreign	23	176	511	(20)
current year		152	532	(19)
prior years		28	(10)	1
recognition of deferred tax assets*		—	(14)	(14)
tax rate change		(4)	3	12

		14 431	14 696	12 595

*  Included in the charge per the income statement is the recognition of an amount of Rnil (2014 – R14 million; 2013 – R14 million) relating to a deferred tax asset not previously recognised due to the uncertainty previously surrounding the utilisation thereof in future years.

Sasol Limited group

Notes to the financial statements

Results of operations

(continued)

		2015	2014	2013
for the year ended 30 June	Note	Rm	Rm	Rm
Business segmentation*
Mining		1 155	640	617
Exploration and Production International		438	809	711
Energy		5 253	7 889	6 892
Base Chemicals		2 932	2 195	1 352
Performance Chemicals		3 488	2 847	1 690
Group Functions		1 165	316	1 333
Total operations		14 431	14 696	12 595

*  2014 and 2013 have been restated to reflect the adoption of the new operating model. Refer to note 1.2.

	2015	2014	2013
	%	%	%
Reconciliation of effective tax rate
The table below shows the difference between the South African enacted tax rate (28%) compared to the tax rate in the income statement.
Total income tax expense differs from the amount computed by applying the South African normal tax rate to profit before tax. The reasons for these differences are:
South African normal tax rate	28,0	28,0	28,0
Increase in rate of tax due to
disallowed preference share dividend	0,5	0,5	0,5
disallowed expenditure	1,6	3,2	2,8
disallowed share-based payment expenses	0,1	0,2	0,2
disallowed expenditure on Base Chemicals Competition Commission administrative penalty	—	0,3	—
different tax rates	2,0	1,9	1,2
tax losses not recognised	3,4	4,0	2,1
other adjustments	0,2	0,4	1,0
	35,8	38,5	35,8
Decrease in rate of tax due to
exempt income**	(0,9)	(2,2)	(0,8)
share of profits of equity accounted joint ventures and associates	(1,3)	(2,8)	(1,0)
utilisation of tax losses	—	—	(1,2)
exempt income on reversal of Base Chemicals Competition Commission administrative penalty	(0,3)	—	—
prior year adjustments	(1,0)	(0,2)	—
other adjustments	(0,6)	(0,7)	(1,1)
Effective tax rate	31,7	32,6	31,7

**                  The increase in exempt income during 2014 relates to the reduction of the fine imposed on Performance Chemicals (Wax) by the European Union in 2008.

44                                  Earnings and dividends per share

Earnings per share (EPS) is derived by dividing attributable earnings by the weighted average number of shares, after taking the share repurchase programme and the Sasol Inzalo share transaction into account.  Appropriate adjustments are made in calculating diluted, headline and diluted headline earnings per share.

Diluted earnings per share (DEPS) reflect the potential dilution that could occur if all of the group’s outstanding share options were exercised and the effects of all dilutive potential ordinary shares resulting from the Sasol Inzalo share transaction. The number of shares outstanding is adjusted to show the potential dilution if employee share options and Sasol Inzalo share rights are converted into ordinary shares and the ordinary shares that will be issued to settle the A and B preference shares in the Sasol Inzalo share transaction.

44                                  Earnings and dividend per share continued

	Number of shares
	2015	2014	2013
for the year ended 30 June	million	million	million

Weighted average number of shares	610,1	609,0	605,7
Potential dilutive effect of outstanding share options	0,1	0,4	1,1
Potential dilutive effect of Sasol Inzalo transaction*	—	11,4	—
Diluted weighted average number of shares for DEPS	610,2	620,8	606,8
Potential dilutive effect of Sasol Inzalo transaction*	—	—	7,7
Diluted weighted average number of shares for diluted Headline EPS	610,2	620,8	614,5

*  The Sasol Inzalo transaction is anti-dilutive for EPS and Headline EPS in 2015. In 2013, the Sasol Inzalo transaction was anti-dilutive for EPS.

The diluted weighted average number of shares in issue does not include the effect of ordinary shares issuable upon the conversion of Sasol Inzalo share rights in respect of The Sasol Inzalo Employee Trust and The Sasol Inzalo Management Trust, as their effect was not dilutive for 2015, 2014 and 2013.

		2015	2014	2013
	Note	Rm	Rm	Rm

Diluted earnings is determined as follows
Earnings attributable to owners of Sasol Limited		29 716	29 580	26 274
Finance costs on potentially dilutive shares relating to the Sasol Inzalo share transaction*		—	386	—
Diluted earnings		29 716	29 966	26 274

*  The Sasol Inzalo transaction is anti-dilutive for EPS in 2015 and 2013.

Headline earnings is determined as follows

Earnings attributable to owners of Sasol Limited		29 716	29 580	26 274
Adjusted for
Effect of remeasurement items for subsidiaries and joint operations	38	642	7 047	2 197
gross remeasurement items	38	807	7 629	2 949
tax effects and non-controlling interests	38	(165)	(582)	(752)
Effect of remeasurement items for equity accounted joint ventures and associates		(1)	13	3 398
gross remeasurement items	38	(1)	13	3 538
tax effects	38	—	—	(140)

Headline earnings		30 357	36 640	31 869
Finance costs on potentially dilutive shares relating to the Sasol Inzalo share transaction**		—	386	405
Diluted headline earnings		30 357	37 026	32 274

** The Sasol Inzalo transaction is anti-dilutive for Headline EPS in 2015.

Sasol Limited group

Notes to the financial statements

Results of operations

(continued)

	2015	2014	2013
for the year ended 30 June	Rm	Rm	Rm
Earnings attributable to owners of Sasol Limited
Basic earnings per share	48,71	48,57	43,38
Diluted earnings per share	48,70	48,27	43,30

Headline earnings
Headline earnings per share	49,76	60,16	52,62
Diluted headline earnings per share	49,75	59,64	52,53

Dividends per share
Ordinary shares of no par value
interim	7,00	8,00	5,70
final*	11,50	13,50	13,30
	18,50	21,50	19,00

*  Declared subsequent to 30 June 2015 and has been presented for information purposes only. No accrual regarding the final dividend has been recognised.

45                                  Other comprehensive income

		2015	2014	2013
	Note	Rm	Rm	Rm
Components of other comprehensive income
Effect of translation of foreign operations		3 590	4 477	8 114
translation of foreign operations		4 483	4 151	8 107
realisation of foreign currency translation reserve		(893)	326	7

Effect of cash flow hedges		—	(66)	78
(losses)/gains on effective portion of cash flow hedges		(5)	(26)	46
gains/(losses) on cash flow hedges transferred to hedged items		5	(40)	32

Fair value of investments available-for-sale		16	34	(17)

Remeasurements on post-retirement benefit obligations		(847)	(80)	(497)
Tax on other comprehensive income	23	252	73	137
Other comprehensive income for year, net of tax		3 011	4 438	7 815

Except for the actuarial gains and losses on post-retirement benefit obligations, the components of other comprehensive income can be subsequently reclassified to the income statement.

45                                  Other comprehensive income continued

	Gross	Tax	Non- controlling interest	Net
for the year ended 30 June	Rm	Rm	Rm	Rm
Tax and non-controlling interest on other comprehensive income
2015
Translation of foreign operations	4 483	—	(5)	4 478
Realisation of foreign currency translation reserve	(893)	—	—	(893)
Loss on effective portion of cash flow hedges	(5)	—	1	(4)
Gain on cash flow hedges transferred to hedged items	5	(2)	1	4
Gain on fair value of investments	16	—	(2)	14
Remeasurements on post-retirement benefit obligations	(847)	254	5	(588)
Other comprehensive income	2 759	252	—	3 011
2014
Translation of foreign operations	4 151	—	(8)	4 143
Realisation of foreign currency translation reserve	326	—	—	326
Loss on effective portion of cash flow hedges	(26)	17	1	(8)
Loss on cash flow hedges transferred to hedged items	(40)	—	—	(40)
Gain on fair value of investments	34	(2)	(1)	31
Remeasurements on post-retirement benefit obligations	(80)	58	(8)	(30)
Other comprehensive income	4 365	73	(16)	4 422
2013
Translation of foreign operations	8 107	—	(16)	8 091
Realisation of foreign currency translation reserve	7	—	—	7
Gain on effective portion of cash flow hedges	46	(21)	(3)	22
Gain on cash flow hedges transferred to hedged items	32	—	—	32
Loss on fair value of investments	(17)	(1)	—	(18)
Remeasurements on post-retirement benefit obligations	(497)	159	3	(335)
Other comprehensive income	7 678	137	(16)	7 799

Sasol Limited group

Notes to the financial statements

Equity structure

Note
Share capital	46
Share-based payment reserve	47
Foreign currency translation reserve	48
Share repurchase programme	49

46                                            Share capital

Our issued share capital comprises of the following:

	2015	2014
	Rm	Rm
Issued share capital (as per statement of changes in equity)	29 228	29 084

Number of shares
	2015	2014
Authorised
Sasol ordinary shares of no par value	1 127 690 590	1 127 690 590
Sasol preferred ordinary shares of no par value	28 385 646	28 385 646
Sasol BEE ordinary shares of no par value	18 923 764	18 923 764
	1 175 000 000	1 175 000 000

Issued
Shares issued at beginning of year	678 935 812	677 186 362
Issued in terms of the Sasol Share Incentive Scheme	544 550	1 749 450
Shares issued at end of year	679 480 362	678 935 812

Comprising
Sasol ordinary shares of no par value	651 094 716	650 550 166
Sasol preferred ordinary shares of no par value	25 547 081	25 547 081
Sasol BEE ordinary shares of no par value	2 838 565	2 838 565
	679 480 362	678 935 812

Held in reserve
Allocated to the Sasol Share Incentive Scheme	306 900	858 950
Unissued shares	495 212 738	495 205 238
Sasol ordinary shares of no par value	476 288 974	476 281 474
Sasol preferred ordinary shares of no par value	2 838 565	2 838 565
Sasol BEE ordinary shares of no par value	16 085 199	16 085 199

	495 519 638	496 064 188

Conditions attached to share classifications

The Sasol ordinary shares issued have no conditions attached to them.

The Sasol preferred ordinary shares have voting rights attached to them and will be Sasol ordinary shares at the end of the term of the Sasol Inzalo share transaction. The Sasol preferred ordinary shares rank pari passu with the Sasol ordinary shares and differ only in the fact that they are not listed and trading is restricted.

Further, the Sasol preferred ordinary shares carry a cumulative preferred dividend right where a dividend has been declared during the term of the Sasol Inzalo share transaction, with the dividends set out as follows:

•        R16,00 per annum for each of the three years until 30 June 2011;

•        R22,00 per annum for the next three years until 30 June 2014; and

•        R28,00 per annum for the last four years until 30 June 2018.

With effect from 1 April 2012, the Sasol preferred ordinary share dividend has been grossed up by 10% in accordance with contractual obligations. The revised dividend is as follows for the remaining years:

•        R24,20 per annum for the next two years until 30 June 2014; and

•        R30,80 per annum for the last four years until 30 June 2018.

The Sasol BEE ordinary shares have voting rights attached to them and will be Sasol ordinary shares at the end of the term of the Sasol Inzalo share transaction. The Sasol BEE ordinary shares rank pari passu with the Sasol ordinary shares and differ only in the fact that they are listed on the BEE segment of the JSE main board and trading is restricted.

The Sasol BEE ordinary shares receive dividends per share simultaneously with, and equal to, the Sasol ordinary shares.

47                                  Share-based payments

		2015	2014	2013
for the year ended 30 June	Note	Rm	Rm	Rm

During the year the following share-based payment expenses were recognised in the income statement relating to share-based payment arrangements that existed:

Equity settled — recognised directly in equity	51	501	267	374
Sasol Share Incentive Scheme	47.1	—	—	2
Sasol Inzalo share transaction(1)	47.2	501	267	372

Cash settled — recognised in long—term provisions
Sasol Share Appreciation Rights Scheme		(1 634)	3 268	941
Share Appreciation Rights with no corporate performance targets	47.3.1	(436)	1 073	234
Share Appreciation Rights with corporate performance targets	47.3.2	(1 198)	2 195	707
Sasol Long-term Incentive Scheme	47.4	252	2 117	723
		(881)	5 652	2 038

(1)         Included in the equity settled share-based payment charge is a once-off charge of R280 million relating to the partial refinancing of the Sasol Inzalo transaction, The refinancing was accounted for as a modification to the equity settled share-based payment arrangement.

Sasol’s share price decreased by 29% over the financial year to a closing price on 30 June 2015 of R450,00. This resulted in a substantial year-on-year reduction in long-term employee cash settled share-based payment expense of R6,8 billion.

Sasol Limited group

Notes to the financial statements

Equity structure

(continued)

47                                  Share capital continued

Share options and share rights available for allocation

The maximum number of rights to be issued under the Sasol Share Appreciation Rights Scheme and the Sasol Long-term Incentive Scheme shall not at any time exceed 69 million shares/rights, representing 10% of Sasol Limited’s issued share capital immediately after the Sasol Inzalo share transaction.

Number of share options/rights
at 30 June	2015	2014	2013

Share options
Share options allocated	306 900	858 950	2 619 500

Share Appreciation rights granted	15 736 064	17 228 765	22 041 865
Long-term Incentive rights granted	5 688 899	5 471 757	4 362 022
Share Rights available for allocation	47 268 137	45 440 528	39 976 613
	68 693 100	68 141 050	66 380 500

Total share options and share rights available for allocation	69 000 000	69 000 000	69 000 000

Equity-settled share incentive schemes

47.1  The Sasol Share Incentive Scheme

In 1988, the shareholders approved the implementation of the Sasol Share Incentive Scheme, which is aimed at recognising the contributions of senior staff and to retain key employees.

Allocations are linked to the performance of both the group and the individual. Options are granted for a period of nine years and vest as follows:

2 years — 1st third

4 years — 2nd third

6 years — final third

The offer price of these options equals the closing market price of the underlying shares on the trading day immediately preceding the granting of the option. These options are settled by means of the issue of Sasol ordinary shares of no par value by Sasol Limited. The fair value of the equity settled expense is calculated at grant date.

Following the introduction of the Sasol Share Appreciation Rights Scheme in March 2007, no further options were issued in terms of the Sasol Share Incentive Scheme. The last tranche of options vested in December 2012.

It is group policy that employees should not deal in Sasol Limited securities for the periods from 1 January for half year end and 1 July for year end until two days after publication of the results and at any other time during which they have access to price sensitive information.

Movements in the number of options outstanding	Number of share options	Weighted average option price
Balance at 30 June 2012	6 605 600	110,05
Options converted to shares	(3 975 500)	(182,86)
Options lapsed	(10 600)	(169,54)
Balance at 30 June 2013	2 619 500	220,32
Options converted to shares	(1 749 450)	(213,41)
Options lapsed	(11 100)	(125,06)
Balance at 30 June 2014	858 950	235,63
Options converted to shares	(544 550)	(233,84)
Options lapsed	(7 500)	(218,81)
Balance at 30 June 2015	306 900	239,20

	2015	2014	2013
for the year ended 30 June	Rand	Rand	Rand
Average market price of options exercised during year	465,93	538,44	409,32
Average fair value of share options vested during year	—	—	76,62

	2015	2014	2013
	Rm	Rm	Rm
Total intrinsic value of share options exercised during year	126	569	900
Share-based payment expense recognised*	—	—	2

*  The last tranche of share options vested in December 2012. Accordingly no further share-based payment will be recognised.

There was no income tax recognised as a consequence of Sasol Share Incentive Scheme.

	Number	Weighted average option	Total intrinsic value	Weighted average remaining life
Range of exercise prices	of shares	Rand	Rm	Years
Details of unimplemented share options granted and vested up to 30 June 2015
R210,01 – R240,00	204 500	232,38	45	—
R240,01 – R270,00	95 200	251,15	19	—
R270,01 – R300,00	7 200	274,99	1	—
	306 900	239,20	65	—

Sasol Limited group

Notes to the financial statements

Equity structure

(continued)

47                                  Share capital continued

47.2                        The Sasol Inzalo share transaction

In May 2008, the shareholders approved the Sasol Inzalo share transaction, a broad-based black economic empowerment (BEE) transaction, which resulted in the transfer of beneficial ownership of 10% (63,1 million shares) of Sasol Limited’s issued share capital before the implementation of this transaction to its employees and a wide spread of BEE participants. The transaction was introduced to assist Sasol, as a major participant in the South African economy, in meeting its empowerment objectives.

		%	Value of shares issued
Components of the transaction	Note	allocated	Rm

The Sasol Inzalo Employee Trust and The Sasol Inzalo Management Trust	i	4,0	9 235
The Sasol Inzalo Foundation	ii	1,5	3 463
Selected Participants	iii	1,5	3 463
Black Public Invitations	iv	3,0	6 927
		10,0	23 088

		Share-based payment expense recognised(1)
		2015	2014	2013
	Note	Rm	Rm	Rm

Black Public Funded Invitation(1)		280	—	—
The Sasol Inzalo Employee Trust and The Sasol Inzalo Management Trust(2)	i	221	267	372
		501	267	372

(1)         Includes a share-based payment expense of R280 million relating to the partial refinancing of the Sasol Inzalo transaction (2014 — Rnil; 2013 — Rnil).

(2)         The unrecognised share-based payment expense related to non-vested Employee and Management Trusts’ share rights, expected to be recognised over a weighted average period of 0,95 years amounted to R234 million at 30 June 2015 (2014 — R454 million; 2013 — R721 million).

i             The Sasol Inzalo Employee Trust and The Sasol Inzalo Management Trust (the Trusts)

On 3 June 2008, staff members that were South African residents or who were migrant workers that did not participate in the Sasol Share Incentive Scheme and the Sasol Share Appreciation Rights Scheme participated in The Sasol Inzalo Employee Trust (Employee Scheme), while all senior black staff that are South African residents participated in The Sasol Inzalo Management Trust (Management Scheme).

The share rights which, subject to the scheme rules, entitle the employees from the inception of the scheme to receive Sasol ordinary shares at the end of ten years, vest according to unconditional entitlement as follows:

•        after three years: 30%

•        thereafter: 10% per year until maturity

Participants in the Employee Scheme were granted share rights to 850 Sasol ordinary shares. The allocation of the shares in the Management Scheme was based on seniority and ranged from 5 000 to 25 000. Of the allocated shares 12% was set aside for new employees appointed during the first five years of the transaction. On resignation, within the first three years from the inception of the transaction, share rights granted were forfeited. For each year thereafter, 10% of such share rights will be forfeited for each year or part thereof remaining until the end of the transaction period. On retirement, death or retrenchment the rights will remain with the participant, or its estate.

The fair value of the equity settled share-based payment expense is calculated at grant date and expensed over the vesting period of the share rights.

The Sasol ordinary shares were issued to the Trusts, funded by contributions from Sasol, which collectively subscribed for 25,2 million Sasol ordinary shares at an issue price of R366,00 per share, with a nominal value of R0,01 per share, subject to pre-conditions regarding the right to receive only 50% of ordinary dividends paid on ordinary shares and Sasol’s right to repurchase a number of shares at a nominal value of R0,01 per share at the end of year ten in accordance with a pre-determined formula. The participant has the right to all ordinary dividends received by the Trusts for the duration of the transaction. The difference between the issue price and the nominal value was funded by Sasol Limited company, and is reflected as a long-term financial asset on the standalone balance sheet. An impairment of R5 468 million was recognised at a standalone level in 2015. Refer to note 4 of the Sasol Limited company financial statements.

After Sasol has exercised its repurchase right and subject to any forfeiture of share rights, each participant will receive a number of Sasol ordinary shares in relation to their respective share rights.

Any shares remaining in the Trusts after the distribution to participants may be distributed to The Sasol Inzalo Foundation.

ii         The Sasol Inzalo Foundation

On 3 June 2008, The Sasol Inzalo Foundation, which was incorporated as a trust registered as a public benefit organisation, subscribed for 9,5 million Sasol ordinary shares at an issue price of R366,00 per share, with a nominal value of R0,01 per share. The difference between the issue price and the nominal value was funded by Sasol Limited company, and is reflected as a long-term financial asset on the standalone balance sheet. An impairment of R1 646 million was recognised at a standalone level in 2015. Refer to note 4 of the Sasol Limited company financial statements.

The primary focus of The Sasol Inzalo Foundation is skills development and capacity building of black South Africans, predominantly in the fields of mathematics, science and technology.

The conditions of subscription for Sasol ordinary shares by The Sasol Inzalo Foundation includes the right to receive dividends equal to 5% of the ordinary dividends declared in respect of Sasol ordinary shares held by the Foundation. With effect from 2013, the group executive committee approved the increase in the dividend to 50%. Sasol is entitled to repurchase a number of Sasol ordinary shares from the Foundation at a nominal value of R0,01 per share at the end of ten years in accordance with a pre-determined formula.

After Sasol has exercised its repurchase right, the Foundation will receive 100% of dividends declared on the Sasol ordinary shares owned by the Foundation.

iii     Selected Participants

In 2008, selected BEE groups (Selected Participants) which included Sasol customers, Sasol suppliers, Sasol franchisees, women’s groups, trade unions and other professional associations, through a funding company, which is consolidated as part of the Sasol group, subscribed in total for 9,5 million Sasol preferred ordinary shares at an issue price of R366,00 per share, with a nominal value of R0,01 per share. A portion of these shares have not yet been allocated to Selected Participants and have been subscribed for by a facilitation trust, which is funded by Sasol. As at 30 June 2015, 1,1 million (2014 — 1,1 million; 2013 — 1,1 million) Sasol preferred ordinary shares were issued to the facilitation trust.

The Selected Participants contributed equity between 5% to 10% of the value of their underlying Sasol preferred ordinary shares allocation, with the balance of the contribution funded through preference share debt (refer note 18), including preference shares subscribed for by Sasol.

The fair value of the equity settled share-based payment expense relating to the share rights issued to the Selected Participants was calculated at grant date and was expensed immediately as all vesting conditions had been met at that date.

The Selected Participants are entitled to receive a dividend of up to 5% of the dividend declared on the Sasol preferred ordinary shares in proportion to their effective interest in Sasol’s issued share capital, from the commencement of the fourth year of the transaction term of ten years, subject to the financing requirements of the preference share debt.

At the end of the transaction term, the Sasol preferred ordinary shares will automatically be Sasol ordinary shares and will then be listed on the JSE. The Sasol ordinary shares remaining in the funding company after redeeming the preference share debt and paying costs may then be distributed to the Selected Participants in proportion to their shareholding.

The funding company, from inception, has full voting and economic rights with regard to its shareholding of Sasol’s total issued share capital.

Sasol Limited group

Notes to the financial statements

Equity structure

(continued)

47                                  Share-based payments continued

47.2                        The Sasol Inzalo share transaction continued

iv      Black Public Invitations

The Sasol Inzalo Black Public Invitations aimed to provide as many black people (Black Public) as possible with an opportunity to acquire shares in Sasol. The Black Public owns 3% of Sasol’s issued share capital, through their participation in the Funded and Cash Invitations described below.

On 8 September 2008, the Black Public indirectly subscribed for 16 085 199 Sasol preferred ordinary shares and directly for 2 838 565 Sasol BEE ordinary shares.

The fair value of the equity settled share-based payment expense relating to the share rights issued to the Black Public calculated at grant date was expensed immediately as all vesting conditions would have been met at that date. At 30 June 2015, 56 452 (2014 — 56 452; 2013 — 56 090) Sasol preferred ordinary shares and 17 405 (2014 — 17 405; 2013 — 17 475) Sasol BEE ordinary shares were issued to a facilitation trust funded by Sasol.

Funded Invitation

The members of the Black Public participating in the Funded Invitation through a funding company, which is consolidated as part of the Sasol group, subscribed for 16,1 million Sasol preferred ordinary shares. The Black Public contributed equity between 5% to 10% of their underlying Sasol preferred ordinary shares allocation, with the balance of the contribution being funded through preference share debt (refer note 18) including preference shares subscribed for by Sasol.

Participants in the Funded Invitation could not dispose of their shares for the first three years after subscription. Since September 2011, for the remainder of the transaction term, trading in the shares is allowed with other Black People or Black Groups through an over-the-counter trading mechanism. Participants in the Funded Invitation may not encumber the shares held by them before the end of the transaction term.

The Black Public are entitled to receive a dividend of up to 5% of the dividend on the Sasol preferred ordinary shares in proportion to their effective interest in Sasol’s issued share capital, from the commencement of the fourth year of the transaction term of ten years, subject to the financing requirements of the preference share debt.

At the end of the transaction term, the Sasol preferred ordinary shares will automatically be Sasol ordinary shares and will then be listed on the JSE. The Sasol ordinary shares remaining in the funding company after redeeming the preference share debt and paying costs may then be distributed to the Black Public in proportion to their shareholding.

The funding company has, from inception, full voting and economic rights with regard to its interest in Sasol’s issued share capital.

Cash Invitation

The Cash Invitation allowed members of the Black Public to invest directly in Sasol Limited, by acquiring Sasol BEE ordinary shares. As at 30 June 2015, the Black Public held 2,8 million (2014 — 2,8 million; 2013 — 2,8 million) Sasol BEE ordinary shares. Participants in the Cash Invitation receive dividends per share simultaneously with, and equal to, Sasol ordinary shareholders. In addition, they are entitled to exercise full voting rights attached to their Sasol BEE ordinary shares.

The Sasol BEE ordinary shares could not be traded for the first two years of the transaction term of ten years and, for the remainder of the transaction term, can only be traded between Black People and Black Groups.

Participants in the Cash Invitation are entitled to encumber their Sasol BEE ordinary shares, provided that these shares continue to be owned by members of the Black Public for the duration of the transaction term.

In February 2011, Sasol Limited listed the Sasol BEE ordinary shares on the BEE segment of the JSE’s main board. This trading facility provides many shareholders access to a regulated market in line with Sasol’s commitment to broad-based shareholder development. At the end of the transaction term, the Sasol BEE ordinary shares will automatically be Sasol ordinary shares.

at 30 June 2015	Total	i) Employee and Management Trusts	ii) Sasol Inzalo Foundation	iii) Selected Participants	iv) Black Public Invitations
Shares and share rights granted	60 940 615	24 240 849	9 461 882	8 387 977	18 849 907
Already vested	53 668 360	16 968 594	9 461 882	8 387 977	18 849 907
Within three years	7 272 255	7 272 255	—	—	—
Shares and share rights available for allocation	2 138 599	990 837	—	1 073 905	73 857
	63 079 214	25 231 686	9 461 882	9 461 882	18 923 764

at 30 June 2014
Shares and share rights granted	61 219 438	24 519 672	9 461 882	8 387 977	18 849 907
Already vested	51 411 569	14 711 803	9 461 882	8 387 977	18 849 907
Within three years	7 355 902	7 355 902	—	—	—
Three to five years	2 451 967	2 451 967	—	—	—
Shares and share rights available for allocation	1 859 776	712 014	—	1 073 905	73 857
	63 079 214	25 231 686	9 461 882	9 461 882	18 923 764

at 30 June 2013
Shares and share rights granted	61 588 157	24 888 391	9 461 882	8 387 977	18 849 907
Already vested	49 143 962	12 444 196	9 461 882	8 387 977	18 849 907
Within three years	7 466 517	7 466 517	—	—	—
Three to five years	4 977 678	4 977 678	—	—	—
Shares and share rights available for allocation	1 491 057	343 295	—	1 073 905	73 857
	63 079 214	25 231 686	9 461 882	9 461 882	18 923 764

Sasol Limited group

Notes to the financial statements

Equity structure

(continued)

47                                  Share-based payments continued

47.2                        The Sasol Inzalo share transaction continued

The share-based payment expense was calculated using an option pricing model reflective of the underlying characteristics of each part of the transaction. It is calculated using the following assumptions at grant date.

		Employee and Management Trusts	Employee and Management Trusts	Employee and Management Trusts
for the year ended 30 June		2015	2014	2013
		Monte-Carlo model	Monte-Carlo model	Monte-Carlo model
Valuation model
Exercise price	Rand	*	*	*
Risk-free interest rate	(%)	*	*	*
Expected volatility	(%)	*	*	*
Expected dividend yield	(%)	*	*	*
Vesting period		2 to 3 years **	3 to 4 years **	4 to 5 years **
Average price at which shares/share rights were granted during year				366,00***
Average fair value of shares/share rights issued during year				48,15

*                      There were no further grants made during the year.

**               Rights granted in previous years will vest over the remaining period until tenure of the transaction in 2018.

***        Underlying value at 60-day volume weighted average price on 18 March 2008, although the shares were issued at a nominal value of R0,01 per share.

No further shares and share rights have been granted in terms of the Selected Participant and the Black Public Invitation schemes.

The risk-free rate for periods within the contractual term of the share rights is based on the South African government bonds in effect at the time of the grant.

The expected volatility in the value of the share rights granted is determined using the historical volatility of the Sasol ordinary share price.

The expected dividend yield of the share rights granted is determined using the historical dividend yield of the Sasol ordinary shares.

The valuation of the share-based payment expense requires a significant degree of judgement to be applied by management.

Movements in the number of	Number of shares/share	Weighted average value	Total intrinsic value	Weighted average remaining life
shares and share rights granted	rights	Rand	Rm	Years
i Sasol Inzalo Employee and Management Trusts
Balance at 30 June 2012	25 231 686	366,00	(3 366)	6,0
Share rights forfeited	(343 295)	—	(148)	—
Balance at 30 June 2013	24 888 391	366,00	(3 514)	5,0
Share rights forfeited	(368 719)	—	(98)	—
Balance at 30 June 2014	24 519 672	366,00	(3 612)	4,0
Share rights forfeited	(278 823)	—	(23)	—
Balance at 30 June 2015	24 240 849	366,00	(3 635)	3,0

ii Sasol Inzalo Foundation
Balance at 30 June 2015	9 461 882	366,00	(865)	3,0

iii Selected Participants
Balance at 30 June 2015	8 387 882	366,00	(767)	3,0

iv Black Public Invitations
Balance at 30 June 2015	18 849 907	366,00	(1 723)	3,0

No further shares and share rights have been granted in terms of the Sasol Inzalo Employee and Management and the Selected Participant and the Black Public Invitation schemes. The share-based payment expense recognised in the current year relates to share rights granted in previous years and is calculated based on the assumptions applicable to the year in which the share rights were granted.

Cash settled share incentive schemes

47.3  The Sasol Share Appreciation Rights Scheme

47.3.1  Share Appreciation Rights with no corporate performance targets

The Share Appreciation Rights Scheme with no corporate performance targets, allows eligible senior employees to earn a long-term incentive amount calculated with reference to the increase in the Sasol Limited share price between the offer date of share appreciation rights to exercise of such vested rights.

No shares are issued in terms of this scheme and all amounts payable in terms of the Sasol Share Appreciation Rights Scheme are settled in cash.

Rights are granted for a period of nine years and vest as follows:

2 years — 1st third

4 years — 2nd third

6 years — final third

The offer price of these appreciation rights equals the closing market price of the underlying shares on the trading day immediately preceding the granting of the right. The fair value of the cash settled liability is calculated at each reporting date.

On resignation, share appreciation rights which have not yet vested will lapse and share appreciation rights which have vested may be exercised at the employee’s election before their last day of service. Payment on appreciation rights forfeited will therefore not be required.  On death, retirement or retrenchment all appreciation rights vest immediately and the deceased estate or the employee has a period of twelve months to exercise these rights.

Sasol Limited group

Notes to the financial statements

Equity structure

(continued)

47                                  Share-based payments continued

47.3                        The Sasol Share Appreciation Rights Scheme continued

47.3.1              Share Appreciation Rights with no corporate performance targets continued

It is group policy that employees should not deal in Sasol Limited securities (and this is extended to the Sasol Share Appreciation Rights) for the periods from 1 January for half year end and 1 July for year end until two days after publication of the results and at any other time during which they have access to price sensitive information.

Number of share appreciation rights
at 30 June	2015	2014	2013
Vesting periods of rights granted
Already vested	3 393 090	2 724 820	3 662 500
Within one year	760 100	1 228 900	1 663 800
One to two years	57 100	831 800	1 307 300
Two to three years	—	59 100	879 400
Three to four years	—	—	65 100
	4 210 290	4 844 620	7 578 100

	Number of share appreciation	Weighted average share price
Movements in the number of rights granted	rights	Rand
Balance at 30 June 2012	9 568 500	313,23
Rights exercised	(1 810 700)	(409,43)
Rights forfeited	(179 700)	(337,30)
Balance at 30 June 2013	7 578 100	315,80
Rights exercised	(2 643 880)	(317,34)
Rights forfeited	(89 600)	(322,46)
Balance at 30 June 2014	4 844 620	314,84
Rights exercised	(598 930)	(321,59)
Rights forfeited	(35 400)	(289,42)
Balance at 30 June 2015	4 210 290	314,09

	2015	2014	2013
for the year ended 30 June	Rand	Rand	Rand
Average market price of share appreciation rights exercised during year	536,55	535,29	409,43
Average fair value of share appreciation rights vested during year	321,59	320,16	129,95

	2015	2014	2013
for the year ended 30 June	Rm	Rm	Rm
Total intrinsic value of share appreciation rights exercised during year	129	576	198
Total intrinsic value of share appreciation rights vested	449	851	412
Share-based payment expense recognised*	(436)	1 073	234

*       The unrecognised share-based payment expense related to non-vested share appreciation rights, expected to be recognised over a weighted average period of 0,42 years, amounted to R3 million at 30 June 2015 (2014 — R81 million; 2013 — R86 million).

The share-based payment expense is calculated using the binomial tree model based on the following assumptions at 30 June:

		2015	2014	2013
Risk-free interest rate	(%)	5,69 - 9,38	6,82 – 8,17	6,50 – 7,83
Expected volatility	(%)	31,55	20,00	23,72
Expected dividend yield	(%)	3,82	3,70	4,31
Expected forfeiture rate	(%)	14,00	5,00	5,00
Vesting period		2, 4, 6 years	2, 4, 6 years	2, 4, 6 years

The risk-free rate for periods within the contractual term of the rights is based on the South African government bonds in effect at the time of the valuation of the grant.

The expected volatility in the value of the rights granted is determined using the historical volatility of the Sasol share price.

The expected dividend yield of the rights granted is determined using the historical dividend yield of the Sasol ordinary shares.

The valuation of the share-based payment expense requires a significant degree of judgement to be applied by management.

	Number of share appreciation	Weighted average grant price per right	Total intrinsic value	Weighted average remaining life
Range of exercise prices	rights	Rand	Rm	Years

Details of unimplemented rights granted up to 30 June 2015
R210,01 – R240,00	48 900	222,50	11	0,68
R240,01 – R270,00	499 670	257,51	96	2,24
R270,01 – R300,00	2 258 500	295,06	350	2,94
R300,01 – R330,00	22 800	327,20	3	1,28
R330,01 – R360,00	1 130 220	351,29	112	2,15
R390,01 – R420,00	74 500	407,50	3	1,70
R420,01 – R450,00	75 000	444,00	—	1,82
R450,01 – R480,00	78 700	475,10	—	1,93
R480,01 – R510,00	22 000	496,75	—	1,90
	4 210 290	314,09	575

Details of unimplemented rights vested at 30 June 2015
R210,01 – R240,00	48 900	222,50	11
R240,01 – R270,00	499 670	257,51	96
R270,01 – R300,00	1 441 300	294,34	224
R300,01 – R330,00	22 800	327,20	3
R330,01 – R360,00	1 130 220	351,29	112
R390,01 – R420,00	74 500	407,50	3
R420,01 – R450,00	75 000	444,00	—
R450,01 – R480,00	78 700	475,10	—
R480,01 – R510,00	22 000	496,75	—
	3 393 090	318,37	449

Sasol Limited group

Notes to the financial statements

Equity structure

(continued)

47                                  Share-based payments continued

47.3                        The Sasol Share Appreciation Rights Scheme continued

47.3.2              Share Appreciation Rights with corporate performance targets

During September 2009, the group introduced the share appreciation rights with new corporate performance targets. The corporate performance targets determine how many shares will vest. The vesting period of rights issued from 2009 to 2011 are the same as the share appreciation rights with no corporate performance targets. Rights granted subsequent to 2011 vest as follows:

3 years – 1st third

4 years – 2nd third

5 years – final third

The offer price of these appreciation rights equals the closing market price of the underlying shares on the trading day immediately preceding the granting of the right. The fair value of the cash settled liability is calculated at each reporting date.

On resignation, share appreciation rights which have not yet vested will lapse and share appreciation rights which have vested may be exercised at the employee’s election before their last day of service. Payment on rights forfeited will therefore not be required.  On death, all appreciation rights vest immediately and the deceased estate has a period of twelve months to exercise these rights. On retrenchment or retirement, all appreciation rights vest immediately and the employee has a period of twelve months to exercise these rights.

It is group policy that employees should not deal in Sasol Limited securities (and this is extended to the Sasol Share Appreciation Rights) for the periods from 1 January for half year end and 1 July for year end until two days after publication of the results and at any other time during which they have access to price sensitive information.

Number of share appreciation rights
at 30 June	2015	2014	2013
Vesting periods of rights granted
Already vested	3 325 452	1 928 585	1 462 530
Within one year	2 834 402	1 574 900	1 861 165
One to two years	2 635 260	3 069 100	1 731 900
Two to three years	2 697 660	2 844 360	3 275 731
Three to four years	33 000	2 930 300	3 044 459
Four to five years	—	36 900	3 087 980
	11 525 774	12 384 145	14 463 765

	Number of share appreciation	Weighted average share price
Movements in the number of rights granted	rights	Rand
Balance at 30 June 2012	11 056 400	327,01
Rights granted	4 297 000	381,54
Rights exercised	(731 300)	(407,18)
Rights forfeited	(235 385)	(343,61)
Rights lapsed	77 050	293,99
Balance at 30 June 2013	14 463 765	343,73
Rights granted	107 600	480,18
Rights exercised	(1 783 863)	(329,12)
Rights forfeited	(581 519)	(338,78)
Effect of performance targets	178 162	338,21
Balance at 30 June 2014	12 384 145	347,18
Rights exercised	(703 574)	(318,17)
Rights forfeited	(217 772)	(365,38)
Effect of performance targets	62 975	193,23
Balance at 30 June 2015	11 525 774	347,70

	2015	2014	2013
for the year ended 30 June	Rand	Rand	Rand

Average price at which share appreciation rights were granted during year*	—	480,18	381,54

Average market price of share appreciation rights exercised during year	536,10	533,34	407,18

Average fair value of share appreciation rights vested during year	318,17	287,33	130,44

Average fair value of share appreciation rights issued during year	—	311,29	166,53

	2015	2014	2013
for the year ended 30 June	Rm	Rm	Rm

Total intrinsic value of share appreciation rights exercised during year	153	364	73
Total intrinsic value of share appreciation rights vested	411	584	222

Share-based payment expense recognised**	(1 198)	2 195	707

*                 There were no further grants made during the year.

**          The unrecognised share-based payment expense related to non-vested share appreciation rights with corporate performance targets, expected to be recognised over a weighted average period of 1,31 years, amounted to R265 million at 30 June 2015 (2014 — R1 415 million; 2013 — R1 044 million).

The share-based payment expense is calculated using the binomial tree model based on the following assumptions at 30 June:

		2015	2014	2013

Risk-free interest rate	(%)	5,69 - 9,38	6,82 – 8,17	6,50 – 7,83
Expected volatility	(%)	32,90	19,97	23,72
Expected dividend yield	(%)	3,82	3,70	4,31
Expected forfeiture rate	(%)	9,00	5,00	5,00
Vesting period — share appreciation rights issued between 2009 — 2011		2, 4, 6 years	2, 4, 6 years	2, 4, 6 years
Vesting period — share appreciation rights issued between 2012 — 2014		3, 4, 5 years	3, 4, 5 years	3, 4, 5 years

The risk-free rate for periods within the contractual term of the rights is based on the South African government bonds in effect at the time of the valuation of the grant.

The expected volatility in the value of the rights granted is determined using the historical volatility of the Sasol share price.

The expected dividend yield of the rights granted is determined using the historical dividend yield of the Sasol ordinary shares.

The valuation of the share-based payment expense requires a significant degree of judgement to be applied by management.

Sasol Limited group

Notes to the financial statements

Equity structure

(continued)

47                                  Share-based payments continued

47.3                        The Sasol Share Appreciation Rights Scheme continued

47.3.2              Share Appreciation Rights with corporate performance targets continued

	Number of share appreciation	Weighted average grant price per right	Total intrinsic value	Weighted average remaining life
Range of exercise prices	rights	Rand	Rm	years
Details of unimplemented rights granted up to 30 June 2015
R270,01 – R300,00	2 435 637	298,46	369	4,15
R300,01 – R330,00	334 128	322,60	43	4,40
R330,01 – R360,00	3 793 563	336,90	429	5,16
R360,01 – R390,00	4 519 936	376,09	334	6,02
R390,01 – R420,00	146 441	414,29	5	6,70
R420,01 – R450,00	194 751	439,10	2	6,93
R480,01 – R510,00	101 318	480,18	—	7,20
	11 525 774	347,70	1 182

Details of unimplemented rights vested at 30 June 2015
R270,01 – R300,00	1 426 875	298,46	216
R300,01 – R330,00	204 428	322,60	26
R330,01 – R360,00	1 191 863	336,90	132
R360,01 – R390,00	484 576	376,09	37
R390,01 – R420,00	2 241	414,29	—
R420,01 – R450,00	11 751	439,10	—
R480,01 – R510,00	3 718	480,18	—
	3 325 452	325,81	411

47.4                        The Sasol Long-term Incentive Scheme

During September 2009, the group introduced the Sasol Long-term Incentive Scheme (LTI). The objective of the LTI Scheme is to provide qualifying employees the opportunity of receiving incentive payments based on the value of Sasol ordinary shares in Sasol Limited. The LTI Scheme allows certain senior employees to earn a long-term incentive amount linked to certain corporate performance targets, allocations of the LTI are linked to the performance of both the group and the individual. The LTI is also intended to complement existing incentive arrangements, to retain and motivate key employees and to attract new key employees.

Vesting conditions

Rights are granted for a period of three years and vest at the end of the third year. The LTIs are automatically settled at the end of the third year.

On resignation, LTIs which have not yet vested will lapse. Payment on LTIs forfeited will therefore not be required.  On death, the LTIs vest immediately and the amount to be paid out to the deceased estate is calculated to the extent that the corporate performance targets are anticipated to be met.  On retirement and retrenchment the LTIs vest immediately and the amount to be paid out is calculated to the extent that the corporate performance targets are anticipated to be met and is settled within forty days from the date of termination.

No shares are issued in terms of this scheme and all amounts payable in terms of the Sasol Long-term Incentive Scheme will be settled in cash. The LTI carries no issue price. The fair value of the cash settled liability is calculated at each reporting date.

Number of rights
at 30 June	2015	2014	2013

Vesting periods of rights granted	1 625 023	1 043 054	1 109 194
Within one year	2 109 606	1 927 209	1 146 062
One to two years	1 954 270	2 501 494	2 106 766
Two to three years	5 688 899	5 471 757	4 362 022

Movements in the number of rights granted	Number of rights
Balance at 30 June 2012	2 421 126
Rights granted	2 162 606
Rights exercised	(130 506)
Rights forfeited	(70 620)
Rights lapsed	(20 584)
Balance at 30 June 2013	4 362 022
Rights granted	2 675 609
Rights exercised	(1 378 484)
Rights forfeited	(217 628)
Effect of corporate performance targets	30 238
Balance at 30 June 2014	5 471 757
Rights granted	2 055 652
Rights exercised	(1 621 720)
Rights forfeited	(135 159)
Effect of corporate performance targets*	(81 631)
Balance at 30 June 2015	5 688 899

*            Includes the effect of employees who have taken the voluntary retrenchment package during the year and did not qualify for the full corporate performance targets.

	2015	2014	2013
for the year ended 30 June	Rand	Rand	Rand

Average price at which LTIs were granted during year*	—	—	—

Average fair value of LTIs issued during year	430,64	681,24	522,87

Average intrinsic value of LTIs exercised during the year	559,89	511,99	398,99

	2015	2014	2013
for the year ended 30 June	Rm	Rm	Rm

Share-based payment expense recognised**	252	2 117	723

*                 The offer price of the LTIs is equal to zero.

**          The unrecognised share-based payment expense related to LTIs, expected to be recognised over a weighted average period of 1,33 years, amounted to R988 million at 30 June 2015 (2014 — R1 595 million; 2013 — R1 015 million).

The share-based payment expense is calculated using the Monte-Carlo simulation model based on the following assumptions at 30 June:

LTIs are automatically settled on the date of vesting, accordingly the intrinsic value can not be measured.

		2015	2014	2013

Risk-free interest rate	(%)	5,69 – 9,38	6,82 – 8,17	6,50 – 7,83
Expected volatility	(%)	31,55	19,94	23,72
Expected dividend yield	(%)	3,82	3,93	4,43
Expected forfeiture rate	(%)	5,00	5,00	5,00

The risk-free rate for periods within the contractual term of the rights is based on the South African government bonds in effect at the time of the valuation of the grant.

The expected volatility in the value of the rights granted is determined using the historical volatility of the Sasol share price.

The expected dividend yield of the rights granted is determined using the historical dividend yield of the Sasol ordinary shares.

The valuation of the share-based payment expense requires a significant degree of judgement to be applied by management.

Sasol Limited group

Notes to the financial statements

Equity structure

(continued)

48           Foreign currency translation reserve

		2015	2014	2013
	Note	Rm	Rm	Rm

Translation of foreign operations
Property, plant and equipment		471	1 708	2 749
cost	2	130	5 460	8 740
accumulated depreciation and impairment	2	341	(3 752)	(5 991)
Assets under construction	3	2 447	1 138	1 800
Goodwill		(54)	73	98
cost	4	338	250	360
accumulated impairment	4	(392)	(177)	(262)
Other intangible assets		12	111	99
cost	5	(31)	259	303
accumulated amortisation and impairment	5	43	(148)	(204)
Other long-term investments		(20)	36	50
Investments in equity accounted joint ventures		1 002	632	1 883
Investments in associates		84	139	456
Long-term receivables and prepaid expenses		(34)	126	229
Assets in disposal groups held for sale		(12)	2	250
Inventories	52	247	1 153	1 757
Trade receivables	52	182	1 080	1 749
Other receivables and prepaid expenses	52	(41)	162	109
Short-term financial assets		1	1	3
Cash and cash equivalents		3 095	455	583
Non-controlling interest		(9)	(6)	(15)
Long-term debt	18	(1 756)	(33)	(41)
Long-term provisions	20	(97)	(221)	(379)
Post-retirement benefit obligations		319	(693)	(965)
Long-term deferred income		7	(31)	(51)
Deferred tax	23	(141)	6	(23)
Short-term debt	24	7	(29)	(29)
Short-term financial liabilities		(2)	(2)	(3)
Short-term provisions	26	(9)	(49)	(103)
Tax payable	28	20	(16)	(58)
Trade payables and accrued expenses	52	(57)	(733)	(1 475)
Other payables	52	(1 148)	(953)	(902)
		4 514	4 056	7 771
Arising from net investment in foreign operations	51	(36)	180	334
Movement for year		4 478	4 236	8 105
Acquisition of businesses		—	(93)	(14)
Disposal of businesses	57	(17)	326	7
Realisation of foreign currency translation reserve on net investment in foreign operations	38	(876)	—	—
Balance at beginning of year		14 704	10 235	2 137
Balance at end of year		18 289	14 704	10 235

49           Share repurchase programme

	Number of shares
	2015	2014	2013
Held by the wholly owned subsidiary, Sasol Investment Company (Pty) Ltd
Balance at beginning of year	8 809 886	8 809 886	8 809 886
Shares cancelled	—	—	—
Shares repurchased	—	—	—
Balance at end of year	8 809 886	8 809 886	8 809 886

Percentage of issued share capital (excluding Sasol Inzalo share transaction)	1,43%	1,43%	1,44%

	2015	2014	2013
for the year ended 30 June	Rand	Rand	Rand
Average cumulative purchase price	299,77	299,77	299,77
Average purchase price during year	—	—	—

As at 30 June 2015, a total of 8 809 886 Sasol ordinary shares (30 June 2014 — 8 809 886; 30 June 2013 — 8 809 886), representing 1,43% (30 June 2014 — 1,43%; 30 June 2013 — 1,44%) of the issued share capital of the company, excluding the Sasol Inzalo share transaction, is held by its subsidiary, Sasol Investment Company (Pty) Ltd. These shares are held as treasury shares and do not carry any voting rights. Since the inception of the programme in 2007, 40 309 886 Sasol ordinary shares, representing 6,39% of the issued share capital of the company, excluding the Sasol Inzalo share transaction, had been repurchased for R12,1 billion at a cumulative average price of R299,77 per share. 31 500 000 Sasol ordinary shares of the repurchased shares were cancelled on 4 December 2008, for a total value of R7,9 billion, and restored to authorised share capital.

At each of the company’s annual general meetings since 2009, shareholders renewed the directors’ authority to approve the repurchase of issued ordinary shares of the company subject to the conditions approved by shareholders at the meeting, the provisions of the Companies Act and the requirements of the JSE Limited. No purchases have been made under this authority since 2009. At the annual general meeting held on 21 November 2014, shareholders granted the authority to the Sasol directors to approve the repurchase up to 10% of each of Sasol’s ordinary shares and Sasol BEE ordinary shares. No shares were repurchased during the year.

Sasol Limited group

Notes to the financial statements

Liquidity and capital resources

		2015	2014	2013
	Note	Rm	Rm	Rm
Cash generated by operating activities	50	61 783	65 449	51 906
Cash flow from operations	51	56 344	67 592	55 184
Decrease/(increase) in working capital	52	5 439	(2 143)	(3 278)
Finance income received	53	4 046	5 920	6 063
Dividends paid	54	(12 739)	(13 248)	(10 787)
Non-current assets sold	55	472	185	525
Acquisitions	56	—	(519)	(730)
Disposals	57	738	1 353	167

50           Cash generated by operating activities

		2015	2014	2013
for the year ended 30 June	Note	Rm	Rm	Rm
Cash flow from operations	51	56 344	67 592	55 184
Decrease/(increase) in working capital	52	5 439	(2 143)	(3 278)
		61 783	65 449	51 906

51           Cash flow from operations

Operating profit after remeasurement items		44 492	41 674	38 779
Adjusted for amortisation of intangible assets	5	385	317	209
equity-settled share-based payment expense	47	501	267	374
deferred income		306	(561)	367
depreciation of property, plant and equipment	2	13 182	13 199	10 912
effect of remeasurement items	38	807	7 629	2 949
movement in impairment of trade receivables		(15)	(52)	5
movement in long-term prepaid expenses		(39)	(84)	(13)
movement in long-term provisions income statement charge	20	(2 239)	5 608	294
utilisation	20	(1 545)	(2 120)	(624)
movement in short-term provisions	26	(716)	269	69
movement in post-retirement benefit		129	397	404
translation effect of foreign currency loans		1 048	431	904
translation of net investment in foreign operations	48	(36)	180	334
write-down of inventories to net realisable value	13	249	459	227
other non cash movements		(165)	(21)	(6)
		56 344	67 592	55 184
Business segmentation*
Mining		5 784	3 921	3 386
Exploration and Production International		3 301	2 659	1 742
Energy		23 108	31 267	26 745
Base Chemicals		11 312	13 021	8 263
Performance Chemicals		13 458	14 933	10 444
Group Functions		(619)	1 791	4 604
Total operations		56 344	67 592	55 184

* 2014 and 2013 have been restated to reflect the adoption of the new operating model. Refer to note 1.2.

52           Decrease/(increase) in working capital

		2015	2014	2013
for the year ended 30 June	Note	Rm	Rm	Rm
Decrease/(increase) in inventories
Per the statement of financial position		3 617	(4 139)	(3 699)
Write-down of inventories to net realisable value		(249)	(459)	(227)
Acquisition of businesses	56	—	287	516
Transfer from/(to) other assets		142	(90)	37
Reclassification to held for sale		—	(39)	—
Disposal of businesses	57	—	(520)	(72)
Translation of foreign operations	48	247	1 153	1 757
Translation of foreign entities		7	46	208
		3 764	(3 761)	(1 480)

Decrease/(increase) in trade receivables
Per the statement of financial position		1 360	346	(2 970)
Acquisition of businesses	56	—	184	267
Movement in impairment		15	52	(5)
Transfer to other assets		—	(18)	—
Reclassification to held for sale		—	(57)	—
Disposal of businesses	57	—	(773)	(59)
Translation of foreign operations	48	182	1 080	1 749
Translation of foreign entities		16	52	186
		1 573	866	(832)

Decrease/(increase) in other receivables and prepaid expenses
Per the statement of financial position		54	(2 010)	131
Movement in short-term portion of long-term receivables		1 179	(60)	212
Acquisition of businesses	56	—	9	24
Reclassification to held for sale		—	(11)	(2 814)
Disposal of businesses	57	—	—	(2)
Consideration still receivable from disposal	57	—	—	69
Translation of foreign operations	48	(41)	162	109
Translation of foreign entities		5	3	28
		1 197	(1 907)	(2 243)
(Decrease)/increase in trade payables and accrued expenses
Per the statement of financial position		1 899	1 365	3 739
Movement in capital project related payables*		(2 461)	—	—
Acquisition of businesses	56	—	(328)	(74)
Reclassification to held for sale		—	30	—
Disposal of businesses	57	—	500	67
Translation of foreign operations	48	(57)	(733)	(1 475)
Translation of foreign entities		(14)	(33)	(71)
		(633)	801	2 186

* The movement in capital project related payables was not significant in 2014 and 2013.

Sasol Limited group

Notes to the financial statements

Liquidity and capital resources

(continued)

		2015	2014	2013
for the year ended 30 June	Note	Rm	Rm	Rm
(Decrease)/increase in other payables
Per the statement of financial position		323	594	588
Acquisition of businesses	56	—	(90)	(116)
Reclassification to held for sale		—	(2)	(2)
Disposal of businesses	57	(19)	43	5
Consideration still payable on disposal of business	57	—	(66)	—
Translation of foreign operations	48	(1 148)	(953)	(902)
Translation of foreign entities		304	750	580
		(540)	276	153

Movement in financial assets and liabilities
Long-term financial assets		13	238	(57)
Short-term financial assets		296	1 077	(1 077)
Long-term financial liabilities		21	9	(12)
Short-term financial liabilities		(252)	258	84
		78	1 582	(1 062)

Decrease/(increase) in working capital		5 439	(2 143)	(3 278)

53           Finance income received

Interest received	41	1 189	1 170	642
Interest received on tax		(1)	(5)	(18)
Dividends received from investments	41	46	38	24
Dividends received from equity accounted joint ventures	39	2 319	4 380	5 031
Dividends received from associates	40	493	337	384
		4 046	5 920	6 063

54           Dividends paid

Final dividend — prior year	8 376	8 357	7 267
Interim dividend — current year	4 363	4 891	3 520
	12 739	13 248	10 787
Forecast cash flow on final dividend — current year	7 135	8 365	8 216

The forecast cash flow on the final dividend is calculated based on the net number of Sasol ordinary shares in issue at 30 June 2015 of 651,1 million. The actual dividend payment will be determined on the record date of 9 October 2015.

55           Non-current assets sold

Property, plant and equipment	381	46	421
Assets under construction	16	54	28
Other intangible assets	75	85	76
	472	185	525

56           Acquisitions

		2015	2014	2013
for the year ended 30 June	Note	Rm	Rm	Rm
Property, plant and equipment	2	—	159	793
Assets under construction	3	—	—	82
Other intangible assets	5	—	219	272
Investments in associates		—	—	3
Long-term prepaid expenses		—	9	—
Inventories	52	—	287	516
Trade receivables	52	—	184	267
Other receivables and prepaid expenses	52	—	9	24
Cash and cash equivalents		—	527	9
Long-term debt	18	—	(20)	—
Long-term provisions	20	—	(61)	(20)
Post-retirement benefit obligations		—	—	(82)
Deferred tax liabilities	23	—	(46)	(232)
Tax payable	28	—	(10)	(5)
Trade payables and accrued expenses	52	—	(328)	(74)
Other payables	52	—	(90)	(116)
Total fair value of assets and liabilities		—	839	1 437
Fair value of pre-existing interest in equity accounted joint venture retained		—	—	(719)
Fair value of pre-existing interest in associate retained		—	(336)	—
Goodwill	4	—	16	12
Total consideration per the statement of cash flows		—	519	730

Comprising
Base Chemicals — Wesco China Limited associate		—	519	—
Performance Chemicals — Merisol joint venture		—	—	730
Total consideration		—	519	730

Acquisitions in 2014

Base Chemicals — Wesco China Limited associate

In September 2013, Sasol acquired the remaining 60% shareholding in Wesco China, for a purchase consideration of R519 million (US$52 million). The pre-existing interest in the associate at acquisition date was remeasured to fair value and a resulting gain of R110 million was recognised in the income statement (refer to note 38).

In the nine months to 30 June 2014, Wesco contributed turnover of R1 640 million and profit of R8 million to the group’s results. If the acquisition occurred on 1 July 2013, management estimates that the group’s consolidated turnover would have been R203 379 million and operating profit after remeasurement items for the year would have been R41 692 million. In determining these amounts, management has assumed that the fair value adjustments, that arose at acquisition date would have been the same if the acquisition had occurred on 1 July 2013.

Acquisitions in 2013

Performance Chemicals — Merisol joint venture

In December 2012, Sasol acquired the remaining 50% interest in the Merisol joint venture from Merichem Company, to increase its shareholding to a 100% interest in Merisol.  The pre-existing interest in the joint venture at acquisition date was remeasured to fair value and a resulting gain of R233 million was recognised in the income statement (refer note 38).

In the six months to 30 June 2013, Merisol contributed turnover of R1 037 million and profit of R194 million to the group’s results. If the acquisition occurred on 1 July 2012, management estimates that the group’s consolidated turnover would have been R170 693 million and operating profit after remeasurement items for the year would have been R38 873 million. In determining these amounts, management has assumed that the fair value adjustments, that arose at acquisition date would have been the same if the acquisition had occurred on 1 July 2012.

Sasol Limited group

Notes to the financial statements

Liquidity and capital resources

(continued)

57          Disposals

		2015	2014	2013
for the year ended 30 June	Note	Rm	Rm	Rm
Property, plant and equipment
cost	2	15	2 250	193
accumulated depreciation and impairment	2	(15)	(2 250)	(123)
Assets under construction	3	450	—	3
Goodwill, net of impairment	4	—	—	27
Other intangible assets
cost	5	—	202	—
accumulated amortisation and impairment	5	—	(153)	—
Other long-term investments		—	19	—
Investments in equity accounted joint ventures		(21)	—	—
Long-term receivables and prepaid expenses		—	48	—
Assets held for sale		796	2 254	—
Inventories	52	—	520	72
Trade receivables	52	—	773	59
Other receivables and prepaid expenses	52	—	—	2
Cash and cash equivalents		105	—	(17)
Long-term provisions	20	—	(166)	—
Post-retirement benefit obligations	21	—	(711)	(6)
Long-term deferred income		11	(44)	—
Deferred tax liabilities	23	—	—	11
Liabilities held for sale		(201)	—	—
Short-term provisions	26	6	(11)	(7)
Trade payables and accrued expenses	52	—	(500)	(67)
Other payables	52	19	(43)	(5)
Tax payable	28	—	—	2
		1 165	2 188	144
Total consideration		738	1 767	236
Consideration received		738	1 353	167
Consideration still payable	52	—	(66)	—
Consideration received in advance		—	480	—
Consideration still receivable	52	—	—	69

		(427)	(421)	92
Realisation of accumulated translation effects	48	17	(326)	(7)
Net (loss)/profit on disposal	38	(410)	(747)	85

Total consideration comprising

Sasolburg Operations - Air Separation Unit		482	—	—
Energy - Exel Lesotho		164	—	—
Base Chemicals — Investment in ASPC joint venture		—	2 325	—
Energy — Investment in Spring Lights Gas joint venture		—	474	—
Base Chemicals — Solvents Germany		—	(1 032)	—
Energy — Tosas		—	—	116
Performance Chemicals — Sasol Gulf		—	—	51
Exploration and Production International — Exploration assets		—	—	69
Other		92	—	—
Total consideration		738	1 767	236

Disposals in 2015

Sasolburg Operations - Air Separation Unit

On 31 July 2014, Sasol obtained approval from the South African Competition Commission for the disposal of its air separation unit in Sasolburg to Air Products South Africa for a purchase consideration of R482 million. As a result of this transaction, Sasol has entered into a long-term supply agreement with Air Products South Africa for the site’s gaseous products requirements.

Exploration and Production International — Exploration licences

In September 2014, we notified our partners in the Nigerian licences OML-140 and OML-145 of our withdrawal from both licences as part of an ongoing restructuring of our asset base. Accordingly, we recognised a loss on disposal of R569 million relating to these licences.

Energy — Exel Lesotho

On 1 November 2014, the sale of our marketing business, Exel Lesotho (Pty) Ltd, was concluded for a purchase consideration of R164 million, realising a profit on disposal of R84 million.

Other businesses

In 2015, the group disposed of other smaller investments, realising a profit of R75 million.

Disposals in 2014

Base Chemicals — Investment in ASPC joint venture

On 16 August 2013, Base Chemicals disposed of its 50% interest in ASPC for a total purchase consideration of R3 606 million (US$365 million). A final loss of R198 million was recognised on the disposal of the investment.  All outstanding amounts in respect of the purchase consideration (comprising the net assets, dividends and shareholder loans) have been received in full. As a result of the transaction, Sasol has no ongoing investments in Iran.

Energy — Investment in Spring Lights Gas joint venture

On 2 July 2013, Energy disposed of its 49% share in Spring Lights Gas for a purchase consideration of R474 million, realising a profit on disposal of R453 million.

Base Chemicals — Sasol Solvents Germany

On 31 May 2014, Base Chemicals disposed of its Solvents Germany GmbH assets when merger control approval was obtained for the transaction, realising a loss on sale of the disposal group of R966 million (EUR67 million). As part of the disposal Sasol contributed additional funds for the transfer of the disposal group.

Other businesses

In 2014, the group also disposed of other smaller investments realising a loss of R36 million.

Disposals in 2013

Energy — Tosas

On 1 April 2013, Energy disposed of its shareholding in Tosas Holdings (Pty) Ltd. for a total consideration of R116 million.

Performance Chemicals — Sasol Gulf

On 31 March 2013, Performance Chemicals disposed of its subsidiary for a total consideration of R51 million.

Exploration and Production International — Exploration licences

In 2013, Exploration and Production International disposed of its participation interests in the exploration assets in Papua New Guinea for a total consideration of R69 million.

Sasol Limited group

Notes to the financial statements

Other disclosures

Note
Guarantees, indemnities and contingent liabilities	58
Commitments under leases	59
Related party transactions	60
Subsequent events	61
Interest in joint operations	62
Interest in significant operating subsidiaries	63
Financial risk management and financial instruments	64

58                                  Guarantees, indemnities and contingent liabilities

		Maximum exposure	Liability included on statement of financial position	Maximum exposure	Liability included on statement of financial position
		2015	2015	2014	2014
for the year ended 30 June	Note	Rm	Rm	Rm	Rm
58.1 Guarantees and indemnities

Guarantees in respect of subsidiaries and joint operations
In respect of Lake Charles Chemical Project	i	66 874	8 241	—	—
In respect of US Bond	ii	12 241	12 241	10 561	10 561
In respect of Sasol Inzalo share transaction	iii	8 614	8 614	4 499	4 499
In respect of shale gas ventures	iv	6 438	—	9 849	—
In respect of mining environmental obligations and other expansion activities	v	2 848	2 836	3 043	2 537
In respect of INEOS joint operation	vi	2 556	2 556	—	—
In respect of Natref debt	vii	1 465	1 465	1 159	1 159
In respect of crude oil purchases	viii	1 460	1 460	1 277	1 277
In respect of development of retail convenience centres	ix	700	700	700	700
Other guarantees and claims	x	454	—	500	—
In respect of natural oil and gas	xi	225	7	929	652
In favour of BEE partners	xii	157	1	218	3
In respect of letters of credit	xiii	—	—	745	—

Guarantees in respect of joint ventures and associates
In respect of EGTL	xiv	3 042	—	2 660	—
In respect of GTL ventures	xv	2 914	—	2 557	—
Other performance guarantees	xvi	526	—	350	—
		110 514	38 121	39 047	21 388

Indemnities in respect of subsidiaries and joint operations

In respect of environmental obligations	xvii	896	858	510	510
Other indemnities and claims	xviii	813	272	449	72
In respect of letter of credit	xix	12	—	148	—

Indemnities in respect of joint ventures and associates
In respect of EGTL	xx	2 017	2 017	1 763	1 763
Other performance indemnities	xxi	674	—	635	—
		4 412	3 147	3 505	2 345

i                                             Completion guarantees and sureties issued in respect of the Lake Charles Chemical Project. This includes a loan facility of $3 995 million, of which $677 million is recognised in the statement of financial position, and a specific revolving credit facility of $1 500 million, from which no funds have yet been drawn.

ii                                          A guarantee has been issued in respect of the US dollar bond which is listed on the New York Stock Exchange, issued by its indirect 100% owned finance subsidiary, Sasol Financing International Limited. The outstanding debt on the statement of financial position was R12 241 million on 30 June 2015. Sasol Limited has fully and unconditionally guaranteed the bond.

iii                                       As part of the Sasol Inzalo share transaction, the C Preference shares issued by the Sasol Inzalo Groups Funding (Pty) Ltd and Sasol Inzalo Public Funding (Pty) Ltd to the financing institutions are secured against a guarantee of R8 614 million. In October 2014, Sasol Inzalo Groups Funding (Pty) Ltd and Sasol Inzalo Public Funding (Pty) Ltd refinanced the debt structure of the Inzalo transaction by issuing additional C preference shares to the existing C preference share holders and redeeming the D preference shares (issued to Sasol Limited). The issue of additional C preference shares resulted in a corresponding increase in the value of the guarantee issued by Sasol Limited.

iv                                      Guarantees of R6 438 million have been issued to Progress Energy Inc, in respect of the development of the qualifying costs related to the Farrel Creek shale gas assets in Canada.

v                                         Guarantees and sureties issued in respect of mining environmental obligations and other expansion activities of R2 848 million.

vi                                      Completion guarantees and sureties issued in respect of the INEOS joint operation of R2 556 million.

vii                                   Guarantees issued in favour of various financial institutions in respect of the debt facilities of R1 465 million for the Natref crude oil refinery. The outstanding debt on the statement of financial position was R1 465 million at 30 June 2015.

viii                                Sasol Limited issued a guarantee for Sasol Oil International Limited’s (SOIL) term crude oil contract with Saudi Aramco to cover two month’s crude oil commitments.

ix                                      Guarantees issued to various financial institutions in respect of debt facilities for the establishment of the retail convenience centre network of R700 million. The outstanding debt on the statement of financial position was R700 million at 30 June 2015.

x                                         Included in other guarantees are guarantees for customs and excise of R454 million in respect of feedstock purchases.

xi                                      Guarantees have been issued to various financial institutions in respect of the obligations of Companhia Moçambicana de Gasoduto SARL (CMG).

xii                                   In terms of the sale of 25% in Sasol Oil (Pty) Ltd to Tshwarisano LFB Investment (Pty) Ltd (Tshwarisano), facilitation for the financing requirements of Tshwarisano has been provided. The undiscounted exposure at 30 June 2015 amounted to R157 million. A liability for this guarantee at 30 June 2015, amounting to R1 million, has been recognised.

xiii                                Various guarantees issued in respect of letters of credit issued by subsidiaries.

xiv                               A performance guarantee has been issued in respect of Escravos GTL for the duration of the investment in the associate to an amount of US$250 million (R3 042 million).

Sasol Limited group

Notes to the financial statements

Other disclosures

(continued)

58                                  Guarantees, indemnities and contingent liabilities continued

58.1                        Guarantees and indemnities continued

xv                                  Sasol Limited has issued the following significant guarantees for the obligations of various of its subsidiaries in respect of the GTL Ventures. These guarantees relate to the construction and funding of ORYX GTL Limited in Qatar, including inter alia:

A guarantee for the take-or-pay obligations of a wholly owned subsidiary under the gas sale and purchase agreement (GSPA) entered into between ORYX GTL Limited, Qatar Petroleum and ExxonMobil Middle East Gas Marketing Limited, by virtue of this subsidiary’s 49% shareholding in ORYX GTL Limited. Sasol’s exposure is limited to the amount of US$180 million (R2 184 million). In terms of the GSPA, ORYX GTL Limited is contractually committed to purchase minimum volumes of gas from Qatar Petroleum and ExxonMobil Middle East Gas Marketing Limited on a take-or-pay basis. Should ORYX GTL terminate the GSPA prematurely, Sasol Limited’s wholly owned subsidiary will be obliged to take or pay for its 49% share of the contracted gas requirements. The term of the GSPA is 25 years from the date of commencement of operations. The project was commissioned in April 2007.

Sasol Limited issued a performance guarantee for the obligations of its subsidiaries in respect of and for the duration of the investment in Sasol Chevron Holdings Limited, limited to an amount of US$60 million (R730 million). Sasol Chevron Holdings Limited is a joint venture between a wholly owned subsidiary of Sasol Limited and Chevron Corporation.

All guarantees listed above are issued in the normal course of business.

xvi                               Various performance guarantees issued by subsidiaries. Provisions have been recognised in relation to certain performance guarantees that were issued as part of the licensing of Sasol’s GTL technology and catalyst performance in respect of ORYX GTL. The events that gave rise to these provisions are not expected to have a material effect on the economics of the group’s GTL ventures. Included is a performance guarantee for the Uzbekistan GTL project.

xvii                            Indemnities issued in respect of environmental obligations of R896 million.

xviii                         Various indemnities issued in respect of feedstock purchases and utility supply.

xix                               Various indemnities issued in respect of letters of credit issued by subsidiaries.

xx                                  An indemnity has been issued for Sasol’s portion of its commitments in respect of the fiscal arrangements relating to the Escravos GTL project to an amount of US$166 million (R2 017 million). An amount of R2 017 million has been recognised as a provision in this regard.

xxi                               Various performance indemnities issued by subsidiaries on behalf of joint ventures and associates. Provisions have been recognised in relation to certain performance indemnities that were issued as part of the licensing of Sasol’s GTL technology and catalyst performance in respect of ORYX GTL. The events that gave rise to these provisions are not expected to have a material effect on the economics of the group’s GTL ventures. Included is a performance indemnity for the Uzbekistan GTL project.

58.2                        Product warranties

The group provides product warranties with respect to certain products sold to customers in the ordinary course of business. These warranties typically provide that products sold will conform to specifications. The group generally does not establish a liability for product warranty based on a percentage of turnover or other formula. The group accrues a warranty liability on a transaction-specific basis depending on the individual facts and circumstances related to each sale. Both the liability and the annual expense related to product warranties are immaterial to the consolidated financial statements.

58.3                        Other contingencies

Subsidiaries

Sasol Limited has guaranteed the fulfilment of various subsidiaries’ obligations in terms of contractual agreements.

The group has guaranteed the borrowing facilities and banking arrangements of certain of its subsidiaries.

Legal costs

Legal costs expected to be incurred in connection with loss contingencies are expensed as incurred.

58.4                        Litigation

Legal proceedings and other contingencies

Sasol Nitro

As previously reported, Sasol Nitro, formerly a division of Sasol Chemical Industries (Proprietary) Limited (SCI), concluded a settlement agreement with the Competition Commission of South Africa (the Commission) in May 2009. This settlement agreement was in full and final settlement of contraventions relating to price fixing, market division and collusive tendering.

In May 2012, 58 individual farmers, through facilitation of the Transvaal Agricultural Union, filed civil claims totalling approximately R52 million against SCI. The applicants alleged that they had been overcharged by SCI for products purchased, and that this overcharge arose from conduct which was admitted to by SCI in the settlement agreement concluded with the Commission in May 2009.

In January 2015, SCI reached a settlement with all 58 farmers which constitutes a full and final settlement of this matter. The settlement was not material to the group.

Sasol Chemical Industries — complaint referral by Omnia

On 31 August 2011, Omnia Group (Pty) Ltd (Omnia) submitted a complaint against SCI to the Commission. The complaint related to, inter alia, allegations of excessive pricing for ammonia and price discrimination in respect of ammonia.

On 7 March 2012, the Commission issued a notice of non-referral in respect of the complaint on the grounds that the conduct complained of was substantially the same as the conduct in respect of which the Commission had concluded a settlement agreement with Sasol in July 2010.

On 5 April 2012, Omnia referred the complaint themselves to the South African Competition Tribunal (the Tribunal). Omnia alleged that:

•  SCI charged Omnia an excessive price for ammonia during the period from May 2006 to December 2008;

•  SCI had prevented Omnia from expanding within the markets for the supply of certain fertilisers during this period; and

•  SCI had engaged in prohibited price discrimination in respect of ammonia.

SCI did not agree with the allegations made, which were substantially similar to allegations in a civil claim for damages instituted by Omnia in 2009. SCI initiated its defence in both matters.

On 6 October 2014, both the competition matter and the arbitration were commercially settled between SCI and Omnia and Omnia has withdrawn its complaint against SCI. The settlement constitutes a full and final settlement between SCI and Omnia. The settlement was not material to the group.

Sasol Wax

As previously reported, on 1 October 2008, the European Commission found that members of the European wax industry, including Sasol Wax GmbH, had formed a cartel and violated antitrust laws. A fine of EUR 318,2 million was imposed by the European Commission on Sasol Wax GmbH and was subsequently paid. On 15 December 2008, all Sasol companies affected by the decision lodged an appeal with the European Union’s General Court against the decision of the European Commission on the basis that the fine is excessive and should be reduced. On 11 July 2014, the European General Court reduced the fine by EUR 168,22 million to EUR 149,98 million. The European Commission did not appeal the decision. Sasol accounted for this as a post balance sheet adjusting event in the 2014 income statement. The refund was received in August 2014.

As a result of the fine imposed on Sasol Wax GmbH, on 23 September 2011, Sasol Wax GmbH and Sasol Wax International AG were served with a law suit in the Netherlands by a company to which potential claims for compensation of damages have been assigned to by eight customers.

On 19 June 2015, Sasol and the plaintiffs concluded a full and final settlement. The settlement was not material to the group. The plaintiffs have formally withdrawn the law suit against Sasol.

Sasol Limited group

Notes to the financial statements

Other disclosures

(continued)

58                                  Guarantees, indemnities and contingent liabilities continued

58.4                        Litigation continued

Sasol Polymers

The Commission alleges that SCI charged excessive prices for propylene and polypropylene in the South African market from 2004 to 2007. Sasol disputes the Commission’s allegations. In 2010, the matter was referred by the Commission to the Tribunal. The matter was heard before the Tribunal during 2013.

On 5 June 2014, the Tribunal released its decision in respect of Sasol Polymers’ pricing of propylene and polypropylene. In its decision, the Tribunal made a finding against SCI in relation to its pricing of both propylene and polypropylene, for the period in question. In respect of purified propylene, the Tribunal imposed an administrative penalty of R205,2 million. In respect of polypropylene, the Tribunal imposed an administrative penalty of R328,8 million. In addition, the Tribunal also ordered revised future pricing of propylene and polypropylene.

On 27 June 2014, SCI filed an appeal against the decision of the Tribunal with the South African Competition Appeal Court (CAC). On 11 July 2014, the Commission delivered a Notice of Cross-Appeal requesting the Competition Appeal Court to increase the administrative penalties imposed on SCI to R1 094 million for propylene, and R1 754 million for polypropylene.

On 17 June 2015, the CAC handed down its judgment which upheld SCI’s appeal. The CAC set aside the decision of the Competition Tribunal and replaced it with the order that the complaint referral was dismissed. Following the ruling, SCI reversed the provision of R534 million for potential penalties.

On 23 July 2015, the Commission filed an application with the Constitutional Court in which it is seeking leave to appeal the decision of the CAC to the Constitutional Court. Sasol submitted its responding affidavit on 6 August 2015 and are awaiting a decision by the Constitutional Court. The outcome of this matter cannot be estimated at this point in time and accordingly, no provision was recognised at 30 June 2015.

Abuse of dominance investigation — Sasol Chemical Industries (Sasol Polymers), Sasol Synfuels, Sasol Oil and Sasol Limited

In November 2011, Safripol (Pty) Ltd (Safripol) initiated a complaint with the Commission against SCI. In the complaint, Safripol alleged that SCI had contravened various sections of the Competition Act with regard to pricing and supply of propylene and ethylene. Safripol subsequently withdrew the complaint.

The Commission however elected to continue with its investigation into the matter. Sasol was informed of the investigation in a letter from the Commission dated 30 July 2011. The Commission alleges that Sasol engaged in the following conduct:

•  Excessive pricing of propylene and ethylene required by Safripol;

•  Constructive refusal to supply scarce goods (namely propylene and ethylene);

•  Margin squeezing in respect of the supply of propylene and polypropylene; and

•  Price discrimination in relation to the sale of propylene and ethylene.

The Commission stated in the abovementioned letter that as the alleged conduct relates to pricing of inputs, and may be linked with the pricing and supply of feedstock propylene and ethylene, their investigation extends to Sasol Limited, Sasol Oil, Sasol Synfuels and SCI. The period under investigation is from 2008 to date.

On 22 December 2014, the Commission issued summons against employees of SCI, Synfuels, Sasol Oil and Sasol Limited whereby the Commission sought copies of documents and information from the employees. The responses in respect of all four summonses were submitted to the Commission on 31 March 2015.

The outcome of this matter cannot be estimated at this point in time and accordingly, no provision was recognised at 30 June 2015.

Sasol Oil — Commercial diesel

On 24 October 2012, the Commission referred allegations of price-fixing and market division against Chevron SA, Engen, Shell SA, Total SA, Sasol Limited, Sasol Oil, BP SA and the South African Petroleum Industry Association (‘‘SAPIA’’) to the Tribunal for adjudication.

The Commission is alleging that the respondents exchanged commercially sensitive information, mainly through SAPIA, in order to ensure that their respective prices for commercial diesel followed the Wholesale List Selling Price published by the Department of Energy.

This is not a new matter and Sasol began engaging with the Commission in this regard in 2008 as part of its group-wide competition law compliance review, which preceded the Commission’s investigation into the liquid fuels sector.

Sasol has reviewed the Commission’s referral documents and does not agree with the Commission’s allegations. Sasol is assessing the legal options available to it. The outcome of this matter cannot be estimated at this point in time and accordingly, no provision was recognised at 30 June 2015.

Sasol Mining — claimed compensation for lung diseases

On 2 April 2015, 22 plaintiffs (1 current and 21 former employees) instituted action against Sasol Mining (Pty) Limited at the High Court in Gauteng, South Africa, for allegedly having contracted lung diseases while working at its collieries. The plaintiffs allege that they were exposed to harmful quantities of coal dust while working underground for Sasol Mining and that the company failed to comply with various sections of the Mine Health and Safety Act, 1996, failed to comply with various regulations issued in terms thereof; and failed to take effective measures to reduce the exposure of mine workers to coal dust. All of which the plaintiffs allege increased the risk for workers to contract coal dust related lung diseases.

This lawsuit is not a class action but rather 22 individual cases, each of which will be judged on its own merits. The plaintiffs seek compensation for damages relating to past and future medical costs and loss of income amounting to R82,5 million in total. Sasol Mining is defending the claim. It is not possible at this stage to make an estimate of the likelihood that the plaintiffs will succeed with their claim and if successful, what the quantum of damages would be that the court will award. Therefore, no provision was made at 30 June 2015.

Other

From time to time, Sasol companies are involved in other litigation, tax and similar proceedings in the normal course of business. A detailed assessment is performed on each matter, and a provision is recognised where appropriate. Although the outcome of these proceedings and claims cannot be predicted with certainty, the company does not believe that the outcome of any of these cases would have a material effect on the group’s financial results.

58.5                        Competition matters

Sasol continuously evaluates its compliance programmes and controls in general, and its competition law compliance programme and controls. As a consequence of these compliance programmes and controls, including monitoring and review activities, Sasol has also adopted appropriate remedial and/or mitigating steps, where necessary or advisable, lodged leniency applications and made disclosures on material findings as and when appropriate. These ongoing compliance activities have already revealed, and may still reveal, competition law contraventions or potential contraventions in respect of which we have taken, or will take, appropriate remedial and/or mitigating steps including lodging leniency applications.

The Commission is conducting investigations into the South African liquid petroleum gas, fertilisers and polymer industries. Sasol continues to interact and co-operate with the Commission in respect of the subject matter of current leniency applications brought by Sasol, conditional leniency agreements concluded with the Commission, as well as in the areas that are subject to the Commission’s investigations.

58.6                        Environmental orders

Sasol is subject to loss contingencies pursuant to numerous national and local environmental laws and regulations that regulate the discharge of materials into the environment and that may require Sasol to remediate or rehabilitate the effects of its operations on the environment. The contingencies may exist at a number of sites, including, but not limited to, sites where action has been taken to remediate soil and groundwater contamination. These future costs are not fully determinable due to factors such as the unknown extent of possible contamination, uncertainty regarding the timing and extent of remediation actions that may be required, the allocation of the environmental obligation among multiple parties, the discretion of regulators and changing legal requirements.

Sasol’s environmental obligation accrued at 30 June 2015 was R11 022 million compared to R11 013 million at 30 June 2014. Included in this balance is an amount accrued of approximately R3 204 million in respect of the costs of remediation of soil and groundwater contamination and similar environmental costs. These costs relate to the following activities: site assessments, soil and groundwater clean-up and remediation, and on-going monitoring. Due to uncertainties regarding future costs the potential loss in excess of the amount accrued cannot be reasonably determined.

Although Sasol has provided for known environmental obligations that are probable and reasonably estimable, the amount of additional future costs relating to remediation and rehabilitation may be material to results of operations in the period in which they are recognised. It is not expected that these environmental obligations will have a material effect on the financial position of the group.

Sasol Limited group

Notes to the financial statements

Other disclosures

(continued)

59          Commitments under leases

Operating leases — Minimum future lease payments

The group leases buildings under long-term non-cancellable operating lease agreements and also rents offices and other equipment under operating leases that are cancellable at various short-term notice periods by either party.

	2015	2014
	Rm	Rm
Buildings and infrastructure
Within one year	345	372
One to five years	781	870
More than five years	1 948	1 316
	3 074	2 558

Equipment
Within one year	791	754
One to five years	1 270	838
More than five years	351	308
	2 412	1 900

Included in operating leases for equipment is the rental of a pipeline for the transportation of gas products. The rental payments are determined based on the quantity of gas transported. The lease may be extended by either party to the lease for a further three year period prior to the expiry of the current lease term of 17 years.

Water reticulation for Secunda Synfuels Operations
Within one year	115	127
One to five years	785	833
More than five years	2 219	2 652
	3 119	3 612

The water reticulation commitments of Secunda Synfuels Operations relate to a long-term water supply agreement. The rental payments are determined based on the quantity of water consumed over the 20 year period of the lease.

Total minimum future lease payments	8 605	8 070

These leasing arrangements do not impose any significant restrictions on the group or its subsidiaries.

Contingent rentals

The group has contingent rentals in respect of operating leases that are linked to market related data such as the rand/US dollar exchange rate and inflation.

Finance leases — Minimum future lease payments

The group leases buildings and other equipment under long-term non-cancellable finance lease agreements. These lease agreements contain terms of renewal and escalation clauses but exclude purchase options.

	2015	2014
	Rm	Rm
Within one year	262	175
One to two years	914	531
More than five years	1 740	745
Less amounts representing finance charges	(1 385)	(511)
Total minimum future lease payments	1 531	940

Contingent rentals

The group has no contingent rentals in respect of finance leases.

60          Related party transactions

A related party is an entity or person where the Sasol group can exercise influence or significant influence or which is controlled by the Sasol group. In particular, this relates to joint ventures and associates. Disclosure in respect of equity accounted joint ventures and associates is provided in notes 7 and 8 respectively.

Group companies, in the ordinary course of business, entered into various purchase and sale transactions with associates and joint ventures. The effect of these transactions is included in the financial performance and results of the group. Terms and conditions are determined on an arm’s length basis. Amounts owing (after eliminating intercompany balances) to related parties are disclosed in the respective notes to the financial statements for those statement of financial position items. No impairment of receivables related to the amount of outstanding balances is required.

Material related party transactions

The following table shows the material transactions that are included in the financial statements using the equity method for associates and joint ventures.

	2015	2014	2013
for the year ended 30 June	Rm	Rm	Rm
Sales and services rendered from subsidiaries to related parties
joint ventures	1 107	538	1 373
associates	—	679	1 564
	1 107	1 217	2 937

Purchases by subsidiaries from related parties
joint ventures	530	377	410
associates	89	85	80
	619	462	490

Identity of related parties with whom material transactions have occurred

Except for the group’s interests in joint ventures and associates, there are no other related parties with whom material individual transactions have taken place.

Key management remuneration

Key management comprises of executive and non-executive directors as well as other members of the Group Executive Committee (GEC).

Remuneration and benefits paid and short-term incentives approved for the executive directors’ and former executive director were as follows:

		Retirement	Other	Annual	Total	Total	Total
	Salary	funding	benefits	incentives(1)	2015(2)	2014(2)	2013
Executive directors	R’000	R’000	R’000	R’000	R’000	R’000	R’000
DE Constable(3)	17 722	234	5 477	23 578	47 011	51 962	53 668
VN Fakude	6 067	1 732	652	6 431	14 882	17 959	14 604
B Nqwababa(4)	1 960	249	582	1 652	4 443	—	—
KC Ramon(5)	—	—	—	—	—	9 635	13 584
P Victor(6)	1 999	300	279	2 269	4 847	8 231	—
Total	27 748	2 515	6 990	33 930	71 183	87 787	81 856

(1)         Incentives approved on the group results for the 2015 financial year and payable in the following year. Incentives are calculated as a percentage of total guaranteed package/net base salary as at 30 June 2015.

(2)         Total remuneration for the financial year excludes gains derived from the long-term incentive schemes which are separately disclosed.

(3)         Salary and short-term incentive paid in US dollars, reflected at the exchange rate of the month of payment for the salaries, and 4 September 2014 for the incentive being the date of approval of the consolidated annual financial statements.

(4)         Mr B Nqwababa was appointed as Chief Financial Officer effective 1 March 2015. A sign-on agreement totalling R9 000 000, payable over three years and linked to a retention period of 36 months, was concluded with Mr B Nqwababa as part of his employment contract compensating for some of the incentives and benefits forfeited when he resigned from his previous employer. A payment of R4 000 000 was made with his first salary and the amount disclosed reflects the portion related to the financial year; the balance is to be paid in equal instalments over financial year 2016 and financial year 2017.

(5)         Ms KC Ramon resigned as Chief Financial Officer with effect from 9 September 2013, and resigned from the group on 30 November 2013.

(6)         Mr P Victor was acting Chief Financial Officer until 28 February 2015 and pro-rata amounts are disclosed. Retention agreement of R3 000 000 offered to Mr P Victor with R1 500 000 paid in October 2014 linked to a retention period of 36 months. This amount reflects the portion related to his period as acting Chief Financial Officer, October 2014 - February 2015.

Sasol Limited group

Notes to the financial statements

Other disclosures

(continued)

60           Related party transactions continued

Long-term incentives for the executive directors’ and former executive director were as follows:

	Long-term incentive rights	Share appreciation rights, with performance targets	Share appreciation rights, without performance targets	Total	Total	Total
	vested	exercised	exercised	2015	2014	2013
Executive directors	R’000	R’000	R’000	R’000	R’000	R’000
DE Constable(1)	19 383	—	—	19 383	36 635	—
VN Fakude	10 796	—	—	10 796	36 245	9 726
KC Ramon	—	—	—	—	16 551	15 001
P Victor	1 238	—	—	1 238	2 650	—
Total	31 417	—	—	31 417	92 081	24 727

(1) Mr DE Constable’s on appointment LTI award vested in terms of the rules three years after his date of appointment, subject to the achievement of CPTs.

Remuneration and benefits paid and short-term incentives approved for the GEC were as follows:

		Retirement	Other	Annual	Total	Total	Total
	Salary	funding	benefits	incentives(1)	2015(2)	2014(2)	2013
GEC	R’000	R’000	R’000	R’000	R’000	R’000	R’000
SR Cornell(3)	7 753	208	4 621	6 489	19 071	7 588	—
AM de Ruyter(4)	—	—	—	—	—	2 676	11 818
FR Grobler(5)	3 012	1 316	279	3 141	7 748	8 393	—
VD Kahla	4 690	618	441	3 642	9 391	10 904	9 450
BE Klingenberg	4 514	1 421	406	4 362	10 703	11 822	10 009
E Oberholster(6)	2 355	1 051	63	2 063	5 532	6 515	—
M Radebe	3 771	682	365	3 002	7 820	8 742	6 981
CF Rademan	3 674	1 772	423	4 210	10 079	11 802	9 312
SJ Schoeman	3 821	417	280	3 049	7 567	1 407	—
GJ Strauss(7)	—	—	—	—	—	2 805	12 042
Total	33 590	7 485	6 878	29 958	77 911	72 654	59 612
Number of members					10	10	6

(1)         Incentives approved on the group results for the 2015 financial year and payable in the following year. Incentives are calculated as a percentage of total guaranteed package or base salary as at 30 June 2015.

(2)         Total remuneration for the financial year excludes gains derived from the long-term incentive schemes which are separately disclosed.

(3)         Mr SR Cornell was appointed as a member of the GEC with effect from 1 February 2014. Details reflect the period of service on the GEC. Mr Cornell, under his US employment contract, is paid in US dollar and the amount reflected above, for purposes of disclosure only, has been converted to Rand using the average exchange rate over the period.

(4)         Mr AM de Ruyter resigned from the group with effect from 30 November 2013.

(5)         Mr FR Grobler was appointed as a member of the GEC with effect from 1 December 2013. Details reflect the period of service on the GEC.

(6)         Mr E Oberholster retired from the group with effect from 31 March 2015. Details reflect the period of service on the GEC.

(7)         Mr GJ Strauss retired from the group with effect from 30 September 2013.

Long-term incentives for the GEC were as follows:

	Long-term incentive rights	Share appreciation rights, with performance targets	Share appreciation rights, without performance targets	Total	Total	Total
	vested	exercised	exercised	2015	2014	2013
GEC	R’000	R’000	R’000	R’000	R’000	R’000
AM de Ruyter(1)	—	—	—	—	37 153	6 138
FR Grobler	2 082	—	—	2 082	2 117	—
VD Kahla(2)	2 736	—	—	2 736	11 950	—
BE Klingenberg	4 927	—	—	4 927	7 597	601
E Oberholster	8 082	—	—	8 082	2 454	—
M Radebe(2)	3 419	—	—	3 419	10 416	2 045
CF Rademan	5 912	—	—	5 912	12 792	5 292
SJ Schoeman(1)	867	—	—	867	2 830	—
GJ Strauss	—	—	—	—	42 720	26 120
Total	28 025	—	—	28 025	130 029	40 196

(1)         Awarded on appointment to the GEC as well as two supplementary awards were granted in 2010 after an extended closed period during the Competition Commission investigation; vesting was subject to achievement of CPTs.

(2)         On appointment award upon appointment to the GEC. Vesting was subject to the achievement of CPTs.

Non-executive directors’ remuneration for the year was as follows:

Non-executive	Board meeting fees	Lead director fees	Committee fees	Share incentive trustee fees	Ad Hoc Special Board - Committee Meeting	Total 2015	Total 2014	Total 2013
directors’	R’000	R’000	R’000	R’000	R’000	R’000	R’000	R’000
MSV Gantsho (Chairman)	4 900	—	—	—	—	4 900	3 132	825
JE Schrempp (Lead Independent Director)(1)	1 736	603	461	67	42	2 909	2 489	2 146
C Beggs	530	—	515	—	84	1 129	1 011	1 027
HG Dijkgraaf(1)	1 736	—	922	67	63	2 788	2 383	2 317
NNA Matyumza(2)	398	—	149	—	63	610	—	—
IN Mkhize	530	—	569	134	84	1 317	1 193	839
ZM Mkhize	530	—	117	—	42	689	603	605
MJN Njeke	530	—	199	—	63	792	704	717
B Nqwababa(3)	123	—	48	—	—	171	419	—
TH Nyasulu(4)	—	—	—	—	—	—	2 000	4 520
PJ Robertson(1)	1 736	—	410	67	63	2 276	1 796	1 460
S Westwell(1)	1 736	—	537	—	84	2 357	1 985	1 725
Total	14 485	603	3 927	335	588	19 938	17 715	16 181

(1)         Board and committee fees paid in US dollars.

(2)         Appointed as Non-executive director effective 8 September 2014.

(3)         Resigned as Non-executive director effective 26 September 2014.

(4)         Resigned as Chairman and Non-executive director effective 22 November 2013.

Sasol Limited group

Notes to the financial statements

Other disclosures

(continued)

60           Related party transactions continued

The aggregate beneficial shareholding of the directors of the company and the group executive committee and their associates (none of which have a holding greater than 1%) in the issued share capital of the company are detailed in the tables below.

	2015			2014
			Total			Total
Beneficial	Number of shares		beneficial	Number of shares		beneficial
shareholding	Direct	Indirect(1)	shareholding	Direct	Indirect(1)	shareholding
Executive directors
VN Fakude	4 269	—	4 269	1 500	—	1 500
KC Ramon(2)	—	—	—	30	41 556	41 586
Non-executive directors
IN Mkhize	313	18 626	18 939	313	18 626	18 939
TH Nyasulu(3)	—	—	—	—	1 450	1 450
Total	4 582	18 626	23 208	1 843	61 632	63 475

(1) Includes units held in the Sasol Share Savings Trust and shares held through Sasol Inzalo Public Limited.

(2) Resigned as director with effect from 9 September 2013.

(3) Resigned as director with effect from 22 November 2013.

	2015			2014
			Total			Total
Beneficial	Number of shares		beneficial	Number of shares		beneficial
shareholding	Direct	Indirect(1)	shareholding	Direct	Indirect(1)	shareholding
GEC
AM de Ruyter(2)	—	—	—	5 900	—	5 900
M Radebe	—	3 357	3 357	—	3 819	3 819
CF Rademan	2 500	—	2 500	—	—	—
GJ Strauss(3)	—	—	—	4 300	—	4 300
FR Grobler(4)	13 500	—	13 500	13 500	—	13 500
E Oberholster(5)	—	—	—	—	300	300
Total	16 000	3 357	19 357	23 700	4 119	27 819

(1) Includes units held in the Sasol Share Savings Trust and shares held through Sasol Inzalo Public Limited.

(2) Mr AM de Ruyter resigned from the group with effect from 30 November 2013.

(3) Mr GJ Strauss retired from the group with effect from 30 September 2013.

(4) Mr FR Grobler was appointed as a member of the GEC with effect from 1 December 2013.

(5) Mr E Oberholster retired from the group with effect from 31 March 2015. Details reflect the period of service on the GEC.

Identity of related parties with whom material transactions have occurred

Except for the group’s interests in joint ventures and associates, there are no other related parties with whom material individual transactions have taken place.

61          Subsequent events

On 22 July 2015, Sasol entered into an interest rate swap to convert 50% of a US$4 billion term loan facility from a variable interest rate to a fixed interest rate, in terms of the loan agreement. The loan will be utilised to fund the capital expenditure of the Lake Charles Chemical Project in the United States.

62          Interest in joint operations

At 30 June, the group’s interest in material joint operations were:

	Country of		% of equity owned
Name	incorporation	Nature of activities	2015	2014
Sasol Canada	Canada	Development of shale gas reserves and production and marketing of shale gas	50	50
Natref	South Africa	Refining of crude oil	64	64

In accordance with the group’s accounting policy, the results of joint operations are accounted for on a line by line basis.  The information provided below includes intercompany transactions and balances. The information below includes Sasol’s share of the joint operations.

	Sasol Canada	Natref	Other*	2015 Total	2014 Total
	Rm	Rm	Rm	Rm	Rm
Statement of financial position
External non-current assets	11 074	2 667	2 883	16 624	14 996
property, plant and equipment	8 709	2 096	1 722	12 527	8 997
assets under construction	2 365	569	1 107	4 041	5 950
other non-current assets	—	2	54	56	49
External current assets	2 223	322	2 519	5 064	2 215
Intercompany current assets	—	1	75	76	63
Total assets	13 297	2 990	5 477	21 764	17 274
Shareholders’ equity	12 359	222	890	13 471	12 343
Long-term debt (interest bearing)	—	1 360	2 702	4 062	1 510
Intercompany long-term debt	—	—	224	224	935
Long-term provisions	483	75	—	558	451
Other non-current liabilities	—	503	—	503	484
Interest bearing current liabilities	—	303	90	393	205
Non-interest-bearing current liabilities	443	494	419	1 356	1 263
Intercompany current liabilities	12	33	1 152	1 197	83
Total equity and liabilities	13 297	2 990	5 477	21 764	17 274
Income statement
Turnover	695	581	815	2 091	2 021
Operating (loss)/profit	(2 469)	353	49	(2 067)	(6 610)
Other expenses	(9)	(173)	(36)	(218)	(146)
Net (loss)/profit before tax	(2 478)	180	13	(2 285)	(6 756)
Taxation	—	(52)	2	(50)	(68)
Attributable (loss)/profit	(2 478)	128	15	(2 335)	(6 824)

Sasol Limited group

Notes to the financial statements

Other disclosures

(continued)

62           Interest in joint operations continued

	Sasol Canada	Natref	Other*	2015 Total	2014 Total
	Rm	Rm	Rm	Rm	Rm
Statement of cash flows
Cash flow from operations	501	612	127	1 240	999
Movement in working capital	(180)	(46)	156	(70)	(343)
Taxation paid	—	(33)	(4)	(37)	(18)
Other expenses	(3)	(192)	(194)	(389)	(198)
Cash available from operations	318	341	85	744	440
Dividends paid	—	(127)	—	(127)	(130)
Cash retained from operations	318	214	85	617	310
Cash flow from investing activities	(2 926)	(409)	(912)	(4 247)	(4 909)
Cash flow from financing activities	3 227	195	1 758	5 180	3 273
Decrease/(increase) in cash requirements	619	—	931	1 550	(1 326)

*  Includes Sasol Yihai, Central Térmica de Ressano Garcia (CTRG) and our high density polyethylene plant in North America.

At 30 June 2015, the group’s share of the total capital commitments of joint operations amounted to R5 401 million (2014 – R3 471 million).

The Sasol Canada business results are associated with our shale gas assets in Canada, in line with the group’s strategy to grow Sasol’s upstream asset base. Capital commitments relating to the joint operation amounted to R2 511 million (2014 – R2 857 million).

63          Interest in significant operating subsidiaries

Sasol Limited is the ultimate parent of the Sasol group of companies. Our wholly owned subsidiary, Sasol Investment Company (Pty) Ltd, a company incorporated in the Republic of South Africa, holds primarily our interests in companies incorporated outside South Africa. The following table presents each of the group’s significant subsidiaries (including direct and indirect holdings), the nature of business, percentage of shares of each subsidiary owned and the country of incorporation at 30 June 2015.

There are no significant restrictions on the ability of the group’s subsidiaries to transfer funds to Sasol Limited in the form of cash dividends or repayment of loans or advances.

Name Operating subsidiaries	Country of		% of equity owned		Investment at cost(1)
Direct	incorporation	Nature of activities	2015	2014	2015	2014
Sasol Mining Holdings (Pty) Ltd	Republic of South Africa	Holding company of the group’s mining interests.	100	100	8 499	8 499
Sasol Technology (Pty) Ltd	Republic of South Africa	Engineering services, research and development and technology transfer.	100	100	1 542	709
Sasol Financing (Pty) Ltd	Republic of South Africa	Management of cash resources, investment and procurement of loans for South African operations.	100	100	*	*
Sasol Investment Company (Pty) Ltd	Republic of South Africa	Holding company of the group’s foreign investments and investment in movable and immovable property.	100	100	51 185	37 735
Sasol South Africa (Pty) Ltd	Republic of South Africa	Focused on integrated petrochemicals and energy and all such other things as may be considered to be incidental or conducive to the attainment and support of the main business of the company.	100	100	18 029	15 574
Sasol Gas Holdings (Pty) Ltd	Republic of South Africa	Holding company of the group’s gas interests.	100	100	*	*
Sasol Oil (Pty) Ltd	Republic of South Africa	Marketing of fuels and lubricants.	75	75	609	378
Sasol New Energy Holdings (Pty) Ltd	Republic of South Africa	Developing and commercialising renewable and lower-carbon energy as well as carbon capture storage solutions.	100	100	1 545	1 795

* Nominal amount.

(1) The cost of these investments represents the holding company’s investment in the subsidiaries, which eliminate on consolidation.

Sasol Limited group

Notes to the financial statements

Other disclosures

(continued)

63           Interest in significant operating subsidiaries continued

Name Operating subsidiaries	Country of		% of equity owned
Indirect	incorporation	Nature of activities	2015	2014
The Republic of Mozambique Pipeline Investment Company (Pty) Ltd*	Republic of South Africa	Owning and operating of the natural gas transmission pipeline between Temane in Mozambique and Secunda in South Africa for the transportation of natural gas produced in Mozambique to markets in Mozambique and South Africa.	50	50
Sasol UK Limited	United Kingdom	Marketing and distribution of chemical products.	100	100
Sasol Chemicals Pacific Limited	Hong Kong	Marketing and distribution of chemical products.	100	100
Sasol Chemical Holdings International (Pty) Ltd	Republic of South Africa	Investment in the Sasol Chemie group.	100	100
Sasol Financing International Limited	Republic of South Africa	Management of cash resources, investment and procurement of loans for operations outside South Africa.	100	100
Sasol Gas (Pty) Ltd	Republic of South Africa	Marketing, distribution and transportation of pipeline gas and the maintenance and operation of pipelines used for the transportation of various types of gas.	100	100
Sasol Germany GmbH	Germany	Production, marketing and distribution of waxes and wax related products.	100	100
Sasol Italy SpA	Italy	Trading and transportation of oil products, petrochemicals and chemical products and their derivatives.	100	100
Sasol Mining (Pty) Ltd	Republic of South Africa	Coal mining activities.	90	90
Sasol Holdings (USA) (Pty) Ltd	Republic of South Africa	To manage and hold the group’s interest in the United States.	100	100
Sasol Oil International Limited	Isle of Man	Buying and selling of crude oil.	100	100
Sasol Africa (Pty) Ltd	Republic of South Africa	Exploration, appraisal, development, production, marketing and distribution of natural oil and gas and associated products.	100	100
Sasol Holdings (Asia Pacific) (Pty) Ltd	Republic of South Africa	Holding company of foreign investments.	100	100
Sasol Middle East and India (Pty) Ltd	Republic of South Africa	Develop and implement international GTL and CTL ventures.	100	100
Sasol Wax International Aktiengesellschaft	Germany	Holding company of the Sasol Wax operations.	100	100
Sasol Canada Holdings Limited	Canada	Exploration, development, production, marketing and distribution of natural oil and gas and associated products in Canada.	100	100

Non-controlling interests

The group has a number of subsidiaries with non-controlling interests, however none of them were material to the financial statements.

* Through contractual arrangements Sasol exercises control over the relevant activities of Rompco.

64          Financial risk management and financial instruments

Introduction

The group is exposed in varying degrees to a number of financial instrument related risks.  The group executive committee (GEC) has the overall responsibility for the establishment and oversight of the group’s risk management framework. The GEC established the risk and safety, health and environment committee, which is responsible for providing the board with the assurance that significant business risks are systematically identified, assessed and reduced to acceptable levels. A comprehensive risk management process has been developed to continuously monitor and control these risks. The Sasol group has a central treasury function that manages the financial risks relating to the group’s operations. The board of Sasol Financing (the treasury company and a 100% subsidiary of Sasol Limited), meets regularly to review and, if appropriate, approve the implementation of optimal strategies for the effective management of financial risks.  The committee reports on a regular basis to the GEC on its activities.

Capital risk management

The group’s objectives when managing capital (which includes share capital, borrowings, working capital and cash and cash equivalents) is to maintain a flexible capital structure that reduces the cost of capital to an acceptable level of risk and to safeguard the group’s ability to continue as a going concern while taking advantage of strategic opportunities in order to grow shareholder value sustainably.

The group manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain the capital structure, the group may adjust the amount of dividends paid to shareholders, return capital to shareholders, repurchase shares currently issued, issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics and/or sell assets to reduce debt.

The group monitors capital utilising a number of measures, including the gearing ratio. The gearing ratio is calculated as net borrowings (total borrowings less cash) divided by shareholders’ equity. The group’s targeted gearing ratio is 20% – 40%. The gearing level takes into account the group’s substantial capital investment and susceptibility to external market factors such as crude oil prices, exchange rates and commodity chemical prices. The group’s gearing level for 2015 is (2,8%) (2014 - (6,3%); 2013 - (1,1%)). The gearing ratio is expected to return to the targeted range as the capital expansion programme progresses in the medium- to long-term horizon.

Financing risk

Financing risk refers to the risk that financing of the group’s capital requirements and refinancing of existing borrowings could become more difficult or more costly in the future. This risk can be decreased by achieving the targeted gearing ratio, ensuring that maturity dates are evenly distributed over time, and that total short-term borrowings do not exceed liquidity levels.

The group’s target for long-term borrowings include an average time to maturity of at least 2 years, and an even spread of maturities.

Sasol Limited group

Notes to the financial statements

Other disclosures

(continued)

64           Financial risk management and financial instruments continued

Credit rating

To achieve and keep an efficient capital structure, the group aims to maintain a stable long-term credit rating.

Risk profile

Risk management and measurement relating to each of these risks is discussed under the headings below (subcategorised into credit risk, liquidity risk, and market risk) which entails an analysis of the types of risk exposure, the way in which such exposure is managed and quantification of the level of exposure in the statement of financial position. The group’s objective in using derivative instruments is for hedging purposes to reduce the uncertainty over future cash flows arising from foreign currency, interest rate and commodity price risk exposures.

Credit risk

Credit risk, or the risk of financial loss due to counterparties not meeting their contractual obligations, is managed by the application of credit approvals, limits and monitoring procedures. Where appropriate, the group obtains security in the form of guarantees to mitigate risk. Counterparty credit limits are in place and are reviewed and approved by the respective subsidiary credit management committees. The central treasury function provides credit risk management for the group-wide exposure in respect of a diversified group of banks and other financial institutions. These are evaluated regularly for financial robustness especially in the current global economic environment. Management has evaluated treasury counterparty risk and does not expect any treasury counterparties to fail in meeting their obligations.

Trade and other receivables consist of a large number of customers spread across diverse industries and geographical areas. The exposure to credit risk is influenced by the individual characteristics, the industry and geographical area of the counterparty with whom we have transacted. Trade and other receivables are carefully monitored for impairment. An allowance for impairment of trade receivables is made where there is an identified loss event, which based on previous experience, is evidence of a reduction in the recoverability of the cash flows. Details of the credit quality of trade receivables and the associated provision for impairment is disclosed in note 14.

No single customer represents more than 10% of the group’s total turnover or more than 10% of total trade receivables for the years ended 30 June 2015, 2014 and 2013. Approximately 51% (2014 - 52%; 2013 - 49%) of the group’s total turnover is generated from sales within South Africa, while about 20% (2014 - 21%; 2013 - 22%) relates to European sales and 12% relates to sales within the US. Approximately 51% (2014 - 51%; 2013 - 49%) of the amount owing in respect of trade receivables is from counterparties in South Africa, while European receivables amount to about 23% (2014 - 24%; 2013 - 26%) and US receivables amount to 9%.

Credit risk exposure in respect of long-term receivables and trade receivables is further analysed in notes 10 and 14, respectively. The carrying value represents the maximum credit risk exposure.

Liquidity risk

Liquidity risk is the risk that an entity in the group will be unable to meet its obligations as they become due. The group manages liquidity risk by effectively managing its working capital, capital expenditure and cash flows, making use of a central treasury function to manage pooled business unit cash investments and borrowing requirements. Currently the group is maintaining a positive cash position, conserving the group’s cash resources through renewed focus on working capital improvement and capital reprioritisation. The group meets its financing requirements through a mixture of cash generated from its operations and, short- and long-term borrowings. Adequate banking facilities and reserve borrowing capacities are maintained. The Sasol group is in compliance with all of the financial covenants per its loan agreements, none of which is expected to present a material  restriction on funding or its investment policy in the near future.  The group has sufficient undrawn borrowing facilities, which could be utilised to settle obligations.  Refer to Note 18.

The group has provided guarantees for the financial obligations of subsidiaries, joint ventures and third parties. The outstanding guarantees at 30 June 2015 are provided in note 58.1.

The maturity profile of the contractual cash flows of financial instruments at 30 June were as follows:

		Contractual cash flows*	Within one year	One to five years	More than five years
	Note	Rm	Rm	Rm	Rm
2015
Financial assets
Non-derivative instruments
Long-term receivables	10	2 957	1 405	237	1 315
Trade receivables	14	21 663	21 663	—	—
Other receivables	15	1 631	1 631	—	—
Cash restricted for use	17	5 022	5 022	—	—
Cash	17	48 329	48 329	—	—
Investments available-for-sale(1)	6	745	—	—	745
Investments held-to-maturity(1)	6	81	—	81	—
		80 428	78 050	318	2 060
Derivative instruments
Forward exchange contracts		4 722	4 643	79	—
Commodity derivatives		27	27	—	—
		85 177	82 720	397	2 060
Financial liabilities
Non-derivative instruments
Long-term debt		(45 846)	(2 797)	(17 721)	(25 328)
Short-term debt	24	(534)	(534)	—	—
Trade payables and accrued expenses	29	(20 278)	(20 278)	—	—
Other payables	30	(1 249)	(1 249)	—	—
Bank overdraft	17	(319)	(319)	—	—
Financial guarantees(2)		(373)	(373)	—	—
		(68 599)	(25 550)	(17 721)	(25 328)
Derivative instruments
Forward exchange contracts		(4 823)	(4 742)	(81)	—
		(73 422)	(30 292)	(17 802)	(25 328)

*

Where a derivative is linked to an index, the amount payable or receivable has been based on the estimated forward exchange rates at the settlement date. Foreign exchange contracts and cross currency swaps are settled on a gross basis, while all other derivatives are net settled. For gross settled derivatives, the cash outflow has been included in financial liabilities, while the cash inflow is included in financial assets.

(1)	These investments have been added to our liquidity analysis as it reflects the way the business is managed.
(2)	Issued financial guarantees contracts are all repayable on demand, however the likelihood of default is considered remote. Refer to note 58.

Sasol Limited group

Notes to the financial statements

Other disclosures

(continued)

64           Financial risk management and financial instruments continued

		Contractual cash flows*	Within one year	One to five years	More than five years
	Note	Rm	Rm	Rm	Rm
2014
Financial assets
Non-derivative instruments
Long-term receivables	10	2 963	226	1 565	1 172
Trade receivables	14	22 637	22 637	—	—
Other receivables	15	3 839	3 839	—	—
Cash restricted for use	17	1 245	1 245	—	—
Cash	17	37 155	37 155	—	—
Investments available-for-sale(1)	6	628	—	—	628
Investments held for trading(1)	6	43	—	—	43
Investments held-to-maturity(1)	6	205	—	—	205
		68 715	65 102	1 565	2 048
Derivative instruments
Forward exchange contracts		14 519	13 048	1 471	—
		83 234	78 150	3 036	2 048
Financial liabilities
Non-derivative instruments
Long-term debt		(38 709)	(3 412)	(22 078)	(13 219)
Short-term debt	24	(135)	(135)	—	—
Trade payables and accrued expenses	29	(18 950)	(18 950)	—	—
Other payables	30	(904)	(904)	—	—
Bank overdraft	17	(379)	(379)	—	—
		—			—
Financial guarantees(2)		(442)	(442)	—	—
		(59 519)	(24 222)	(22 078)	(13 219)
Derivative instruments
Forward exchange contracts		(14 447)	(13 031)	(1 416)	—
Interest rate derivatives		(3)	(1)	(2)	—
Commodity derivatives		(87)	(87)	—	—
		(74 056)	(37 341)	(23 496)	(13 219)

*

Where a derivative is linked to an index, the amount payable or receivable has been based on the estimated forward exchange rates at the settlement date. Foreign exchange contracts and cross currency swaps are settled on a gross basis, while all other derivatives are net settled. For gross settled derivatives, the cash outflow has been included in financial liabilities, while the cash inflow is included in financial assets.

(1)	These investments have been added to our liquidity analysis as it reflects the way the business is managed.
(2)	Issued financial guarantees contracts are all repayable on demand, however the likelihood of default is considered remote. Refer to note 58.

Cash flow hedges

In certain cases, the group classifies its forward foreign currency contracts hedging highly probable forecast transactions as cash flow hedges. Where this designation is documented, changes in fair value are recognised in equity until the hedged transactions occur, at which time the respective gains or losses are transferred to the income statement (or hedged item on the statement of financial position) in accordance with the group’s accounting policy.

The expected future timing of the recycling of derivatives used for hedging on the income statement at 30 June were as follows:

	Carrying value	Within one year	One to five years	More than five years
	Rm	Rm	Rm	Rm
2015
Derivative instruments — cash flow hedges
Financial assets	2	1	—	1
Financial liabilities	5	1	2	2

2014
Derivative instruments — cash flow hedges
Financial assets	4	4	—	—
Financial liabilities	2	2	—	—

Market risk

Market risk is the risk arising from possible market price movements and their impact on the future cash flows of the business. The market price movements that the group is exposed to include foreign currency exchange rates, interest rates and oil and natural gas prices (commodity price risk). The group has developed policies aimed at managing the volatility inherent in these exposures which are discussed in the risks below.

Foreign currency risk

The group’s transactions are predominantly entered into in the respective functional currency of the individual operations.  However, the group’s operations utilise various foreign currencies on sales, purchases and borrowings and consequently, are exposed to exchange rate fluctuations that have an impact on cash flows and financing activities.  These operations are exposed to foreign currency risk in connection with contracted payments in currencies not in their individual functional currency.  The translation of foreign operations to the presentation currency of the group is not taken into account when considering foreign currency risk.  Foreign currency risks are managed through the group’s financing policies and the selective use of forward exchange contracts and cross-currency swaps.

Changes in foreign exchange rates also affect the group’s earnings in connection with the translation of the income statements of foreign subsidiaries with a functional currency of  South African Rand.  Sasol does not hedge such exposure.  The translation exposures arising from income statements of foreign subsidiaries are included in the analysis mentioned below.

Our group executive committee (GEC) sets broad guidelines in terms of tenor and hedge cover ratios specifically to assess large forward cover amounts for long periods into the future, which have the potential to materially affect our financial position. These guidelines and our hedging policy are reviewed from time to time. This hedging strategy enables us to better predict cash flows and thus manage our working capital and debt more effectively. We do not hedge foreign currency receipts.

Sasol Limited group

Notes to the financial statements

Other disclosures

(continued)

64           Financial risk management and financial instruments continued

The following significant exchange rates were applied during the year:

	Average rate		Closing rate
	2015	2014	2015	2014
Rand/Euro	13,76	14,10	13,56	14,57
Rand/US dollar	11,45	10,39	12,17	10,64
Rand/Pound sterling	18,04	16,91	19,12	18,20

The table below shows the currency exposure where entities within the group have monetary assets or liabilities that are denominated in a currency that is not the functional currency of the respective entities. The amounts have been presented in rand by converting the foreign currency amount at the closing rate at the reporting date.

	2015
	Total	Euro	US dollar	Pound sterling	Rand	Other
	Rm	Rm	Rm	Rm	Rm	Rm

Long-term receivables	393	195	99	—	—	99
Trade receivables	3 243	609	2 566	45	—	23
Other receivables	208	1	146	—	—	61
Cash restricted for use	447	—	52	—	—	395
Cash	7 011	3 826	2 288	177	250	470
Exposure on external asset balances	11 302	4 631	5 151	222	250	1 048
Forward exchange contracts	(248)	(34)	(188)	—	—	(26)
Net exposure on assets	11 054	4 597	4 963	222	250	1 022

Long-term debt	(193)	(179)	(14)	—	—	—
Short-term debt	(62)	—	(62)	—	—	—
Trade payables and accrued expenses	(2 323)	(132)	(2 049)	(34)	(2)	(106)
Other payables	(670)	(54)	(495)	(17)	—	(104)
Bank overdraft	(136)	—	(136)	—	—	—
Exposure on external liability balances	(3 384)	(365)	(2 756)	(51)	(2)	(210)
Forward exchange contracts*	6 312	48	6 264	—	—	—
Net exposure on liabilities	2 928	(317)	3 508	(51)	(2)	(210)
Exposure on external balances	13 982	4 280	8 471	171	248	812
Net exposure on balances between group companies	2 584	(2 316)	6 023	(765)	(677)	319

Total net exposure	16 566	1 964	14 494	(594)	(429)	1 131

*

The US Dollar bond was transferred to Sasol Financing International Limited, which has a functional currency of US Dollar. As a result, there is no longer any income statement exposure on this instrument. The related FEC is still in place, and as a result, there is a degree of over coverage on foreign exchange exposure.

	2014
	Total	Euro	US dollar	Pound sterling	Rand	Other
	Rm	Rm	Rm	Rm	Rm	Rm

Long-term receivables	1 543	—	1 375	—	—	168
Trade receivables	3 202	593	2 477	81	—	51
Other receivables	300	112	118	10	—	60
Cash restricted for use	255	—	82	2	—	171
Cash	19 396	3 030	15 519	167	275	405
Exposure on external asset balances	24 696	3 735	19 571	260	275	855
Forward exchange contracts	(240)	(5)	(233)	—	—	(2)
Net exposure on assets	24 456	3 730	19 338	260	275	853

Long-term debt	(11 205)	(393)	(10 622)	—	—	(190)
Trade payables and accrued expenses	(3 110)	(303)	(2 163)	(543)	—	(101)
Other payables	(447)	(1)	(321)	(75)	(1)	(49)
Bank overdraft	(126)	—	(126)	—	—	—
Exposure on external liability balances	(14 888)	(697)	(13 232)	(618)	(1)	(340)
Forward exchange contracts	6 642	469	6 165	8		—
Net exposure on liabilities	(8 246)	(228)	(7 067)	(610)	(1)	(340)
Exposure on external balances	16 210	3 502	12 271	(350)	274	513
Net exposure on balances between group companies	6 615	5 945	1 560	125	(505)	(510)

Total net exposure	22 825	9 447	13 831	(225)	(231)	3

Sensitivity analysis

The following sensitivity analysis is provided to show the foreign currency exposure of the group at the end of the reporting period. This analysis is prepared based on the statement of financial position balances,  that exist at year end, for which there is currency risk. The expected effect on the income statement and equity is calculated based on the net balance sheet exposure at the end of the reporting period, after taking into account forward exchange contracts which exist at that point. This sensitivity represents the exposure of the group at a point in time, based only on recognised balances for which currency risk has been identified.

Sasol Limited group

Notes to the financial statements

Other disclosures

(continued)

64           Financial risk management and financial instruments continued

A 10% change in the group’s exposure to foreign currency at 30 June would have increased/(decreased) either the equity or the profit by the amounts below before the effect of tax. This analysis assumes that all other variables, in particular, interest rates, remain constant, and has been performed on the same basis for 2014.

	2015		2014
	Equity	Income statement	Equity	Income statement
	Rm	Rm	Rm	Rm
Euro	196	196	945	945
US dollar	1 449	1 449	1 383	1 383
Pound sterling	(59)	(59)	(23)	(23)
Rand	(43)	(43)	(23)	(23)
Other currencies	113	113	—	—

A 10% movement in the opposite direction in the group’s exposure to foreign currency would have an equal and opposite effect to the amounts disclosed above.

The majority of these balances will also be exposed to a change in the rand, as compared to the various currencies used in the group.

A 10% strengthening of the rand on the group’s exposure to foreign currency risk on external balances and FECs for which we have commitments at 30 June would have increased / (decreased) either equity or profit of the group, respectively, by the amounts below before the effect of tax. This analysis assumes that all other variables, in particular, interest rates, and cross currency foreign exchange rates remain constant. The same basis has been used for 2014.

	2015		2014
	Equity	Income statement	Equity	Income statement
	Rm	Rm	Rm	Rm
Euro	428	—	350	7
US dollar	847	607	1 227	(134)
Pound sterling	17	—	(35)	37
Rand	25	—	27	—
Other currencies	81	3	51	906

A 10% weakening in the rand against the above currencies at 30 June would have the equal but opposite effect to the amounts shown, on the basis that all other variables remain constant.

Forward exchange contracts and cross currency swaps

All forward exchange contracts are supported by underlying commitments or transactions, including those which have not been contracted for.

The fair value (losses)/gains calculated below were determined by recalculating the daily forward rates for each currency using a forward rate interpolator model. The net market value of all forward exchange contracts at year end is calculated by comparing the forward exchange contracted rates to the equivalent year end market foreign exchange rates. The present value of these net market values are then calculated using the appropriate currency specific discount curve.

The following forward exchange contracts and cross currency swaps were held at 30 June:

	Contract foreign currency amount	Contract amount - Rand equivalent	Average rate of exchange	Fair value (losses)/ gains	Contract foreign currency amount	Contract amount - Rand equivalent	Average rate of exchange	Fair value (losses)/ gains
	2015	2015	2015	2015	2014	2014	2014	2014
	million	Rm	(calculated)	Rm	million	Rm	(calculated)	Rm

Forward exchange contracts

Transactions including commitments which have been contracted for

Derivative instruments — cash flow hedges

Imports — capital
Euro	—	—	—	—	27	400	14,78	(6)
US dollar	—	5	12,54	—	1	9	10,73	—
Pound sterling	—	—	—	—	—	1	18,16	—
		5		—		410		(6)

Imports — goods
Euro	—	—	—	—	1	9	14,72	—
US dollar	—	—	—	—	1	10	10,92	—
		—		—		19		—

Exports
US dollar	—	—	—	—	2	23	10,57	—
		—		—		23		—

Other payables (liabilities)
Euro	4	48	13,55	(7)	2	25	14,57	—
US dollar	—	—	—	—	—	1	10,75	—
		48		(7)		26		—

Other receivables (assets)
Euro	3	34	13,55	—	—	5	14,57	—
		34		—		5		—

Sasol Limited group

Notes to the financial statements

Other disclosures

(continued)

64           Financial risk management and financial instruments continued

	Contract foreign currency amount	Contract amount - Rand equivalent	Average rate of exchange	Fair value (losses)/ gains	Contract foreign currency amount	Contract amount - Rand equivalent	Average rate of exchange	Fair value (losses)/ gains
	2015	2015	2015	2015	2014	2014	2014	2014
	million	Rm	(calculated)	Rm	million	Rm	(calculated)	Rm

Derivative instruments — held-for-trading

Imports — capital
Euro	—	—	—	—	2	21	12,97	2
US dollar	—	—	—	—	—	4	10,69	—
		—		—		25		2

Imports — goods
Euro	—	—	—	—	1	14	13,89	—
US dollar	62	757	12,19	—	115	1 230	10,73	(10)
		757		—		1 244		(10)

Exports
Euro	3	35	13,55	—	—	—	—	—
US dollar	5	61	12,04	—	7	77	10,62	(1)
Other currencies — US dollar equivalent	2	26	12,11	—	—	2	9,92	—
		122		—		79		(1)

Other payables (liabilities)
Euro	—	—	—	—	1	6	8,47	2
US dollar	452	5 622	12,44	16	463	5 324	11,51	(301)
Pound sterling	—	—	—	—	—	6	15,87	1
		5 622		16		5 336		(298)

Other receivables (assets)
Euro	—	—	—	—	—	—	—	—
US dollar	10	127	12,24	1	12	133	10,67	—
Pound sterling	—	—	—	—	—	1	—	1
Other currencies — US dollar equivalent	—	14	—	14	—	37	—	36
		141		15		171		37

	Contract foreign currency amount	Contract amount - Rand equivalent	Average rate of exchange	Fair value (losses)/ gains	Contract foreign currency amount	Contract amount - Rand equivalent	Average rate of exchange	Fair value (losses)/ gains
	2015	2015	2015	2015	2014	2014	2014	2014
	million	Rm	(calculated)	Rm	million	Rm	(calculated)	Rm

Forward exchange contracts

Transactions including commitments which have not been contracted for

Derivative instruments — cash flow hedges

Imports
Euro	11	149	14,17	—	16	239	14,94	1
US dollar	8	101	13,05	(3)	11	111	10,09	2
Pound sterling	—	—	—	—	—	1	—	—
Other currencies — US dollar equivalent	—	—	—	—	—	—	—	—
		250		(3)		351		3

Derivative instruments — held-for-trading

Imports
Euro	—	—	—	—	7	100	14,29	—
US dollar	47	579	12,39	(10)	88	942	10,70	(6)
		579		(10)		1 042		(6)

Exports
US dollar	—	—	—	—	—	1	—	—
		—		—		1		—

Other payables (liabilities)
Euro	—	6	14,51	—	5	74	14,80	—
US dollar	—	2	12,44	—	195	2 095	10,74	(10)
Pound sterling	—	—	—	—	20	367	18,35	11
Other currencies	273	2 870	10,49	(112)	852	8 442	9,91	350
		2 878		(112)		10 978		351

Sasol Limited group

Notes to the financial statements

Other disclosures

(continued)

64           Financial risk management and financial instruments continued

The maturity profile of contract amounts of forward exchange contracts and cross currency swaps at 30 June were as follows:

	Contract amount	Within one year	One to two years
	Rm	Rm	Rm
2015

Forward exchange contracts

Transactions including commitments which have been contracted for

Imports — capital
US dollar	5	5	—
	5	5	—
Imports — goods
US dollar	757	757	—
	757	757	—
Exports
Euro	35	35	—
USD	61	61	—
Other currencies — US Dollar equivalent	26	26
	122	122	—
Other payables (liabilities)
Euro	48	48	—
US dollar	5 622	5 622	—
	5 670	5 670	—
Other receivables (assets)
Euro	34	34	—
US dollar	127	127	—
Other currencies — US dollar equivalent	14	14	—
	175	175	—
Transactions including commitments which have not been contracted for
Imports
Euro	149	105	44
US dollar	680	644	36
	829	749	80
Other payables (liabilities)
Euro	6	6	—
US dollar	2	1	1
Other currencies	2 870	2 870	—
	2 878	2 877	1

	Contract amount	Within one year	One to two years
	Rm	Rm	Rm
2014

Forward exchange contracts

Transactions including commitments which have been contracted for

Imports — capital
Euro	421	356	65
US dollar	13	13	—
Pound sterling	1	1	—
Other currencies — US dollar equivalent	—	—	—
	435	370	65

Imports — goods
Euro	23	23	—
US dollar	1 240	1 240	—
	1 263	1 263	—

Exports
US dollar	100	100	—
Other currencies — US dollar equivalent	2	2	—
	102	102	—

Other payables (liabilities)
Euro	31	14	17
US dollar	5 325	5 325	—
Pound sterling	6	6	—
	5 362	5 345	17

Other receivables (assets)
Euro	5	5	—
US dollar	133	133	—
Pound sterling	1	1	—
Other currencies — US dollar equivalent	37	35	2
	176	174	2

Transactions including commitments which have not been contracted for

Imports
Euro	339	327	12
US dollar	1 053	1 052	1
Pound sterling	1	1	—
	1 393	1 380	13

Other payables (liabilities)
Euro	74	73	1
US dollar	2 095	2 095	—
Pound sterling	367	367	—
Other currencies — US dollar equivalent	8 442	7 123	1 319
	10 978	9 658	1 320

Exports
US dollar	1	1	—
	1	1	—

Sasol Limited group

Notes to the financial statements

Other disclosures

(continued)

64 Financial risk management and financial instruments continued

2) Interest rate risk

Fluctuations in interest rates impact on the value of short-term investments and financing activities, giving rise to interest rate risk. The group has significant exposure to interest rate risk due to the volatility in South African, European and US interest rates.

Our debt is comprised of different instruments, which by their nature either bear interest at a floating or a fixed rate. We monitor the ratio of floating and fixed interest in our loan portfolio and may manage this ratio, by electing to incur either bank loans, bearing a floating interest rate, or bonds, which bear a fixed interest rate. We may also use interest rate swaps, where appropriate, to convert some of our debt into either floating or fixed rate debt to manage the composition of our portfolio. In July 2015, we entered into an interest rate swap to convert 50% of the US$3 995 million term loan facility from a variable rate to a fixed rate. The loan was incurred by Sasol Chemicals (USA) LLC to part fund the capital expenditure of the Lake Charles Chemical project to a fixed rate. In  some cases, we may also use an interest rate collar, similar to the crude oil hedge instrument which we have used in the past, which enables us to take advantage of lower variable rates within a range whilst affording the group protection from the effects of higher interest rates.

In respect of financial assets, the group’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in short-term investments (less than one year) in order to maintain liquidity, while achieving a satisfactory return for shareholders.

At the reporting date, the interest rate profile of the group’s interest-bearing financial instruments was:

Carrying value
	2015	2014
	Rm	Rm

Variable rate instruments
Financial assets	49 839	38 466
Financial liabilities	(25 468)	(10 805)
	24 371	27 661

Fixed rate instruments
Financial assets	3 384	1 350
Financial liabilities	(16 719)	(15 025)
	(13 335)	(13 675)
Interest profile (variable: fixed rate as a percentage of total financial assets)	94:6	97:3
Interest profile (variable: fixed rate as a percentage of total financial liabilities)	60:40	42:58

Cash flow sensitivity for variable rate instruments

Financial instruments affected by interest rate risk include borrowings, deposits, derivative financial instruments, trade receivables and trade payables. A change of one percent in the  prevailing interest rate in that region at the reporting date would have increased / (decreased) earnings by the amounts shown below before the effect of tax. The sensitivity analysis has been prepared on the basis that all other variables, in particular foreign currency rates, remain constant and has been performed on the same basis for 2014.

	Income statement – 1% increase
	South Africa	Europe	USA	Other
	Rm	Rm	Rm	Rm

30 June 2015	5	33	122	84
30 June 2014	(29)	(26)	(148)	(109)

	Income statement – 1% decrease
	South Africa	Europe*	USA*	Other*
	Rm	Rm	Rm	Rm

30 June 2015	(5)	—	—	—
30 June 2014	29	—	—	—

A 1% decrease in these interest rates at 30 June would have the equal but opposite effect for Rand exposure.

*A decrease of 1% in interest rates for the United States of America and Europe will not have an effect on the income statement as it is not reasonably possible that the repo interest rates will decrease below 0%.

The following interest rate derivative contracts were in place at 30 June:

	Contract amount – Rand equivalent	Average fixed rate		Fair value losses	Contract amount – Rand equivalent	Average fixed rate		Fair value losses
	2015	2015	Expiry	2015	2014	2014	Expiry	2014
	Rm	%	2015	Rm	Rm	%	2014	Rm

Interest rate derivatives

Derivative instruments — held-for-trading

Pay fixed rate receive floating rate
Euro*	—	—	—	—	98	2	25/05/2016	(3)

	—			—	98			(3)

The maturity profile of gross contract amounts of interest rate derivatives at 30 June were as follows:

	Contract amount	Within one year	One to two years	Two to three years
	Rm	Rm	Rm	Rm
2014
Derivative instruments — cash flow hedges
Pay fixed rate receive floating rate
Euro	98	25	24	49
	98	25	24	49

Commodity price risk

A substantial proportion of our turnover is derived from sales of petroleum and petrochemical products.

Market prices for crude oil fluctuate because they are subject to international supply, demand and political factors. Our exposure to the crude oil price centres primarily around the crude oil related raw materials used in our Natref refinery and certain of our offshore operations, as well as on the selling price of the fuel marketed by our Energy business which is governed by the Basic Fuel Price (BFP) formula. Key factors in the BFP are the Mediterranean and Singapore or Mediterranean and Arab Gulf product prices for petrol and diesel, respectively.

For forecasting purposes, a US$1/barrel increase in the average annual crude oil price will impact profit from operations by approximately R811 million (US$64 million) in 2015. This is based on an average rand/US dollar exchange rate assumption of R12,65.

This calculation is done at a point in time and is based on a 12 month average oil price at a constant 12 month average exchange rate. It may be used a general rule but the sensitivity is not linear over large absolute changes in the oil price and hence applying it to these scenarios may lead to an incorrect reflection of the change in profit from operations.

Sasol Limited group

Notes to the financial statements

Other disclosures

(continued)

64           Financial risk management and financial instruments continued

Sensitivity analysis

While demand is expected to grow through 2016, we anticipate that a further rise in the Organisation of the Petroleum Exporting Countries’ (OPEC) production (particularly from Saudi Arabia and post-sanctions Iran) will outweigh the expected fall in non-OPEC output. There appears to be a clear determination by OPEC to keep output levels elevated, and hence prices low, in the hope that cheaper oil will pressure high-cost US shale producers to reduce output. This is likely to result in a continued, though declining, surplus into 2017. Other issues that could impact oil prices in the short- to medium-term include geopolitical risk in the Middle East, general speculator activity, and a slower than expected increase in global demand growth. As a result, we anticipate a ‘lower-for-longer’ oil price environment, through until the end of calendar year 2017.

A 10 percent increase in the commodity prices at 30 June would have changed the fair value of commodity derivatives recognised in other operating costs in the income statement by the amounts shown below, before the effect of tax.  This is based on the underlying number of barrels of the derivatives outstanding at the end of the year. This analysis assumes that all other variables remain constant and should not be considered predictive of future performances. This calculation has also been performed on the same basis for 2014.

	2015	2014
	Rm	Rm

Crude oil	(164)	(205)

A 10% decrease in the commodity prices at 30 June would have the equal but opposite effect on the fair value amounts shown above, on the basis that all other variables remain constant.

The group makes use of derivative instruments of short duration as a means of mitigating price and timing risks on crude oil purchases and sales. In effecting these transactions, the business units concerned operate within procedures and policies designed to ensure that risks, including those relating to the default of counterparties, are minimised.

The group has previously entered into hedging contracts which provided downside protection against decreases in the Brent crude oil price. Conversely, Sasol will have incurred opportunity losses on the hedged portion of production should the monthly average oil price have exceeded a certain price per barrel. Together with the group’s other risk mitigation initiatives, such as cost containment, cash conservation and capital prioritisation, the group’s hedging strategy is considered in conjunction with these initiatives. The situation is monitored regularly to assess the appropriateness of oil price hedging as part of Sasol’s risk management activities. For the 2013, 2014 and 2015 financial years, Sasol did not enter into any strategic oil price hedging to protect revenues. The situation is monitored regularly to assess when a suitable time might be to enter into an appropriate hedge again in the future.

Dated Brent Crude prices applied during the year:

	Dated Brent Crude
	2015	2014
	US$	US$
High	106,64	117,13
Average	73,46	109,40
Low	48,18	103,19

The following commodity derivative contracts were in place at 30 June:

	Contract amount	Fair Value gain	Within one year	Contract amount	Fair value loss	Within one year
	2015	2015	2015	2014	2014	2014
	Rm	Rm	Rm	Rm	Rm	Rm
Commodity derivatives

Futures
Crude oil	1 667	27	27	1 958	(87)	(87)

64          Financial Instruments

The following table summarises the group’s classification of financial instruments.

		Carrying value
		At fair value through profit and loss	Available- for-sale	Amortised cost	Held-to- maturity	Fair value Total
	Note	Rm	Rm	Rm	Rm	Rm
2015
Financial assets
Investments in listed securities	6	—	539	—	—	539
Investments in unlisted securities	6	—	206	—	—	206
Other long term investments	6	—	—	—	81	81
Long-term receivables	10	—	—	2 957	—	2 957
Derivative assets	11/16	124	—	—	—	124
Trade receivables	14	—	—	21 663	—	21 663	*
Other receivables	15	—	—	1 631	—	1631	*
Cash and cash equivalents	17	—	—	53 032	—	53 032	*

Financial liabilities
Listed long-term debt (US Dollar Bond)	18	—	—	12 097	—	12 292
Unlisted long-term debt	18	—	—	29 969	—	30 574
Short term debt	24	—	—	534	—	534	*
Derivative liabilities	19/25	206	—	—	—	206
Trade payables and accrued expenses	29	—	—	20 278	—	20 278	*
Other payables	30	—	—	1 249	—	1 249	*

		Carrying value
		At fair value through profit and loss	Available- for-sale	Amortised cost	Held-to- maturity	Fair value Total
	Note	Rm	Rm	Rm	Rm	Rm
2014
Financial assets
Investments in listed securities	6	—	407	—	—	407
Investments in unlisted securities	6	43	221		—	264
Other long term investments	6	—	—	—	205	205
Long-term receivables	10	—	—	2 963	—	2 963
Financial assets (derivatives)	11/16	433	—	—	—	433
Trade receivables	14	—	—	22 637	—	22 637	*
Other receivables	15	—	—	3 839	—	3 839	*
Cash and cash equivalents	17	—	—	38 021	—	38 021	*
Financial liabilities
Listed long-term debt (US Dollar Bond)	18	—	—	10 634	—	10 700
Unlisted long-term debt	18	—	—	15 287	—	15 831
Short-term debt	24	—	—	135	—	135	*
Derivative liabilities	19/25	463	—	—	—	463
Trade payables and accrued expenses	29	—	—	18 950	—	18 950	*
Other payables	30	—	—	904	—	904	*

* The fair value of these instruments approximates their carrying value, due to their short-term nature.

Sasol Limited group

Notes to the financial statements

Other disclosures

(continued)

64           Financial Instruments continued

The fair value of financial instruments reflects the amount that could be obtained to sell an asset or the amount that would be paid to transfer a liability in an orderly transaction between market participants.

Fair value

Various valuation techniques and assumptions are utilised for the purpose of calculating fair value.

The group does not hold any financial instruments traded in an active market, except for the investment in listed equity instruments.

Fair value is determined using valuation techniques as outlined below. Where possible, inputs are based on quoted prices and other market determined variables.

Fair value hierarchy

The following table is provided representing the assets and liabilities measured at fair value at reporting date, or for which fair value is disclosed at reporting date.

The calculation of fair value requires various inputs into the valuation methodologies used.

The source of the inputs used affects the reliability and accuracy of the valuations. Significant inputs have been classified into the hierarchical levels in line with IFRS 13, as shown below.

There have been no transfers between levels in the current year. Transfers between levels are considered to have occurred at the date of the event or change in circumstances.

Level 1                    Quoted prices in active markets for identical assets or liabilities

Level 2                    Inputs other than quoted prices that are observable for the asset or liability (directly or indirectly).

Level 3                    Inputs for the asset or liability that are unobservable.

Financial instrument	Fair value 30 June 2015		Valuation method	Significant inputs	Fair value hierarchy of inputs

Financial assets
Investments in listed securities	539		Quoted market price for the same instrument	Quoted market price for the same instrument	Level 1
Investments in unlisted securities	206		Discounted cash flow

Forecasted earnings, capital expenditure and debt cash flows of the underlying business, based on the forecasted assumptions of inflation, exchange rates, commodity prices etc. Appropriate WACC for the region.

					Level 3
Other long-term investments	81		Discounted cash flow	Market related interest rates.	Level 3
Long term receivables	2 957		Discounted cash flow	Market related interest rates.	Level 3
Derivative assets	124		Forward rate interpolator model, appropriate currency specific discount curve	Forward exchange contracted rates, market foreign exchange rates, forward contract rates, market commodity prices	Level 2
Trade receivables	21 663	*	Discounted cash flow	Market related interest rates.	Level 3*
Other receivables	1631	*	Discounted cash flow	Market related interest rates.	Level 3*
Cash and cash equivalents	53 032	*	**	**	Level 1**

Financial liabilities
Listed long-term debt	12 292		Quoted market price for the same instrument	Quoted market price for the same instrument#	Level 1
Unlisted long-term debt	30 574	#	Discounted cash flow	Market related interest rates	Level 3
Short-term debt	534	*	Discounted cash flow	Market related interest rates	Level 3*
Derivative liabilities	206		Forward rate interpolator model, appropriate currency specific discount curve	Forward exchange contracted rates, market foreign exchange rates, forward contract rates, market commodity prices.	Level 2
Trade payables and accrued expenses	20 278	*	Discounted cash flow	Market related interest rates	Level 3*
Other payables	1 249	*	Discounted cash flow	Market related interest rates	Level 3*

*	The fair value of these instruments approximates their carrying value, due to their short-term nature.
**	The carrying value of cash is considered to reflect its fair value.
#	A change of one percent of the market related interest rates would have increased/(decreased) the fair value by R420 million.